Exhibit 99.2

BREP HOLDING L.P.

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BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

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BROOKFIELD RENEWABLE POWER INC.

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BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

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BROOKFIELD ENERGY MARKETING L.P.

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BRP CANADA GP LP

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EACH PERSON WHO IS ADMITTED TO THE PARTNERSHIP AS A LIMITED PARTNER FROM TIME TO TIME

THIRD AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

OF BROOKFIELD RENEWABLE ENERGY L.P.

February 11, 2016

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION		2
1.1	Definitions	2
1.2	Headings and Table of Contents	15
1.3	Interpretation	15
1.4	Invalidity of Provisions	16
1.5	Entire Agreement	16
1.6	Waiver, Amendment	16
1.7	Governing Law; Submission to Jurisdiction	16

ARTICLE 2
ORGANIZATIONAL MATTERS		17
2.1	Formation	17
2.2	Purpose	17
2.3	Powers	18
2.4	Name	18
2.5	Registered Office; Principal Office	18
2.6	Power of Attorney	18
2.7	Term	20

ARTICLE 3
CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS		20
3.1	Formation of the Partnership	20
3.2	Initial Capital Contributions by the General Partner and the Initial Limited Partner	20
3.3	Interest and Withdrawal	20
3.4	Issuances of Additional Partnership Interests	20
3.5	Pre-emptive Rights	22
3.6	Splits and Combinations	22
3.7	Fully Paid and Non-Assessable Nature of Units	23
3.8	Issuance of Units to BREP	23

ARTICLE 4
ALLOCATIONS		23
4.1	Maintenance of Capital Accounts	23
4.2	Allocations – Overview	24
4.3	General Allocations	24
4.4	Special Allocations	25
4.5	Allocation of Nonrecourse Liabilities	25
4.6	Transfer of Interest	26
4.7	Allocations for U.S. Tax Purposes	26
4.8	Allocations for Canadian Federal Income Tax Purposes	26
4.9	Currency Translation	28
4.10	Authority of General Partner	28

ARTICLE 5
DISTRIBUTIONS		28
5.1	In General	28
5.2	Distributions Prior to Dissolution	29
5.3	Distributions on or After Dissolution	30
5.4	Adjustment to Incentive Distributions Payable to General Partner	30
5.5	Incentive Distributions Paid in the Form of Redemption Exchange Units	31
5.6	Prohibition on Distributions	31

ARTICLE 6
REDEMPTION-EXCHANGE RIGHTS		31
6.1	Redemption-Exchange Rights	31
6.2	Redemption and Exchange Procedures	32
6.3	Redemption-Exchange Date	33
6.4	Withdrawal of Exercise	33
6.5	Effect of Exercise of the Redemption-Exchange Right	33
6.6	FIRPTA	33

ARTICLE 7
REDEMPTION AMOUNT AND EXCHANGE RATIO		34
7.1	Redemption Amount	34
7.2	Exchange Ratio and Adjustments	34

ARTICLE 8
ADJUSTMENTS		34
8.1	BREP Unit Reorganization	34
8.2	BREP Unit Reclassification	34
8.3	Adjustments Cumulative	35

ARTICLE 9
MANAGEMENT AND OPERATION OF PARTNERSHIP		35
9.1	Management	35
9.2	Restrictions on General Partner’s Authority	36
9.3	Reimbursement of Partnership Expenses	37
9.4	Outside Activities	37
9.5	Disclosure of Interests	38
9.6	Indemnification	39
9.7	Resolution of Conflicts of Interest	40
9.8	Other Matters Concerning the General Partner	41
9.9	Title to Partnership Assets	41
9.10	Purchase or Sale of Units	42
9.11	Reliance by Third Parties	42
9.12	Services	42

ARTICLE 10
RIGHTS AND OBLIGATIONS OF LIMITED PARTNERS		43
10.1	Limitation of Liability	43

10.2	Management of Partnership Affairs	43
10.3	Outside Activities	43

ARTICLE 11
BOOKS, RECORDS, ACCOUNTING AND REPORTS		44
11.1	Books, Records and Accounting	44
11.2	Fiscal Year	44
11.3	Delivery of Financial Statements	44

ARTICLE 12
TAX MATTERS		44
12.1	Tax Information	44
12.2	Preparation of Tax Returns	45
12.3	Tax Elections	45
12.4	Tax Controversies	45
12.5	Withholding	45
12.6	Election to be Treated as a Corporation	46
12.7	U.S. Tax Classification of the Partnership	46

ARTICLE 13
CERTIFICATES; RECORD HOLDERS; TRANSFERS OF PARTNERSHIP INTERESTS		46
13.1	Certificates	46
13.2	Mutilated, Destroyed, Lost or Stolen Certificates	47
13.3	Record Holder	47
13.4	Transfer Generally	48
13.5	Registration and Transfer of Units	48
13.6	Transfer of General Partner Units	49
13.7	Restrictions on Transfers	49

ARTICLE 14
ADMISSION OF ADDITIONAL OR SUCCESSOR PARTNERS		50
14.1	Admission of Additional Limited Partners	50
14.2	Admission of Successor General Partner	51

ARTICLE 15
WITHDRAWAL OF PARTNERS		51
15.1	Withdrawal of the General Partner	51
15.2	Removal of the General Partner	52
15.3	Interest of Departing General Partner and Successor General Partner	52
15.4	Withdrawal of Limited Partners	53

ARTICLE 16
TERMINATION OF THE PARTNERSHIP		53
16.1	Dissolution	53
16.2	Reconstitution of Partnership	54
16.3	Liquidation	54
16.4	Distributions in Kind	57

16.5	Cancellation of Certificate of Limited Partnership	57
16.6	Reasonable Time for Winding Up	58
16.7	Return of Capital	58
16.8	No Capital Account Restoration	58
16.9	Waiver of Partition	58

ARTICLE 17
AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE		58
17.1	Amendment to be Adopted Solely by General Partner	58
17.2	Amendment Procedures	60
17.3	Amendment Requirements	60
17.4	Meetings	61
17.5	Notice of Meeting	62
17.6	Record Date	62
17.7	Adjournment	62
17.8	Quorum	63
17.9	Conduct of Meeting	63
17.10	Action Without a Meeting	64
17.11	Voting and Other Rights	64

ARTICLE 18
GENERAL PROVISIONS		64
18.1	Enurement	64
18.2	Notices	65
18.3	Further Assurances	66
18.4	Counterparts	66

SCHEDULE A            Designation of Rights, Privileges, Restrictions and Conditions Attaching to Class A Preferred Limited Partnership Units

THIRD AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT OF BROOKFIELD RENEWABLE ENERGY L.P.

THIS AGREEMENT is made as of the 11th day of February, 2016 among BREP Holding L.P. (the “General Partner”), an exempted limited partnership existing under the laws of Bermuda, as the General Partner, BROOKFIELD RENEWABLE ENERGY PARTNERS L.P. (the “Initial Limited Partner” or “BREP”), an exempted limited partnership existing under the laws of Bermuda, as a limited partner, BROOKFIELD RENEWABLE POWER INC., a corporation existing under the law of the Province of Ontario (“BRPI”), as a limited partner, BROOKFIELD ENERGY MARKETING L.P. (“BEM LP”), a limited partnership existing under the laws of the Province of Ontario, as a limited partner, BRP CANADA GP LP (“LB LP”), a limited partnership existing under the laws of the Province of Ontario, as a limited partner, and each person who is admitted to the Partnership as a limited partner in accordance with the provisions of this Agreement;

WHEREAS the General Partner and the Initial Limited Partner formed a limited partnership under the laws of Bermuda upon the entering into of a limited partnership agreement between the General Partner and the Initial Limited Partner dated as of June 27, 2011 (the “Initial Limited Partnership Agreement”).  A Certificate of Registration for the Partnership (as hereinafter defined) confirming the registration of the Partnership  as an “Exempted Partnership” pursuant to a Certificate of Exempted Partnership under the Exempted Partnerships Act 1992 (Bermuda) (as supplemented, the “Certificate of Exempted Partnership”) and as a “Limited Partnership” pursuant to a Certificate of Limited Partnership under the Limited Partnership Act 1883 (Bermuda) (as supplemented, the “Certificate of Limited Partnership”) was issued by the Bermuda Registrar of Companies on June 29, 2011;

AND WHEREAS the General Partner and the Initial Limited Partner amended and restated the Initial Limited Partnership Agreement pursuant to an amended and restated limited partnership agreement dated as of November 20, 2011 (the “Amended and Restated Limited Partnership Agreement”);

AND WHEREAS pursuant to the transactions contemplated by the Combination Agreement (the “Fund Conversion”), Class A Units are held by BREP;

AND WHEREAS, pursuant to the Reorganization and following the execution of the Amended and Restated Partnership Agreement, (i) the Partnership issued Redemption-Exchange Units to BRPI, (ii) BRP Canada L.P. (“HB LP”), a limited partnership existing under the laws of the Province of Ontario, acquired Redemption-Exchange Units through the acquisition of a note that is convertible into Redemption-Exchange Units, (iii) the Partnership issued Redemption-Exchange Units to BEM LP, and (iv) BRPI transferred all of its Redemption-Exchange Units to LB LP and thereafter HB LP transferred all of its Redemption-Exchange Units to BRPI;

AND WHEREAS the General Partner, on behalf of the Partnership, entered into the first amendment to the Amended and Restated Limited Partnership Agreement made as of

May 4, 2012 (together with the Amended and Restated Limited Partnership Agreement, the “First Amended and Restated Limited Partnership Agreement”);

AND WHEREAS the General Partner amended and restated the First Amended and Restated Limited Partnership Agreement pursuant to a second amended and restated limited partnership agreement dated as of November 25, 2015 (the “Second Amended and Restated Limited Partnership Agreement”) to allow for preferred limited partnership interests in the Partnership and to create a class of such preferred limited partnership interests;

AND WHEREAS, the General Partner desires to amend the Second Amended and Restated Limited Partnership Agreement to create an additional series of such class of preferred limited partnership interests in the Partnership having the rights and restrictions set out in Schedule A to this Agreement;

AND WHEREAS, pursuant to Section 17.1 of the Second Amended and Restated Limited Partnership Agreement, subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the General Partner (pursuant to its power of attorney from the Limited Partners), without the approval of any Limited Partner, may amend any provision of the Second Amended and Restated Limited Partnership Agreement to reflect certain changes, including, as provided for in Section 17.1.6 of the Second Amended and Restated Limited Partnership Agreement, an amendment that the General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of Partnership Interests;

AND WHEREAS the Partners (as hereinafter defined) desire to set forth the rights, powers and duties of the Partners, the affairs of the Partnership and the conduct of the Partnership’s activities, all upon the terms and conditions provided for in this Third Amended and Restated Limited Partnership Agreement.

AND WHEREAS this Third Amended and Restated Limited Partnership Agreement shall replace the Second Amended and Restated Limited Partnership Agreement in its entirety;

NOW THEREFORE in consideration of the premises, mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties covenant and agree, each with the others, as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Definitions

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

1.1.1.            “Adjusted Capital Account Deficit” means, with respect to any Partner, the deficit balance, if any, in such Partner’s Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

1.1.1.1             credit to such Capital Account any amounts which such Partner is obligated to restore pursuant to any provision of this Agreement or is deemed obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5); and

1.1.1.2             debit to such Capital Account the items described in Treasury Regulations Sections 1.704-l(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of “Adjusted Capital Account Deficit” is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith;

1.1.2.            “Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by such Person, or is under common Control of a third Person;

1.1.3.            “Agreement” means this Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P.;

1.1.4.            “Amended and Restated Limited Partnership Agreement” has the meaning assigned to such term in the recitals;

1.1.5.            “Applicable Number of BREP Units” means the product of the number of Redemption-Exchange Units specified in an Exchange Notice multiplied by the Exchange Ratio;

1.1.6.            “Applied Incentive Amount” has the meaning assigned to such term in Section 5.4;

1.1.7.            “Assets” means all assets, whether tangible or intangible and whether real, personal or mixed, at any time owned by the Partnership (or by the General Partner, one or more of its Affiliates or one or more nominees for the benefit of the Partnership, in each case in accordance with Section 9.9) or acquired by the General Partner for the account of the Partnership in the course of carrying on the activities of the Partnership;

1.1.8.            “Available Cash” means all cash and cash equivalents of the BREP Group available for distribution by the Partnership determined as at the reasonable sole discretion of the General Partner in good faith, subject to Section 5.5, which, for greater certainty, is anticipated to be but may not in all cases equal to an amount of cash held by the Partnership after the payment of reasonable expenses, debt service obligations on any indebtedness and any other expense or reserve for any liability, working capital or capital expenditure;

1.1.9.            “BEM LP” has the meaning assigned to such term in the recitals;

1.1.10.          “Bermuda Holdco” means BRP Bermuda Holdings I Limited;

1.1.11.          “Book Item” has the meaning assigned to such term in Section 4.7;

1.1.12.          “BREP” has the meaning assigned to such term in the recitals;

1.1.13.          “BREP Group” means BREP, the Partnership, the Holding Entities, the Operating Entities and any other direct or indirect Subsidiary of a Holding Entity;

1.1.14.          “BREP Partnership Agreement” means the limited partnership agreement of BREP;

1.1.15.          “BREP Unit” is an Equity Unit (as that term is defined in the BREP Partnership Agreement) in BREP;

1.1.16.          “BRP Canada” means Brookfield BRP Canada Corp.;

1.1.17.          “BRPI” has the meaning assigned to such term in the recitals;

1.1.18.          “Brookfield” means Brookfield Asset Management Inc.;

1.1.19.          “Brookfield Group Allocable Gain” means the difference between the fair market value as at the effective time of the transactions contemplated in Section 2.2.15 of the Plan of Arrangement of the CanHoldco Shares transferred to the Partnership by any member of the Brookfield Group less the aggregate adjusted cost base of such shares to the Partnership as at such time;

1.1.20.          “Brookfield Group” means Brookfield and any Affiliates of Brookfield, other than any member of the BREP Group;

1.1.21.          “Business Day” means every day except a Saturday or Sunday, or a day which is a statutory or civic holiday in Bermuda, the Province of Ontario, or the State of New York;

1.1.22.          “Canadian Tax Purposes” means for the purposes of determining liability for Tax pursuant to Canadian federal and provincial Tax Laws;

1.1.23.          “CanHoldco” means Brookfield BRP Holdings (Canada) Inc.;

1.1.24.          “CanHoldco Shares” has the meaning assigned to such term in Section 4.8.3;

1.1.25.          “Capital Account” means, in relation to each Partner, the account maintained in the books of the Partnership for each Partner in accordance with Section 4.1;

1.1.26.          “Capital Amount” means, (i) as of November 20, 2011 and with respect to each Equity Unit and General Partner Unit Outstanding as of November 20, 2011, $1.00 and (ii) with respect to each Preferred Unit means the issue price therefore; provided, however, that the Capital Amount with respect to each Unit and General Partner Unit shall hereafter be adjusted as provided in Section 3.4.3;

1.1.27.          “Capital Contribution” means the amount of capital contributed to the Partnership by each Record Holder (or a Person from which the Record Holder purchased or acquired its Partnership Interests) in respect of the Partnership Interests purchased or acquired by or issued to that Record Holder;

1.1.28.          “Capital Surplus” has the meaning assigned to such term in Section 5.2.4;

1.1.29.          “Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud, gross negligence, bad faith or willful or wanton misconduct in its capacity as General Partner of the Partnership;

1.1.30.          “Certificate” means a certificate issued by the Partnership evidencing ownership of one or more Units or any other Partnership Interests, or of options, rights, warrants or appreciation rights relating to Partnership Interests, in such form as may be adopted by the General Partner from time to time;

1.1.31.          “Certificate of Exempted Partnership” has the meaning assigned to such term in the recitals;

1.1.32.          “Certificate of Limited Partnership” has the meaning assigned to such term in the recitals;

1.1.33.          “Class A Units” means the limited partner interests in the Partnership having the rights and obligations specified in this Agreement and that are designated as Class A Units;

1.1.34.          “Closing Date” means the date that the Fund Conversion is effective;

1.1.35.          “Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable regulations thereunder, and any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provisions of future law;

1.1.36.          “Combination Agreement” means the Combination Agreement by and among BRPI, Brookfield Renewable Power Fund (“BRPF”), Brookfield Renewable Power Trust and BREP, dated September 12, 2011, as may be amended from time to time;

1.1.37.          “Conflicts Guidelines” has the meaning assigned to such term in Section 9.7.2;

1.1.38.          “Control” means the control by one Person of another Person in accordance with the following:  a Person (“A”) controls another Person (“B”) where A has the power to determine the management and policies of B by contract or status (for example the status of A being the general partner of B) or by virtue of the beneficial ownership of or control over a majority of the voting interests in B; and, for certainty and without limitation, if A owns or has control over shares or other securities to which are attached more than 50% of the votes permitted to be cast in the election of directors to the Governing Body of B or A is the general partner of B, a limited partnership, then in each case A Controls B for this purpose, and the term “Controlled” has the corresponding meaning;

1.1.39.          “Departing General Partner” means a former General Partner, from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 15.1 or 15.2;

1.1.40.          “Depreciation” means, for each fiscal year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for U.S. federal income tax purposes with respect to an asset for such fiscal year, except that (a) with respect to any asset the Gross Asset Value of which differs from its adjusted tax basis for U.S. federal income tax purposes at the beginning of such fiscal year and which difference is being eliminated by use of the “remedial method” as defined by Section 1.704-3(d) of the Treasury Regulations, Depreciation for such fiscal year shall be the amount of book basis recovered for such fiscal year under the rules prescribed by Section 1.704-3(d)(2) of the Treasury Regulations, and (b) with respect to any other asset the Gross Asset Value of which differs from its adjusted tax basis for U.S. federal income tax purposes at the beginning of such fiscal year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the U.S. federal income tax depreciation, amortization, or other cost recovery deduction for such fiscal year bears to such beginning adjusted tax basis; provided, however, that in the case of clause (b) above, if the adjusted tax basis for U.S. federal income tax purposes of an asset at the beginning of such fiscal year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the General Partner;

1.1.41.          “Effective Date” has the meaning assigned to such term under the Combination Agreement;

1.1.42.          “Equity Unit” means any Class A Unit or Redemption-Exchange Unit;

1.1.43.          “Equity Unitholder” means a holder of Equity Units;

1.1.44.          “Event of Withdrawal” has the meaning assigned to such term in Section 15.1.1;

1.1.45.          “Exchange Notice” has the meaning assigned to such term in Section 6.2.2;

1.1.46.          “Exchange Ratio” has the meaning assigned to such term in Section 7.2;

1.1.47.          “Exchange Right” has the meaning assigned to such term in Section 6.1.3;

1.1.48.          “Exempted Partnerships Act” means the Exempted Partnerships Act 1992 (Bermuda);

1.1.49.          “First Amended and Restated Limited Partnership Agreement” has the meaning assigned to such term in the recitals;

1.1.50.          “First Distribution Threshold” means $0.375 per Unit per Quarter (pro rated for any Quarter in which (i) a Unit is not Outstanding for the entire Quarter or (ii) the Capital Amount in respect of a Unit is adjusted pursuant to Section 3.4.3);

1.1.51.          “fiscal year” as such term relates to the Partnership shall be the fiscal year of the Partnership as determined in accordance with Section 11.2;

1.1.52.          “Fund Conversion” has the meaning assigned to such term in the recitals;

1.1.53.          “General Partner” means BREP Holding L.P., an exempted limited partnership existing under the laws of Bermuda, and includes any person who becomes a successor or replacement general partner of the Partnership pursuant to the terms of this Agreement after the date hereof;

1.1.54.          “General Partner Units” means the interest in the Partnership owned by the General Partner, having the rights and obligations specified in this Agreement, and which are designated as General Partner Units;

1.1.55.          “Governing Body” means (i) with respect to a corporation or limited company, the board of directors of such corporation or limited company, (ii) with respect to a limited liability company, the manager(s) or managing partner(s) of such limited liability company, (iii) with respect to a partnership, the board, committee or other body of each general partner or managing partner of such partnership, respectively, that serves a similar function (or if any such general partner is itself a partnership, the board, committee or other body of such general or managing partner’s general or managing partner that serves a similar function), and (iv) with respect to any other Person, the body of such Person that serves a similar function, and in the case of each of (i) through (iv) includes any committee or other subdivision of such body and any Person to whom such body has delegated any power or authority, including any officer and managing director;

1.1.56.          “Governing Instruments” means (i) the Memorandum of Association and Bye-laws in the case of any exempted company existing under the Laws of Bermuda, (ii) the certificate of incorporation, amalgamation or continuance, as applicable, and bylaws in the case of a corporation, (iii) the memorandum and articles of association and by-laws, as applicable, in the case of a limited company, (iv) the partnership agreement in the case of a partnership, (v) the articles of formation and operating agreement in the case of a limited liability company, (vi) the trust instrument in the case of a trust, and (vii) any other similar governing document under which an entity was organized, formed or created and operates, in each case as amended, supplemented or otherwise modified from time to time;

1.1.57.          “Governmental Authority” means any (i) international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency or instrumentality, domestic or foreign, including ISO/RTOs, (ii) self-regulatory organization or stock exchange, (iii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

1.1.58.          “Gross Asset Value” means, with respect to any asset, the asset’s adjusted basis for U.S. federal income tax purposes, except as follows:

1.1.58.1           the Gross Asset Value of any asset contributed by a Partner to the Partnership is the gross fair market value of such asset as determined by the General Partner at the time of contribution;

the Gross Asset Value of all Assets (i) shall be adjusted to equal their respective gross fair market values, as determined by the General Partner, effective as of the acquisition of an additional interest in the Partnership by any new or existing Partner in exchange for more than a de minimis Capital Contribution, unless the General Partner determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Partners in the Partnership; and (ii) may be so adjusted, as determined by the General Partner, as of the following times: (a) the distribution by the Partnership to the Partner of more than a de minimis amount of property as consideration for an interest in the Partnership; (b) the grant of an interest in the Partnership (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Partnership by an existing Partner acting in a Partner capacity, or by a new Partner acting in a Partner capacity or in anticipation of becoming a Partner; (c) the liquidation of the Partnership within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); and (d) the reclassification of Class A Preferred Limited Partnership Units, Series 7 into Class A Preferred Limited Partnership Units, Series 8 or the reclassification of Class A Preferred Limited Partnership Units, Series 8 into Class A Preferred Limited Partnership Units, Series 7 (in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(s)); provided, however, that the adjustments pursuant to clauses (ii)(a), (ii)(b) and (ii)(d) above shall be made only if the General Partner reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Partners in the Partnership;

1.1.58.2           the Gross Asset Value of an Asset distributed to any Partner shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the General Partner; and

1.1.58.3           if the Gross Asset Value of an Asset has been determined or adjusted pursuant to 1.1.58.1 or 1.1.58.2 above, such Gross Asset Value shall thereafter be adjusted by Depreciation taken into account with respect to such asset for purposes of computing Net Income or Net Loss;

1.1.59.          “HB LP” has the meaning assigned to such term in the recitals;

1.1.60.          “Holding Entities” means Bermuda HoldCo, CanHoldco, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and any direct wholly-owned Subsidiary of the Partnership created or acquired after the date of this Agreement;

1.1.61.          “IFRS-IASB” means International Financial Reporting Standards as issued by the International Accounting Standards Board consistently applied;

1.1.62.          “Incentive Distribution” means any performance-based carried interest, dividend, distribution or other profit entitlement but, for greater certainty, does not include the Base Management Fee (as such term is defined in the Master Services Agreement), Service Agreement Fees or Creditable Operating Entity Payment (as such terms are defined in the Master Services Agreement);

1.1.63.          “Incentive Distribution Account” has the meaning assigned to such term in Section 5.4;

1.1.64.          “Income for Canadian Tax Purposes” means in respect of any fiscal year of the Partnership, the income of the Partnership for that fiscal year, determined in accordance with the Income Tax Act;

1.1.65.          “Income Tax Act” means the Income Tax Act (Canada), and includes the regulations promulgated thereunder;

1.1.66.          “Indemnified Party” has the meaning assigned to such term in Section 9.6;

1.1.67.          “Independent Committee” means a committee of the board of directors of the General Partner’s general partner made up of directors that are “independent” of Brookfield and its Affiliates, as contemplated by applicable securities Laws;

1.1.68.          “Initial Aggregate Gain” means the difference between the fair market value immediately after the completion of the Fund Conversion of all CanHoldco Shares transferred to the Partnership less the aggregate adjusted cost base of such shares at that time;

1.1.69.          “Initial GP Capital Contribution” has the meaning assigned to such term in Section 3.2;

1.1.70.          “Initial Limited Partner” has the meaning assigned to such term in the recitals;

1.1.71.          “Initial Limited Partnership Agreement” has the meaning assigned to such term in the recitals;

1.1.72.          “Initial LP Capital Contribution” has the meaning assigned to such term in Section 3.2;

1.1.73.          “Interested Party” has the meaning assigned to such term in Section 9.5.1;

1.1.74.          “Interim Capital Transactions” means sales or other voluntary or involuntary dispositions of any Assets (other than cash, cash equivalents, marketable securities and the like) prior to the commencement of the dissolution and liquidation of the Partnership.

1.1.75.          “Invested Capital” means, on any particular date, the amount of capital contributed (directly or indirectly and either as debt or equity) to an Operating Entity prior to such date;

1.1.76.          “ISO/RTO” means an independent electricity system operator, a regional transmission organization, national system operator and/or any other similar organization overseeing the transmission of electricity in any jurisdiction in which the BREP Group owns assets or operates;

1.1.77.          “Laws” means any and all applicable (i) laws, constitutions, treaties, statutes, codes, ordinances, principles of common and civil law and equity, rules, regulations and municipal by-laws, whether domestic, foreign or international, (ii) judicial, arbitral, administrative, ministerial, departmental and regulatory judgments, orders, writs, injunctions, decisions, and awards of any Governmental Authority, and (iii) policies, practices and guidelines of any Governmental Authority which, although not actually having the force of law, are considered by such Governmental Authority as requiring compliance as if having the force of law; and the term “applicable”, with respect to such Laws and in the context that refers to one or more Persons, means such Laws that apply to such Person or Persons or its or their business, undertaking, property or securities at the relevant time and that emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

1.1.78.          “LB LP” has the meaning assigned to such term in the recitals;

1.1.79.          “Liabilities” has the meaning assigned to such term in Section 9.6.1;

1.1.80.          “Limited Partner” means a Person who is the direct beneficial owner of a Unit, without regard to the Record Holder (unless the Record Holder is such Person), and includes holders of Class A Units, Redemption-Exchange Units and Preferred Units;

1.1.81.          “Limited Partnership Act” means the Limited Partnership Act 1883 (Bermuda);

1.1.82.          “Liquidator” means the General Partner or other Person approved pursuant to Section 16.3 who performs the functions described therein;

1.1.83.          “Loss for Canadian Tax Purposes” means, in respect of any fiscal year of the Partnership, the loss of the Partnership for that fiscal year, determined in accordance with the Income Tax Act;

1.1.84.          “Market Value” means, at any time, the volume-weighted average trading price of a security traded on the principal stock exchange (determined on the basis of trading volumes) for the preceding five trading days;

1.1.85.          “Master Services Agreement” means the master services agreement among the Service Providers, the Partnership, BREP, the Holding Entities and others;

1.1.86.          “Net Income” and “Net Loss” means, for each fiscal year or other period, an amount equal to the Partnership’s taxable income or loss for such fiscal year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss) with the following adjustments:

1.1.86.1           any income of the Partnership that is exempt from U.S. federal income tax, and to the extent not otherwise taken into account in computing Net Income or Net Loss pursuant to this paragraph, shall be added to such taxable income or loss;

1.1.86.2           any expenditures of the Partnership described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and to the extent not otherwise taken into account in computing Net Income or Net Loss pursuant to this paragraph, shall be subtracted from such taxable income or loss;

1.1.86.3           in the event the Gross Asset Value of any Asset is adjusted pursuant to subdivisions 1.1.58.2 or 1.1.58.3 of the definition of Gross Asset Value herein, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Income or Net Loss;

1.1.86.4           gain or loss resulting from any disposition of Partnership property with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

1.1.86.5           in lieu of depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year; and

1.1.86.6           any items which are specially allocated pursuant to the provisions of Section 4.4 shall not be taken into account in computing Net Income or Net Loss;

1.1.87.          “Net Proceeds” has the meaning assigned to such term in Section 3.8;

1.1.88.          “Nonrecourse Deductions” has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1) and 1.704-2(c);

1.1.89.          “Nonrecourse Liability” has the meaning set forth in Treasury Regulations Section 1.752-1(a)(2);

1.1.90.          “Notice” has the meaning assigned to such term in Section 18.2;

1.1.91.          “Operating Entities” means, from time to time, the Persons that (i) directly hold the Power Operations, or (ii) indirectly hold the Power Operations but all of the interests of which are not held by the Service Recipients including, in the case of each of (i) and (ii), any joint ventures, partnerships and consortium arrangements;

1.1.92.          “Opinion of Counsel” means a written opinion of counsel acceptable to the General Partner and the Independent Committee, as the case may be;

1.1.93.          “Outstanding” means, with respect to Units or Partnership Interests, all Units or Partnership Interests that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination;

1.1.94.          “Partner” means the General Partner or a Limited Partner;

1.1.95.          “Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulations Section 1.704-2(b)(4);

1.1.96.          “Partner Nonrecourse Debt Minimum Gain” means an amount, with respect to each Partner Nonrecourse Debt, equal to the Partnership Minimum Gain that would result if the Partner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3);

1.1.97.          “Partner Nonrecourse Deductions” has the meaning set forth in Treasury Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2);

1.1.98.          “Partnership” means Brookfield Renewable Energy L.P., the limited partnership heretofore formed and continued pursuant to this Agreement;

1.1.99.          “Partnership Interest” means any partnership interest, including any General Partner Unit, Class A Unit, Redemption-Exchange Unit or Preferred Unit;

1.1.100.        “Partnership Minimum Gain” has the meaning set forth in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d);

1.1.101.        “Percentage Interest” means, as of the date of such determination, (i) as to any Partner other than in respect of Preferred Units held by them, the quotient of the number of Partnership Interests other than Preferred Units held by such Partner divided by the total number of all Partnership Interests other than Preferred Units then Outstanding, expressed as a percentage, and (ii) as to any Preferred Unitholder in respect of Preferred Units held by them, the Percentage Interest shall at all times be zero;

1.1.102.        “Person” means any natural person, partnership, limited partnership, limited liability partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), limited liability corporation, unlimited liability company, joint stock company, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, Governmental Authority or other entity however designated or constituted and pronouns have a similarly extended meaning;

1.1.103.        “Plan of Arrangement” has the meaning assigned to such term under the Combination Agreement;

1.1.104.        “Power Operations” means power generating operations or developments directly or indirectly held or acquired by members of the BREP Group from time to time;

1.1.105.        “Preferred Unit” means the limited partner interests in the Partnership having the rights and obligations specified in this Agreement and that are designated as Preferred Units from time to time, with the specific terms of each class of Preferred Units to be set out in a Schedule to this Agreement, including the Class A Preferred Limited Partnership Units the terms of which are set out in Schedule A to this Agreement;

1.1.106.        “Preferred Unitholder” means a holder of Preferred Units;

1.1.107.        “Quarter” means a calendar quarter ending on the last day of March, June, September or December;

1.1.108.        “Record Date” means the date established by the General Partner for determining (a) the identity of Record Holders entitled to notice of any meeting of Limited Partners or entitled to consent to a Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution;

1.1.109.        “Record Holder” means, as of any particular Business Day, the Person in whose name a Unit is registered on the books of the Partnership as of the opening of business on such Business Day, or with respect to other Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books which the General Partner has caused to be kept as of the opening of business on such Business Day;

1.1.110.        “Redemption Amount” has the meaning assigned to such term in Section 7.1;

1.1.111.        “Redemption-Exchange Date” has the meaning assigned to such term in Section 6.3;

1.1.112.        “Redemption-Exchange Unitholder” means a holder of Redemption-Exchange Units;

1.1.113.        “Redemption-Exchange Units” means the limited partner interests in the Partnership having the rights and obligations specified in this Agreement and that are designated as Redemption-Exchange Units;

1.1.114.        “Redemption Notice” has the meaning assigned to such term in Section 6.2.1;

1.1.115.        “Redemption Right” has the meaning assigned to such term in Section 6.1.2;

1.1.116.        “Relationship Agreement” means the relationship agreement between certain members of the Brookfield Group, the Partnership, BREP, the Holding Entities and others;

1.1.117.        “Reorganization” means the transactions relating to the indirect acquisition of the Power Operations (other than those Power Operations held by Brookfield Renewable Power Trust) by the Holding Entities;

1.1.118.        “Second Amended and Restated Limited Partnership Agreement” has the meaning assigned to such term in the recitals;

1.1.119.        “Second Distribution Threshold” means $0.4225 per Unit per Quarter (pro rated for any Quarter in which (i) a Unit is not Outstanding for the entire Quarter or (ii) the Capital Amount in respect of a Unit is adjusted pursuant to Section 3.4.3);

1.1.120.        “Service Providers” has the meaning assigned to such term in the Master Services Agreement;

1.1.121.        “Service Recipient” means the Partnership, BREP and the Holding Entities and any Person in which any of the foregoing or any combination of the foregoing holds all of the common equity or equivalent interests excluding any Operating Entities;

1.1.122.        “Subscription Number” has the meaning assigned to such term in Section 3.8;

1.1.123.        “Subsidiary” means, with respect to any Person, (i) any other Person that is directly or indirectly Controlled by such Person, (ii) any trust in which such Person holds all of the beneficial interests or (iii) any partnership, limited liability company or similar entity in which such Person holds all of the interests other than the interests of any general partner, managing member or similar Person;

1.1.124.        “Tax” means all forms of taxation, whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or other reference and statutory, governmental, national, federal, state, provincial, local governmental or municipal impositions, duties, contributions and levies (including social security contributions, national insurance contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and in respect of any Person, and all penalties, charges, costs and interest relating thereto;

1.1.125.        “transfer” has the meaning assigned to such term in Section 13.4.1;

1.1.126.        “Treasury Regulations” means the Income Tax Regulations promulgated under the Code, as amended from time to time;

1.1.127.        “Underlying Incentive Distribution” has the meaning assigned to such term in Section 5.4.1;

1.1.128.        “Unit” means any Equity Unit or Preferred Unit;

1.1.129.        “Unit Reclassification” has the meaning assigned to such term in Section 8.2;

1.1.130.        “Unit Reorganization” has the meaning assigned to such term in Section 8.1;

1.1.131.        “Unrecovered Capital Amount” means, as of the relevant date of determination and with respect to any Equity Unit or General Partner Unit, an amount equal to the excess of (i) the Capital Amount then applicable to such Equity Unit or General Partner Unit over (ii) the amount of distributions made in respect of such Equity Unit or General Partner Unit pursuant to Section 5.2.4  or Section 16.3.3.3.4 during the period of time beginning on the date the Capital Amount in respect of each Equity Unit and General Partner Unit was last adjusted pursuant to Section 3.4.3 and ending on such date of determination; and

1.1.132.        “Withdrawal Opinion of Counsel” an Opinion of Counsel (delivered by counsel acceptable to the Independent Committee) that withdrawal of the General Partner (following the selection of the successor general partner) would not (i) result in the loss of the limited liability of any Limited Partner, (ii) cause the Partnership or any BREP Group member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for tax purposes (to the extent not previously treated as such), or (iii) cause the Partnership or BREP to become an “investment company” under the U.S. Investment Company Act of 1940, as amended, or similar legislation in other jurisdictions.

1.2                                                                               Headings and Table of Contents

The inclusion of headings and a table of contents in this Agreement are for convenience of reference only and will not affect the construction or interpretation hereof.

1.3                                                                               Interpretation

In this Agreement, unless the context otherwise requires:

1.3.1.         words importing the singular shall include the plural and vice versa, words importing gender shall include all genders or the neuter, and words importing the neuter shall include all genders;

1.3.2.         the words “include”, “includes”, “including”, or any variations thereof, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

1.3.3.         references to any Person include such Person’s successors and permitted assigns;

1.3.4.         except as otherwise provided in this Agreement, any reference in this Agreement to a statute, regulation, policy, rule or instrument shall include, and shall be deemed to be a reference also to, all rules and regulations made under such statute, in the case of a statute, all amendments made to such statute, regulation, policy, rule or instrument, and to any statute, regulation, policy, rule or instrument that may be passed which has the effect of supplementing or superseding the statute, regulation, policy, rule or instrument so referred to;

1.3.5.         any reference to this Agreement or any other agreement, document or instrument shall be construed as a reference to this Agreement or, as the case may be, such other agreement, document or instrument as the same may have been, or may from time to time be, amended, varied, replaced, amended and restated, supplemented or otherwise modified;

1.3.6.         in the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day; and

1.3.7.         except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in U.S. currency.

1.4                                                                               Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof.  To the extent permitted by applicable Law, the parties waive any provision of Law which renders any provision of this Agreement invalid or unenforceable in any respect.  The parties will engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

1.5                                                                               Entire Agreement

This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement.  There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement.  No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made either prior to, contemporaneous with, or after entering into this Agreement, or any amendment or supplement hereto, by any party to this Agreement or its directors, officers, employees or agents, to any other party to this Agreement or its directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement, and none of the parties to this Agreement has been induced to enter into this Agreement or any amendment or supplement by reason of any such warranty, representation, opinion, advice or assertion of fact.  Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent contemplated above.

1.6                                                                               Waiver, Amendment

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement will be binding unless executed in writing by the party to be bound thereby.  No waiver of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.  A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right.  A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right.

1.7                                                                               Governing Law; Submission to Jurisdiction

This Agreement will be governed by and construed in accordance with the laws of Bermuda.  Each of the Partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to the non-exclusive jurisdiction of any court in Bermuda in any dispute, suit, action or proceeding arising out of or relating to this Agreement.  Each Partner waives, to the fullest extent permitted by Law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by Law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the Partner.  Any final judgment against a Partner in any proceedings brought in any court in Bermuda will be conclusive and binding upon the Partner and may be enforced in the courts of any other jurisdiction of which the Partner is or may be subject, by suit upon such judgment.  The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of the Partnership.

ARTICLE 2
ORGANIZATIONAL MATTERS

2.1                                                                               Formation

The Partnership has been formed as an exempted limited partnership on June 27, 2011, pursuant to the provisions of the Limited Partnership Act and the Exempted Partnerships Act.  Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Limited Partnership Act and the Exempted Partnerships Act.  All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in any specific Partnership property.

2.2                                                                               Purpose

The purpose of the Partnership shall be to (i) establish, acquire and/or hold interests in the Holding Entities and, subject to the approval of the General Partner, in other Persons involved in the power generation and development business; (ii) engage in any activity related to the capitalization and financing of the Partnership’s interests in those Holding Entities and such other Persons; and (iii) engage in any activity that is incidental to or in furtherance of the foregoing and that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized under the Limited Partnership Act and the Exempted Partnerships Act and this Agreement.  Except as specified herein, the General Partner shall exercise its powers and carry out its functions honestly and in good faith and the General Partner shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, in each case, subject to, and after taking into account, the terms and conditions of the Relationship Agreement, the Master Services Agreement and the Conflicts Guidelines.  Subject to the foregoing, to the fullest extent permitted by Law, the General Partner shall have no additional duty or obligation to propose or approve, and may decline to propose or approve, the conduct by the Partnership of any activity free of any additional duty (including any fiduciary duty) or obligation whatsoever to the Partnership or any Limited Partner or Record Holder and, in declining to so propose or approve, shall not be deemed to have breached this Agreement, any other agreement contemplated hereby, the Limited Partnership Act, the Exempted Partnerships Act or any other provision of Law.  For greater certainty, the General Partner shall not be in breach of any duty owed to the Partnership if it takes an action or engages in an activity contemplated or permitted by this Agreement, the Relationship Agreement, the Master Services Agreement or the Conflicts Guidelines.

2.3                                                                               Powers

The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and activities described in Section 2.2 and for the protection and benefit of the Partnership.

2.4                                                                               Name

The name of the Partnership shall be “Brookfield Renewable Energy L.P.” The Partnership’s activities and affairs may be conducted under any other name or names deemed necessary or appropriate by the General Partner, including the name of the General Partner or any Affiliate thereof.  The words “Limited Partnership”, “L.P.” or similar words or letters shall be included in the Partnership’s name where necessary for the purposes of complying with the Laws of any jurisdiction that so requires.  Subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the General Partner in its sole discretion may change the name of the Partnership at any time and from time to time and shall notify the Record Holders of such change in the next regular communication to Record Holders.

If the General Partner ceases to be the general partner of the Partnership and the new general partner is not an Affiliate of Brookfield, the Partnership shall change its name so that it does not include “Brookfield” and could not be capable of confusion in any way with such name.  This obligation shall be enforceable and waivable by the General Partner notwithstanding that it may have ceased to be the general partner of the Partnership.

2.5                                                                               Registered Office; Principal Office

Unless and until changed by the General Partner, the registered office of the Partnership shall be located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and the resident representative in Bermuda shall be Gregory E.A. Morrison, 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.  The head office of the Partnership and the General Partner shall be 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, or such other place as the General Partner may from time to time designate by notice to the Record Holders.  The Partnership may maintain offices at such other place or places within Bermuda as the General Partner deems necessary or appropriate.

2.6                                                                               Power of Attorney

2.6.1.            Each Limited Partner hereby constitutes and appoints each of the General Partner and, if a Liquidator shall have been selected pursuant to Section 16.3, the Liquidator severally (and any successor to either thereof by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, with full power of substitution, as its true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead, to:

2.6.1.1             execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement, the Certificate of Limited Partnership and the Certificate of Exempted Partnership and all amendments or restatements thereof) that the General Partner or the Liquidator deems necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as an exempted limited partnership (or a partnership in which the limited partners have limited liability) in Bermuda and in all other jurisdictions in which the Partnership may conduct activities and affairs or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator deems necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator deems necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal or removal of any Partner pursuant to, or other events described in, Article 14, Article 15 or to the Capital Contribution of any Partner; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Units or other Partnership Interests issued pursuant to Section 3.4; and (F) any tax election with any Limited Partner or General Partner on behalf of the Partnership and/or all Partners including any such election contemplated by the Plan of Arrangement; and

2.6.1.2             execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of the General Partner or the Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or is necessary or appropriate, in the sole discretion of the General Partner or the Liquidator, to effectuate the terms or intent of this Agreement; provided, that when required by any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner or the Liquidator may exercise the power of attorney made in this Section 2.6.1.2 only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6.1 shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article 17 or as may be otherwise expressly provided for in this Agreement.

2.6.2.            The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or the transfer of all or any portion of such Limited Partner’s Partnership Interest and shall extend to such Limited Partner’s heirs, successors, assigns and personal representatives.  Each Limited Partner hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each Limited Partner hereby waives any and all defenses that may be available to it to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney.  Each Limited Partner shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the General Partner’s or the Liquidator’s request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator deems necessary to effectuate this Agreement and the purposes of the Partnership.

2.7                                                                               Term

The Partnership commenced upon the formation of the Partnership on June 27, 2011, pursuant to the Initial Limited Partnership Agreement, the Certificate of Limited Partnership and the Certificate of Exempted Partnership and shall continue in perpetual existence until the termination of the Partnership in accordance with the provisions of Section 16.1.

ARTICLE 3
CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

3.1                                                                               Formation of the Partnership

In connection with the formation of the Partnership, the General Partner has been admitted as the General Partner of the Partnership and the Initial Limited Partner has been admitted as a Limited Partner as of the date of the Initial Limited Partnership Agreement.

3.2                                                                               Initial Capital Contributions by the General Partner and the Initial Limited Partner

The General Partner made a Capital Contribution of $100.00 to the Partnership (“Initial GP Capital Contribution”).  The Initial Limited Partner made a Capital Contribution of $1.00 (“Initial LP Capital Contribution”).

3.3                                                                               Interest and Withdrawal

No interest on Capital Contributions shall be paid by the Partnership.  No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution of the Partnership may be considered as such by Law and then only to the extent provided for in this Agreement.  Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions.

3.4                                                                               Issuances of Additional Partnership Interests

3.4.1.            Subject to any approval required by applicable Law and the terms of any Preferred Units then Outstanding, the Partnership may issue additional Partnership Interests

(including new classes of Partnership Interests) and options, rights, warrants and appreciation rights relating to such Partnership Interests or class of Partnership Interests for any Partnership purpose (including in connection with any distribution reinvestment plan and any payment of an Incentive Distribution pursuant to Section 5.5) at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine in its sole discretion, all without the approval of any Limited Partners.

3.4.2.            Upon the issuance of any Class A Units to BREP pursuant to Section 3.8 hereof, the Capital Amount attributable to each such newly issued Class A Unit shall equal the amount paid or contributed to the Partnership in respect of such Class A Unit.

3.4.3.            If the General Partner deems it necessary or advisable so as to preserve the economic preferences and rights of the Partners, upon or with respect to any issuance of additional Units or General Partner Units (whether in connection with the issuance of Class A Units pursuant to Section 3.8 or otherwise), the General Partner may (subject to Section 11 of the Limited Partnership Act) adjust (which adjustment may be upward or downward) the Capital Amount attributable to each Equity Unit and General Partner Unit Outstanding prior to such issuance of new Units or General Partner Units to equal the amount that would be distributed pursuant to Section 16.3.3  in respect of such Equity Unit or General Partner Unit (as applicable) assuming the Partnership were liquidated at the end of the day immediately prior to such issuance of new Units or General Partners Units.

3.4.4.            Except with respect to Class A Units issued to BREP pursuant to Section 3.8, and except as provided in Section 3.4.1 or Section 3.4.3, each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 3.4.1 may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Interests), as shall be fixed by the General Partner in its sole discretion, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Interest (including sinking fund provisions); (v) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Interest will be issued, evidenced by certificates and assigned or transferred; and (viii) the requirement, if any, of each such Partnership Interest to consent to certain partnership matters.

3.4.5.            The General Partner is hereby authorized to take all actions that it determines to be necessary or appropriate in connection with each issuance of Partnership Interests and options, rights, warrants and appreciation rights relating to Partnership Interests pursuant to this Section 3.4, including the admission of additional Limited Partners in connection therewith and any related amendment of this Agreement, and all additional issuances of Partnership Interests and options, rights, warrants and appreciation rights relating to Partnership Interests.  The General Partner is authorized to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests, including compliance with any Laws or guideline of any governmental agency.

3.5                                                                               Pre-emptive Rights

Unless otherwise determined by the General Partner, in its sole discretion, no Person shall have any pre-emptive, preferential or other similar right with respect to the issuance of any Partnership Interest, whether unissued, held in the treasury or hereafter created.

3.6                                                                               Splits and Combinations

3.6.1.            Subject to Section 3.6.4, the Partnership may make a distribution of Partnership Interests to all Record Holders pro rata to their Percentage Interests, and, if applicable, their respective relative percentage of Preferred Units held (determined by reference to the aggregate value of the issue price of the Preferred Units held by each Preferred Unitholder relative to the aggregate value of the issue price of all Preferred Units then Outstanding), or may effect a subdivision or combination of Partnership Interests so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event.

3.6.2.            Whenever such a distribution, subdivision or combination of Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice.  The General Partner also may cause independent public accountants of international standing selected by it to calculate the number of Partnership Interests to be held by each Record Holder after giving effect to such distribution, subdivision or combination.  The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

3.6.3.            Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests as of the applicable Record Date representing the new number of Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes.  If any such combination results in a smaller total number of Partnership Interests Outstanding or outstanding options, rights, warrants or appreciation rights relating to Partnership Interests, the Partnership shall require, as a condition to the delivery to a Record Holder of any such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

3.6.4.            The Partnership shall not be required to issue fractional Units upon any distribution, subdivision or combination of Units.  If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of this Section 3.6.4, each fractional Unit shall be rounded to the nearest whole Unit, with each half Unit being rounded to the next higher Unit.

3.7                                                                               Fully Paid and Non-Assessable Nature of Units

All Units issued pursuant to, and in accordance with the requirements of this Article 3 shall be fully paid and non-assessable Units in the Partnership.

3.8                                                                               Issuance of Units to BREP

If, and to the extent that, BREP raises funds by way of the issuance of equity or debt securities, or otherwise, and is required under the BREP Partnership Agreement to use the proceeds of such issuance of securities to subscribe for Class A Units, BREP shall invest an amount equal to the net proceeds of such issuance (the “Net Proceeds”) for a number of Class A Units (the “Subscription Number”) equal to the (i) the quotient of the amount of the Net Proceeds divided by the issue price of one BREP Unit (in the case of an issuance of BREP Units) or the Market Value of one BREP Unit (in the case of an issuance of another security) (ii) multiplied by the inverse of the Exchange Ratio.

ARTICLE 4
ALLOCATIONS

4.1                                                                               Maintenance of Capital Accounts

The General Partner will maintain a separate capital account (a “Capital Account”) for each Partner in accordance with the following provisions:

4.1.1.            to each Partner’s Capital Account there shall be credited the amount of cash and the Gross Asset Value of any property contributed to the Partnership by such Partner, such Partner’s distributive share of Net Income or any item in the nature of income or gain which is specially allocated pursuant to Section 4.4, and the amount of any Partnership liabilities assumed by such Partner or which are secured by any property distributed to such Partner;

4.1.2.            to each Partner’s Capital Account there shall be debited the amount of cash and the Gross Asset Value of any property distributed to such Partner pursuant to any provision of this Agreement, such Partner’s distributive share of Net Loss and any item in the nature of expense or loss which is specially allocated pursuant to Section 4.4, and the amount of any liabilities of such Partner assumed by the Partnership or which are secured by any property contributed by such Partner to the Partnership; and

4.1.3.            in the event all or a portion of an interest in the Partnership is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent that it relates to the transferred interest.

The provisions of this Section 4.1 and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations.

4.2                                                                               Allocations — Overview

The rules set forth below in this Article 4 shall apply for the purpose of determining each Partner’s allocable share of the items of income, gain, loss and expense of the Partnership comprising Net Income or Net Loss of the Partnership for each fiscal year or other period, determining special allocations of other items of income, gain, loss and expense, and adjusting the balance of each Partner’s Capital Account to reflect the aforementioned general and special allocations.  For each fiscal year, the special allocations in Section 4.4 shall be made immediately prior to the general allocations of Section 4.3.

4.3                                                                               General Allocations

4.3.1.                                     Net Income and Net Loss of the Partnership shall be determined and allocated with respect to each fiscal year of the Partnership as of the end of each such year, at such times as the Gross Asset Value of any Partnership Asset is adjusted pursuant to the definition thereof, and more often as determined by the General Partner. The items of income, gain, loss and expense of the Partnership comprising Net Income or Net Loss for a fiscal year shall be allocated among the Persons who were Partners during such fiscal year or other period in a manner that will, as nearly as possible, cause the Capital Account balance of each Partner at the end of such fiscal year or other period to equal the excess (which may be negative) of:

4.3.1.1                                        the amount of the hypothetical distribution (if any) that such Partner would receive if, on the last day of the fiscal year, (x) all Assets, including cash and any amount required to be contributed to the Partnership by the General Partner, were sold for cash in an amount equal to their Gross Asset Values, taking into account any adjustments thereto for such fiscal year, (y) all Partnership liabilities were satisfied in cash according to their terms (limited, with respect to each Nonrecourse Liability or any Partner Nonrecourse Debt in respect of such Partner, to the Gross Asset Values of the assets securing such liability), and (z) the net proceeds thereof (after satisfaction of such liabilities) were distributed in full pursuant to Section 16.3.3 over

4.3.1.2                                        the sum of (x) the amount, if any, without duplication, that such Partner would be obligated to contribute to the capital of the Partnership, (y) such Partner’s share of Partnership Minimum Gain determined pursuant to Treasury Regulations Section 1.704-2(g) and (z) such Partner’s share of Partner Nonrecourse Debt Minimum Gain determined pursuant to Treasury Regulations Section 1.704-2(i)(5), all computed as of the hypothetical sale described in Section 4.3.1.1 above.

4.3.2.                                     Notwithstanding anything to the contrary in this Article 4, the amount of items of Partnership expense and loss allocated pursuant to Section 4.3.1 to any Limited Partner shall not exceed the maximum amount of such items that can be so allocated without causing such Limited Partner to have an Adjusted Capital Account Deficit at the end of any fiscal year. All such items in excess of the limitation set forth in this Section 4.3.2 shall be allocated first, to Partners who would not have an Adjusted Capital Account Deficit, pro rata, in proportion to their Capital Account balances, adjusted as provided in Sections 1.1.1.1 and 1.1.1.2, until no Partner would be entitled to any further allocation, and thereafter to the General Partner.

4.4                                                                               Special Allocations

The following special allocations shall be made in the following order:

4.4.1.                                     In the event that there is a net decrease during a fiscal year in either Partnership Minimum Gain or Partner Nonrecourse Debt Minimum Gain, then notwithstanding any other provision of this Article 4, each Partner shall receive such special allocations of items of Partnership income and gain as are required in order to conform to Treasury Regulations Section 1.704-2.

4.4.2.                                     Subject to Section 4.4.1, but notwithstanding any other provision of this Article 4, items of income and gain shall be specially allocated to the Partners in a manner that complies with the “qualified income offset” requirement of Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(3).

4.4.3.                                     In the event that a Partner has a deficit Capital Account balance at the end of any fiscal year which is in excess of the sum of (i) the amount such Partner is then obligated to restore pursuant to this Agreement, and (ii) the amount such Partner is then deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), respectively, such Partner shall be specially allocated items of Partnership income and gain (consisting of a pro rata portion of each item of income and gain of the Partnership for such fiscal year in accordance with Treasury Regulations Section 1.704-1(b)(2)(ii)(d)) in the amount of such excess as quickly as possible; provided, however, that any allocation under this Section 4.4.3 shall be made only if and to the extent that a Partner would have a deficit Capital Account balance in excess of such sum after all allocations provided for in this Article 4 have been tentatively made as if this Section 4.4.3 were not in this Agreement.

4.4.4.                                     Partner Nonrecourse Deductions shall be specially allocated to the Partners in the manner in which they share the economic risk of loss (as defined in Treasury Regulations Section 1.752-2) for such Partner Nonrecourse Debt.

4.4.5.                                     Each Nonrecourse Deduction of the Partnership shall be specially allocated to the Partners, pro rata, in proportion to their respective Percentage Interests.

4.4.6.                                     The amounts of any Partnership income, gain, loss or expense available to be specially allocated pursuant to this Section 4.4 shall be determined by applying rules analogous to those set forth in Section 1.1.86 as modified by Sections 1.1.86.1 through 1.1.86.5.

4.5                                                                               Allocation of Nonrecourse Liabilities

For purposes of determining each Partner’s share of Nonrecourse Liabilities, if any, of the Partnership in accordance with Treasury Regulations Section 1.752-3(a)(3), the

Partners’ interest in Partnership profits shall be determined in the same manner as prescribed by Section 4.4.5.

4.6                                                                               Transfer of Interest

In the event of a transfer of all or part of any Partnership Interest (in accordance with the provisions of this Agreement) at any time other than the end of a fiscal year, or the admission of an additional Limited Partner in connection with the issuance of additional Partnership Interests pursuant to Section 3.4, the shares of items of Net Income or Net Loss and specially allocated items allocable to the interest transferred shall be allocated between the transferor and the transferee in a manner determined by the General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations.

4.7                                                                               Allocations for U.S. Tax Purposes

4.7.1.                                     Each item of income, gain, loss, or deduction for U.S. federal income tax purposes that corresponds to an item of income, gain, loss or expense that is either taken into account in computing Net Income or Net Loss or is specially allocated pursuant to Section 4.4 (a “Book Item”) shall be allocated among the Partners in the same proportion as the corresponding Book Item is allocated among them pursuant to Section 4.3 or Section 4.4 hereof.

4.7.2.                                     In the event any property of the Partnership is credited to the Capital Account of a Partner at a value other than its tax basis (whether as a result of a contribution of such property or a revaluation of such property pursuant to Section 1.1.58.2, then allocations of taxable income, gain, loss and deductions with respect to such property shall be made in a manner which will comply with Section 704(b) and Section 704(c) of the Code and the Treasury Regulations thereunder. The Partnership, in the discretion of the General Partner, may make, or not make, “curative” or “remedial” allocations (within the meaning of the Treasury Regulations under Section 704(c) of the Code) including, but not limited to:

4.7.2.1                                        “curative” allocations which offset the effect of the “ceiling rule” for a prior fiscal year (within the meaning of Treasury Regulations Section 1.704-3(c)(3)(ii)); and

4.7.2.2                                        “curative” allocations from dispositions of contributed property (within the meaning of Treasury Regulations Section 1.704-3(c)(3)(iii)(B)).

4.7.3.                                     All tax credits shall be allocated among the Partners as determined by the General Partner in its sole and absolute discretion, consistent with applicable Law.

4.8                                                                               Allocations for Canadian Federal Income Tax Purposes.

4.8.1.                                     The Income for Canadian Tax Purposes for a given fiscal year of the Partnership will be allocated to each Partner in an amount calculated by multiplying the Income for Canadian Tax Purposes by a fraction, the numerator of which is the sum of the distributions received by such Partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by the Partnership to Partners with respect to such fiscal year, provided that the numerator and denominator will not include any distributions on the Preferred Units that are in satisfaction of accrued distributions on the Preferred Units that were not paid in a previous fiscal year of the Partnership where the General Partner determines that the inclusion of such distributions would result in a Preferred Unitholder being allocated more income than it would have if the distributions were paid in the fiscal year of the Partnership in which they were accrued.  Generally, the source and character of items of income so allocated to a Partner with respect to a fiscal year of the Partnership will be the same source and character as the distributions received by such Partner with respect to such fiscal year.

4.8.2.                                     If, with respect to a given fiscal year, no distribution is made by the Partnership or the Partnership has a Loss for Canadian Tax Purposes, one quarter of the Income for Canadian Tax Purposes or Loss for Canadian Tax Purposes, as the case may be, for such fiscal year, will be allocated to the Partners of record at the end of each Quarter ending in such fiscal year as follows: (i) to the Preferred Unitholders in respect of Preferred Units held by them on each such date, such amount of the Income for Canadian Tax Purposes or Loss for Canadian Tax Purposes, as the case may be, as the General Partner determines is reasonable in the circumstances having regard to such factors as the General Partner considers to be relevant, including, the relative Capital Amount of the Preferred Units as compared to all other Units and the relative fair market value of the Preferred Units as compared to all other Units, and (ii) to the Partners other than in respect of Preferred Units the remaining amount of the Income for Canadian Tax Purposes or Loss for Canadian Tax Purposes, as the case may be, pro rata to their respective Percentage Interests at each such date.  To such end, any Person who was a Partner at any time during such fiscal year but who has disposed of all of such Person’s Units before the last day of that fiscal year may be deemed to be a Partner on the last day of such fiscal year for the purposes of subsection 96(1) of the Income Tax Act.  Generally, the source and character of such income or losses so allocated to a Partner at the end of each Quarter will be the same source and character as the income or loss earned or incurred by the Partnership in such Quarter.

4.8.3.                                     Notwithstanding Sections 4.8.1 and 4.8.2, in respect of the gain(s) for Canadian Tax Purposes realized by the Partnership on the disposition of the common shares of CanHoldco (the “CanHoldco Shares”) or any property substituted therefor for any given fiscal year of the Partnership, the lesser of:  (i) the amount of the gain (if any) and (ii) the Initial Aggregate Gain less any amounts previously allocated pursuant to this Section 4.8.3 (taking into account such changes in the CanHoldco Shares or any property substituted therefor if any so as to trace the accrued gains to the original CanHoldco Shares), shall be allocated as follows:

4.8.3.1                                        such portion thereof that (A) (i) the Brookfield Group Allocable Gain is to (ii) the Initial Aggregate Gain, multiplied by (B) the portion that (i) the holdings of Partnership Units by the Brookfield Group at such time is to (ii) the holdings of Partnership Units by the Brookfield Group at the date of Fund Conversion, shall be allocated to Brookfield Group pro rata in proportion to their respective Partnership Interests at the time of the disposition of the CanHoldco Shares or any property substituted therefor; and

4.8.3.2                                        the remainder of such gain shall be allocated to the Limited Partners (other than the Brookfield Group) in an amount equal to the aggregate Partnership Interests held by such Limited Partners at the time of the disposition of the CanHoldco Shares or any property substituted therefor .

Any gain (or loss) not allocated by Section 4.8.3 shall be allocated in accordance with Sections 4.8.1 and 4.8.2.

4.9                                                                               Currency Translation

Allocations of amounts other than in U.S. Dollars shall be undertaken following translation into the amount of U.S. Dollars into which such amount could have been converted on the last date of the relevant Quarter (or such other relevant period of determination) using the exchange rate between such other currency and the U.S. Dollars published in the “Exchange Rates” table of the Wall Street Journal on such date, or similar publication if The Wall Street Journal is no longer published or, in the event that the “Exchange Rates” table of the Wall Street Journal, or similar publication was not published on such date, the closest date immediately preceding the date of such payment on which the “Exchange Rates” table of the Wall Street Journal, or similar publication, was published provided that all such translations shall be in accordance with the applicable rules set forth in the Code and applicable Treasury Regulations.

4.10                                                                        Authority of General Partner

Except as otherwise specifically provided by this Agreement, all decisions and other matters concerning (i) the computation and allocation of specific items of income, gain, expense or loss among the Partners and (ii) accounting procedures to be employed by the Partnership shall be determined in good faith by the General Partner, which determination shall be final and conclusive as to all Partners.  In furtherance of the foregoing, the General Partner may adjust allocations of items that would otherwise be made pursuant to the terms of this Agreement to the extent necessary to (A) comply with the requirements of the Code and Treasury Regulations (including the requirements of Section 704(b) and Section 704(c) of the Code and the Treasury Regulations promulgated thereunder), (B) comply with the requirements of the Income Tax Act, or (C) reflect the Partners’ interests in the Partnership.  The General Partner may make or revoke, but shall not be obligated to make or revoke, any tax election provided for under the Code, or any provision of state, local or non-U.S. tax Law or under the Income Tax Act.

ARTICLE 5
DISTRIBUTIONS

5.1                                                                               In General

Subject to this Article 5 and Section 16.3.3, the General Partner may in its sole discretion make distributions at any time or from time to time to the Partners in accordance with this Agreement.  Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise. For the avoidance of doubt, the Partnership or one or more of the Holding Entities may (but none is obligated to) borrow money in order to obtain sufficient cash in order to make a distribution. The amount of Taxes withheld or paid by the Partnership or another member of the BREP Group in respect of taxable income allocated to a Partner shall be treated as a distribution to such Partner.

5.2                                                                               Distributions Prior to Dissolution

5.2.1.                                     Prior to the dissolution of the Partnership pursuant to Section 16.1, distributions of Available Cash shall be made pursuant to this Section 5.2.  Any distribution to the General Partner pursuant to Sections 5.2.2.4 to 5.2.2.5 shall be made to the General Partner in its capacity as the general partner and without regard to the number of General Partner Units held by the General Partner.

5.2.2.                                     Subject to Sections 5.2.3 and 5.2.4, any distributions of Available Cash made by the Partnership with respect to any Quarter shall be distributed:

5.2.2.1                                        first, 100% to BREP until there has been distributed pursuant to this Section 5.2.2.1 an amount equal to the amount of BREP’s outlays and expenses for the Quarter properly incurred;

5.2.2.2                                        second, 100% to all Preferred Unitholders pro rata in proportion to their respective relative percentage of Preferred Units held (determined by reference to the aggregate value of the issue price of the Preferred Units held by each Preferred Unitholder relative to the aggregate value of the issue price of all Preferred Units then Outstanding) until there has been distributed pursuant to this Section 5.2.2.2 in respect of each Preferred Unit Outstanding as of the last day of such Quarter an amount equal to all preferential distributions to which the Preferred Unitholders are entitled under the terms of the Preferred Units then Outstanding (including any outstanding accrued and unpaid preferential distributions from prior periods);

5.2.2.3                                        third, 100% to all Partners other than Preferred Unitholders pro rata in proportion to their respective Percentage Interests until there has been distributed pursuant to this Section 5.2.2.3 in respect of each Equity Unit Outstanding as of the last day of such Quarter an amount equal to the First Distribution Threshold;

5.2.2.4                                        fourth, (i) 85% to all the Partners other than Preferred Unitholders pro rata in proportion to their respective Percentage Interests and (ii) 15% to the General Partner until there has been distributed pursuant to this Section 5.2.2.4 in respect of each Equity Unit Outstanding as of the last day of such Quarter an amount equal to the excess of (a) the Second Distribution Threshold over (b) the First Distribution Threshold; and

5.2.2.5                                        thereafter, (i) 75% to all Partners other than Preferred Unitholders pro rata in proportion to their respective Percentage Interests and (ii) 25% to the General Partner.

5.2.3.                                     Notwithstanding Section 5.2.2, for any Quarter in which the General Partner determines, in its sole discretion, that all or any portion of any distribution to Preferred Unitholders should not paid until such later time as determined in accordance with the terms of such Preferred Units, the amount of such distribution (or portion thereof) to be paid at such later time shall be deducted from Available Cash for purposes of Section 5.2.2 and shall be distributed to such Preferred Unitholders at such later time.

5.2.4.                                     Subject to the terms of any Preferred Units then Outstanding, Available Cash that is deemed by the General Partner to be cash from Interim Capital Transactions and representative of unrecovered capital (“Capital Surplus”) shall be distributed:

5.2.4.1                                        first, to Partners other than Preferred Unitholders pro rata in proportion to the Unrecovered Capital Amounts attributable to the Equity Units and General Partner Units held by such Partners until the Unrecovered Capital Amount attributable to each Equity Unit and General Partner Unit is equal to zero; and

5.2.4.2                                        thereafter, in accordance with Section 5.2.2.

5.3                                                                               Distributions on or After Dissolution

Upon a dissolution of the Partnership pursuant to Section 16.1, distributions shall be made in the manner prescribed in Section 16.3.3 hereof.

5.4                                                                               Adjustment to Incentive Distributions Payable to General Partner

5.4.1.                                     The General Partner shall maintain a notional account (as adjusted pursuant to this Section 5.4, the “Incentive Distribution Account”) that will track the amount of Incentive Distributions that have been paid or are payable in respect of any period following the Closing Date by any Operating Entity to any member of the Brookfield Group with respect to the Partnership’s Invested Capital in such Operating Entity (“Underlying Incentive Distributions”).

5.4.2.                                     Notwithstanding anything to the contrary in this Article 5, any amounts otherwise payable to the General Partner pursuant to clause (ii) of either Section 5.2.2.4 or Section 5.2.2.5 shall, subject to Section 5.4.3, be reduced by (but will not be less than zero) any amount in the Incentive Distribution Account at the time of the distribution (any such amount, once applied to reduce amounts otherwise payable, is referred to as an “Applied Incentive Amount”).

5.4.3.                                     The amount of any reduction pursuant to Section 5.4.2 in the amounts otherwise payable to the General Partner shall be adjusted on an equitable basis as necessary in order to take into account the benefit that Limited Partners would have received had the Underlying Incentive Distributions not been paid or payable.

5.4.4.                                     The Incentive Distribution Account shall be adjusted from time to time to deduct the amount of any Applied Incentive Amount or any clawback or similar amount paid or contributed to an Operating Entity in respect of an Underlying Incentive Distribution.  For greater certainty, it is acknowledged that the Incentive Distribution Account may be negative as a result of the adjustment for such clawback or similar amount.  In no event will a negative balance in the Incentive Distribution Account require a payment to the General Partner.

5.4.5.                                     Any amounts in the Incentive Distribution Account shall be taken into account in a similar manner to the foregoing in effecting distributions pursuant to Section 16.3.3.

5.5                                                                               Incentive Distributions Paid in the Form of Redemption Exchange Units

The General Partner may elect, at its sole discretion, to reinvest the distribution amounts paid or payable by the Partnership to the General Partner, as contemplated by clause (ii) of either Section 5.2.2.4 or Section 5.2.2.5, in exchange for a number of Redemption-Exchange Units issued by the Partnership to the General Partner equal to the amount of cash that would otherwise be paid to the General Partner divided by the Market Value of a BREP Unit on the date that the distribution is declared.

5.6                                                                               Prohibition on Distributions

The General Partner shall not cause the Partnership to make any distribution pursuant to this Article 5:

5.6.1.                                     unless there is sufficient cash available therefor;

5.6.2.                                     which would render the Partnership unable to pay its debts as and when they fall due; or

5.6.3.                                     which, in the opinion of the General Partner, would or might leave the Partnership with insufficient funds to meet any future or contingent obligations or which would contravene the Limited Partnership Act.

ARTICLE 6
REDEMPTION-EXCHANGE RIGHTS

6.1                                                                               Redemption-Exchange Rights

6.1.1.                                     Subject to Section 6.1.3, the Redemption-Exchange Units entitle the Redemption-Exchange Unitholder to redeem all or any portion of its Redemption-Exchange Units in accordance with this Article 6 at any time after the second anniversary of the Closing Date.

6.1.2.                                     Subject to the provisions of this Agreement, a Redemption-Exchange Unitholder may require the Partnership to redeem all or any portion of the Redemption-Exchange Units (the “Redemption Right”) for an amount of cash equal to the Redemption Amount, provided that exercise of the Redemption Right or the payment of the Redemption Amount would not otherwise cause the Partnership to be in breach or violation of any agreement material to the Partnership or the BREP Group or applicable Law.  Each Redemption-Exchange Unit to be redeemed by the Redemption-Exchange Unitholder must be tendered in accordance with the procedures set out in Section 6.2.

6.1.3.                                     Subject to the provisions of this Agreement, BREP shall have the right (the “Exchange Right”), which shall be exercisable after presentation of the Redemption Notice in accordance with Section 6.2, to elect to acquire all (but not less than all) the Redemption-Exchange Units to be redeemed under the Redemption Notice in consideration for the Applicable Number of BREP Units.

6.2                                                                               Redemption and Exchange Procedures

6.2.1.                                     In order to exercise its Redemption Right, a Redemption-Exchange Unitholder shall deliver to the Partnership and BREP a notice (the “Redemption Notice”) of its intention to redeem the Redemption-Exchange Units that contains all relevant information (including the Redemption-Exchange Date), and that is presented together with all related certificates and documents that the Partnership or BREP may reasonably require or as may be required by applicable Law to effect the Redemption Right, including the certificates representing the Redemption-Exchange Units being redeemed.

6.2.2.                                     At any time within two Business Days from the date of BREP’s receipt of the Redemption Notice, BREP may elect to exercise the Exchange Right with respect to all (but not less than all) of the Redemption-Exchange Units to be redeemed pursuant to the Redemption Notice and shall give written notice to the Partnership and to the Redemption-Exchange Unitholder of such election (the “Exchange Notice”).  The Exchange Notice shall contain all relevant information, and shall be presented together with all related certificates and documents that the Partnership and Redemption-Exchange Unitholder may reasonably require or as may be required by applicable Law to effect the Exchange Right.

6.2.3.                                     If BREP exercises its Exchange Right, on the Redemption-Exchange Date, BREP will acquire the number of Redemption-Exchange Units specified in the Redemption Notice in exchange for the Applicable Number of BREP Units.  BREP shall take all steps necessary under the BREP Partnership Agreement to effect the issuance of the Applicable Number of BREP Units to the Redemption-Exchange Unitholder, including by issuing a certificate in the name of the Redemption-Exchange Unitholder upon request and subject to the terms of the BREP Partnership Agreement.  The General Partner and the Partnership shall take all steps necessary under this Agreement to effect the transfer of the Redemption-Exchange Units specified in the Redemption Notice to BREP, including the register of such transfer in the Partnership’s register of Limited Partners and, upon request, by issuing a new certificate in the name of BREP representing the Redemption-Exchange Units transferred to BREP in accordance with this Article 6, without expense to BREP.

6.2.4.                                     If BREP does not exercise its Exchange Right, on the Redemption-Exchange Date, for each Redemption-Exchange Unit that is presented by the Redemption-Exchange Unitholder for redemption, the Partnership will pay to the Redemption-Exchange Unitholder cash in an amount equal to the Redemption Amount.  Upon the surrender of certificates representing more Redemption-Exchange Units than the number of Redemption-Exchange Units to be redeemed under the Redemption Notice, the holder thereof will be entitled, upon request, to receive from the Partnership forthwith, without expense to such holder, a new certificate representing the Redemption-Exchange Units not being redeemed at that time.

6.3                                                                               Redemption-Exchange Date

The date specified in any Redemption Notice (the “Redemption-Exchange Date”) must be a Business Day and must not be less than five Business Days nor more than ten Business Days after the date upon which the Redemption Notice is received by the Partnership and BREP.  If no such Business Day is specified in the Redemption Notice, the Redemption-Exchange Date shall be deemed to be the fifth Business Day after the date on which the Redemption Notice is received by the Partnership and BREP.

6.4                                                                               Withdrawal of Exercise

At any time prior to the applicable Redemption-Exchange Date, any Redemption-Exchange Unitholder who delivers a Redemption Notice to the Partnership will be entitled to withdraw such Redemption Notice.

6.5                                                                               Effect of Exercise of the Redemption-Exchange Right

6.5.1.                                     If the Redemption Right has been exercised, at 8:30 a.m. (Bermuda time) on the Redemption-Exchange Date:

6.5.1.1                                        the closing of the redemption contemplated by the Redemption Notice or, if applicable, the closing of the exchange contemplated by the Exchange Notice will be deemed to have occurred;

6.5.1.2                                        any Redemption-Exchange Unitholder who exercised the Redemption Right will cease to be a holder of such Redemption-Exchange Units and will not be entitled to exercise any of the rights in respect of such Redemption-Exchange Units, other than the right to receive the Redemption Amount or the Applicable Number of BREP Units deliverable hereunder and any right to receive distributions payable in respect of such Redemption-Exchange Units for any Quarter ending prior to the Redemption-Exchange Date;

6.5.1.3                                        immediately following the closing of the exchange contemplated by Section 6.5.1.1, if applicable, BREP shall exchange the Redemption-Exchange Units for Class A Units on a one for one basis and, in addition to any other Units previously held by BREP, BREP will be considered and deemed for all purposes to be the holder of the number of Class A Units equal to the number of Redemption-Exchange Units exchanged pursuant to the Exchange Right; and

6.5.1.4                                        other than as specifically contemplated herein, the BREP Units issued to any Redemption-Exchange Unitholder pursuant to Section 6.2.2 will be issued in accordance with the BREP Partnership Agreement.

6.6                                                                               FIRPTA

The General Partner, on behalf of the Brookfield Group, shall indemnify the Partnership and BREP for any Taxes imposed on the Partnership or BREP pursuant to Section 897, Section 1445, or Section 1461 of the Code as a result of the exercise of the Redemption

Right or the Exchange Right by a member of the Brookfield Group. Notwithstanding the foregoing, such indemnification shall not be required unless at all times during the period beginning 30 days before such exercise and ending at the close of the Redemption-Exchange Date on which the Partnership pays to the Redemption-Exchange Unitholder cash in an amount equal to the Redemption Amount or BREP acquires the number of Redemption-Exchange Units specified in the Redemption Notice in exchange for the Applicable Number of BREP Units, whichever is applicable, each of the General Partner of the Partnership and the general partner of BREP is a member of the Brookfield Group.

ARTICLE 7
REDEMPTION AMOUNT AND EXCHANGE RATIO

7.1                                                                               Redemption Amount

Subject to Section 8.2, the “Redemption Amount” shall be the product of (i) the Market Value of one BREP Unit multiplied by the number of Redemption-Exchange Units specified in a Redemption Notice to be redeemed and (ii) the Exchange Ratio.

7.2                                                                               Exchange Ratio and Adjustments

The “Exchange Ratio” shall initially be one and shall be adjusted from time to time pursuant to Sections 8.1 or 8.2.

ARTICLE 8
ADJUSTMENTS

8.1                                                                               BREP Unit Reorganization

In the event that there is any change in the number of Redemption-Exchange Units or BREP Units Outstanding from time to time as a result of a subdivision, consolidation, reclassification, capital reorganization or similar change in the Redemption-Exchange Units or the BREP Units, as the case may be, (each such event, a “Unit Reorganization”), the Exchange Ratio shall be adjusted to be the number of BREP Units that would be received in respect of one Redemption-Exchange Unit immediately following the Unit Reorganization as if the Redemption Right and the Exchange Right had been exercised in respect of such Redemption-Exchange Unit immediately before the Unit Reorganization.

8.2                                                                               BREP Unit Reclassification

In the event that there is any consolidation, amalgamation, arrangement, merger or other form of combination of BREP with or into any other entity resulting in a reclassification of the Outstanding BREP Units (“Unit Reclassification”), then the Exchange Ratio will be adjusted in a manner approved by the General Partner, acting reasonably, to ensure that:

8.2.1.                                     the Redemption-Exchange Unitholders would receive the amount of cash equal to the Market Value (or, if no Market Value is available, the fair market value) of the securities that such Redemption-Exchange Unitholder would have been entitled to receive pursuant to the Unit Reclassification if, on the effective date of such Unit Reclassification, the holders had been the registered holders of the number of BREP Units that they would have received had such Redemption-Exchange Units been exchanged for the Applicable Number of BREP Units pursuant to the Exchange Right immediately before the effective date of the Unit Reclassification; and

8.2.2.                                     the Redemption-Exchange Unitholders would receive the securities that such Redemption-Exchange Unitholders would have been entitled to receive pursuant to the Unit Reclassification if, on the effective date of the Unit Reclassification, the holders had been the registered holders of the number of BREP Units that they would have received had such Redemption-Exchange Units been exchanged for the Applicable Number of BREP Units pursuant to the Exchange Right immediately before the effective date of the Unit Reclassification.

8.3                                                                               Adjustments Cumulative

The adjustments to the Exchange Ratio provided for in Section 8.1 and 8.2 shall be cumulative.

ARTICLE 9
MANAGEMENT AND OPERATION OF PARTNERSHIP

9.1                                                                               Management

9.1.1.                                     The General Partner shall conduct, direct and manage all activities of the Partnership.  Except as otherwise expressly provided in this Agreement, all management powers over the activities and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner shall have any management power over the activities and affairs of the Partnership.  In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable Law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 9.2, shall have full power and authority to do all things and on such terms as it determines, in its sole discretion, to be necessary or appropriate to conduct the activities and affairs of the Partnership, to exercise all powers set forth in Section 2.3 and to effectuate the purposes set forth in Section 2.2.

9.1.2.                                     In exercising its authority under this Agreement, the General Partner may, but shall be under no obligation to, take into account the tax consequences to any Partner (including the General Partner) of any action taken (or not taken) by it.  The General Partner and the Partnership shall not have any liability to a Limited Partner for monetary damages or otherwise for losses sustained, liabilities incurred or benefits not derived by such Limited Partner in connection with the tax consequences of such decisions so long as (i) the General Partner has acted pursuant to its authority under this Agreement; and (ii) the General Partner has not acted in a grossly negligent manner or in bad faith or engaged in fraud or willful misconduct.

9.1.3.                                     Notwithstanding any other provision of this Agreement, the Limited Partnership Act, the Exempted Partnerships Act or any applicable Law, each Person who is a Partner on the date hereof and each other Person who may acquire a Partnership Interest hereby:

(i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of the Combination Agreement, the Master Services Agreement, the Relationship Agreement and the other agreements described in or contemplated by the Combination Agreement; (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Combination Agreement on behalf of the Partnership without any further act, approval, or vote of the Persons who are Partners on the date hereof or the other Persons who may acquire a Partnership Interest; and (iii) agrees that the execution, delivery or performance by the General Partner, the Service Providers or any Affiliate of any of them, of this Agreement or any agreement authorized or permitted under this Agreement, shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty existing at Law, in equity or otherwise.

9.2                                                                               Restrictions on General Partner’s Authority

9.2.1.                                     Except as provided in Article 16, the General Partner may not cause the Partnership to sell, exchange or otherwise dispose of all or substantially all of the BREP Group’s assets, taken as a whole, in a single transaction or a series of related transactions without the approval of holders of at least 50% of the voting power of Outstanding Equity Units; provided however that this provision shall not preclude or limit the General Partner’s ability, in its sole discretion, to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the BREP Group (including for the benefit of Persons who are not members of the BREP Group and Affiliates of the General Partner) and shall not apply to any forced sale of any or all of the assets of the BREP Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.  The General Partner shall not, on behalf of the Partnership, except as permitted under Section 13.6, Section 15.1 and Section 15.2, elect or cause the Partnership to elect a successor general partner of the Partnership. The General Partner shall not amend or agree to amend the Master Services Agreement, the Relationship Agreement, or the Voting Agreement without the approval of a majority of members of the Independent Committee.

9.2.2.                                     The General Partner covenants that it will cause: (i) CanHoldco not to dispose of any shares of BRP Canada (or the shares of any successor thereof) within 24 months of the Effective Date to any Person in a transaction that results in a current material net tax liability (as compared to the Brookfield Group Allocable Gain) to CanHoldco unless, prior to such disposition, BRP Canada (or its successor) is amalgamated or wound up into CanHoldco; and (ii) the Partnership not to dispose of any of its CanHoldco Shares (or any property substituted therefor) to a corporation on a tax-deferred rollover basis as part of a series of transactions by which such shares of CanHoldco (or any property substituted therefor) are disposed of by such corporation on a fully taxable basis that results in a material current net tax liability (as compared to the Brookfield Group Allocable Gain) to such corporation and where one of the purposes of such dispositions was the avoidance of the application of Section 4.8.3 hereof.

9.3                                                                               Reimbursement of Partnership Expenses

9.3.1.                                     Except as provided in this Section 9.3 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as General Partner of the Partnership.

9.3.2.                                     The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine in its reasonable discretion, for (i) all direct and indirect out-of-pocket expenses it incurs or payments it makes on behalf of the Partnership (including amounts paid to any Person to perform services for the Partnership or for the General Partner in the discharge of its duties to the Partnership), and (ii) all other necessary or appropriate out-of-pocket expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner in connection with conducting the Partnership’s affairs (including out-of-pocket expenses allocated to the General Partner by its Affiliates).  The General Partner shall determine the fees and expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion.  Reimbursements pursuant to this Section 9.3 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 9.6.

9.4                                                                               Outside Activities

9.4.1.                                     The General Partner shall, for so long as it is the general partner of the Partnership, (i) maintain as its sole activity the activity of acting as the general partner of the Partnership and undertaking activities that are ancillary or related thereto and (ii) not engage in any business or activity or incur or guarantee any debts or liabilities except in connection with or incidental to its performance as general partner as described above or incurring, guaranteeing, acquiring, owning or disposing of debt or equity securities of any other member of the BREP Group.

9.4.2.                                     Each Indemnified Party (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, whether in activities similar to those of the General Partner, the Partnership or any other member of the BREP Group, in direct competition to, and/or in preference to, or to the exclusion of, the Partnership, the General Partner or any other member of the BREP Group.  Such business interests, activities and engagements shall not constitute a breach of this Agreement or any duties stated or implied by Law or equity, including fiduciary duties, to any of the General Partner, the Partnership (or any of their respective investors) or any other member of the BREP Group (or any of their respective investors) and shall be deemed not to be a breach of the General Partner’s fiduciary duties or any other obligation of any type whatsoever of the General Partner.  None of the General Partner, the Partnership or any other member of the BREP Group or any other Person shall have any rights by virtue of this Agreement or the partnership relationship established hereby or otherwise in any business ventures of an Indemnified Party.

9.4.3.                                     To the extent permitted by Law, the General Partner and the Indemnified Parties shall have no obligation hereunder, to present business or investment opportunities to the Partnership, the Limited Partners or any member of the BREP Group.

9.4.4.                                     The Affiliates of the General Partner shall have no obligation to (i) permit the Partnership or any other member of the BREP Group to use any facilities or assets of the Affiliates of the General Partner (other than the Assets), except as may be provided in contracts, agreements or of the arrangements entered into from time to time specifically dealing with such use, or (ii) to enter into such contracts, agreements or other arrangements.

9.4.5.                                     Notwithstanding anything to the contrary in this Section 9.4, nothing in this Section 9.4 shall affect any obligation of an Indemnified Party to present a business or investment opportunity to the Partnership, the General Partner or any other member of the BREP Group pursuant to the Relationship Agreement or any other separate written agreement between such Indemnified Party and the Partnership, the General Partner or any other member of the BREP Group.

9.5                                                                               Disclosure of Interests

9.5.1.                                     The General Partner, its Affiliates and their respective partners, members, shareholders, directors, officers, employees and shareholders (each hereinafter referred to as an “Interested Party”) may become Limited Partners or beneficially interested in Limited Partners in the Partnership and may hold, dispose of or otherwise deal with Units with the same rights they would have if the General Partner were not party to this Agreement.

9.5.2.                                     An Interested Party shall not be liable to account either to other Interested Parties or to the Partnership, the Partners or any other Persons for any profits or benefits made or derived by or in connection with any transaction contemplated by Section 9.4.2.

9.5.3.                                     Subject to applicable Laws, an Interested Party may sell investments to, purchase Assets from, vest Assets in and contract or enter into any contract, arrangement or transaction with the Partnership, any other member of the BREP Group or any other Person whose securities are held directly or indirectly by or on behalf of the Partnership or another member of the BREP Group, including any contract, arrangement or transaction relating to any financial, banking, investment banking, insurance, secretarial or other services, and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to the Partnership, any other member of the BREP Group or any other Person in respect of any such contract, transaction, arrangement or interest, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, provided that nothing herein contained shall permit an Interested Party or Limited Partner to enter into any such contract, transaction or arrangement as aforesaid, unless the terms thereof are permitted by or approved in accordance with the provisions of the Governing Instruments of the General Partner.

9.5.4.                                     Without limiting the generality of the foregoing, an Interested Party or Limited Partner may enter into any contract, transaction or arrangement with any member of the BREP Group to provide advice or services, including investment management, monitoring or oversight services, services with respect to corporate finance matters and valuations, services relating to the arrangement of new financing, mergers and acquisitions, services relating to the provision of directors or other manager of a Person and other investment banking services, including introduction and transaction organization services.

9.6                                                                               Indemnification

9.6.1.                                     The General Partner and any of its Affiliates, and their respective officers, directors, agents, shareholders, partners, members and employees, any Person who serves on the board of directors or other Governing Body of any member of the BREP Group, and any Person that the General Partner designates as an indemnified person (each, an “Indemnified Party”) shall, to the fullest extent permitted by Law, be indemnified on an after Tax basis out of the Assets (and the General Partner shall be entitled to grant indemnities on behalf of the Partnership, and to make payments out of the Assets, to any Indemnified Party in each case in accordance with this Section 9.6) against any and all losses, claims, damages, liabilities, costs and expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts (collectively, “Liabilities”) arising from any and all claims, demands, actions, suits and proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Party is or may be involved, or is threatened to be involved, as a party or otherwise, in connection with the investments and activities of the Partnership or by reason of such Person being the General Partner, or an Affiliate of the General Partner, or an officer, director, agent, shareholder, partner, member or employee of the General Partner or an Affiliate of the General Partner, or a Person who serves on the board of directors or other Governing Body of any member of the BREP Group, provided that no such Indemnified Party shall be so indemnified, with respect to any matter for which indemnification is sought, to the extent that a court of competent jurisdiction determines pursuant to a final and non-appealable judgment that, in respect of such matter, the Indemnified Party acted in a grossly negligent manner or in bad faith or engaged in fraud or willful misconduct, or, in the case of a criminal matter, acted with knowledge that the Indemnified Party’s conduct was unlawful.  An Indemnified Party shall not be denied indemnification in whole or in part under this Section 9.6 because the Indemnified Party had an interest in the transaction with respect to which indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

9.6.2.                                     To the fullest extent permitted by Law, amounts incurred in respect of Liabilities incurred by an Indemnified Party in defending any claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, shall from time to time be advanced by the Partnership prior to a determination that the Indemnified Party is not entitled to be indemnified, upon receipt by the Partnership of an undertaking by or on behalf of the Indemnified Party to repay such amount if it shall be determined that the Indemnified Party is not entitled to be indemnified as provided by the proviso of Section 9.6.1.

9.6.3.                                     The indemnification provided by this Section 9.6 shall be in addition to any other rights to which an Indemnified Party may be entitled under any agreement, as a matter of the Law or otherwise, both as to actions in the Indemnified Party’s capacity as an Indemnified Party and as to actions in any other capacity, and shall continue as to any Indemnified Party who has ceased to serve in the capacity in which such Indemnified Party became entitled to indemnification under this Section 9.6, and shall inure to the benefit of such Person’s heirs, successors, assigns and administrators.  The indemnification provisions of this Section 9.6 are for the benefit of each Indemnified Party, its heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Person.

9.6.4.                                     No amendment, modification or repeal of this provision or any other provision of this Agreement shall in any manner terminate, reduce or impair the right of any past, present or future Indemnified Party to be indemnified by the Partnership or the obligations of the Partnership to indemnify any such Indemnified Party under and in accordance with the provisions of this Agreement as in effect immediately prior to such amendment, modification or repeal with respect to any claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claim, demand, action, suit or proceeding may arise or be asserted.

9.6.5.                                     Notwithstanding anything to the contrary in this Agreement, (i) no Indemnified Party shall be liable to the Partnership, any Partner or any other Person who has acquired an interest in a Partnership Interest for any Liabilities sustained or incurred by such Person as a result of any act or omission of the Indemnified Party, except to the extent there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such Liabilities resulted from the Indemnified Party’s gross negligence, bad faith, fraud, wilful misconduct, or in the case of a criminal matter, actions with knowledge that the conduct was unlawful and (ii) subject to applicable Law, any matter that is approved by a majority of the members of the Independent Committee shall not constitute a breach of this Agreement or any duties to the Partnership or to the Partners stated or implied by Law or equity, including fiduciary duties.

9.6.6.                                     Any amendment, modification or repeal of this Section 9.6 (or that otherwise affects Section 9.6) that limits its scope shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnified Parties under this Section 9.6 as in effect immediately prior to such amendment, modification or repeal with respect to any claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claim, demand, action, suit or proceeding may arise or be asserted, provided that the Indemnified Party became an Indemnified Party hereunder prior to such amendment, modification or repeal.

9.6.7.                                     The provisions of this Section 9.6 shall survive the dissolution of the Partnership.

9.7                                                                               Resolution of Conflicts of Interest

9.7.1.                                     Notwithstanding anything to the contrary in this Agreement, conflicts of interest and potential conflicts of interest that are approved by a majority of the members of the Independent Committee from time to time are hereby approved by all Partners.

9.7.2.                                     The parties acknowledge and agree that the Independent Committee may grant approvals for any matters that may give rise to a conflict of interest or potential conflict of interest pursuant to the guidelines, policies or procedures adopted by the Independent Committee at the date hereof and as amended from time to time with the approval of a majority of the members of the Independent Committee (the “Conflicts Guidelines”), and if and to the extent that such matters are permitted by the Conflicts Guidelines, no further special approval will be required in connection with such matter permitted thereby other than any approvals required by Law.

9.8                                                                               Other Matters Concerning the General Partner

9.8.1.                                     The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

9.8.2.                                     The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that such General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

9.8.3.                                     The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers or any duly appointed attorney or attorneys-in-fact.  Each such attorney shall, to the extent provided by the General Partner in the power of attorney, have full power and authority to do and perform each and every act and duty that is permitted or required to be done by the General Partner hereunder.

9.8.4.                                     To the fullest extent permitted by applicable Law, any standard of care applicable to the General Partner shall be modified, waived or limited as required to permit the General Partner to act in accordance with the terms of this Agreement or any other agreement contemplated hereby.

9.9                                                                               Title to Partnership Assets

Title to Assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Assets or any portion thereof.  Title to any or all of the Assets may be held in the name of the Partnership, the General Partner, the general partner of the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine.  The General Partner hereby declares and warrants that any Assets for which record title is held in the name of the General Partner, its general partner or one or more Affiliates of the General Partner or one or more nominees shall be held by the General Partner, its general partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use its reasonable efforts to cause record title to such Assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be transferred into the name of the Partnership as soon as reasonably practicable; provided that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and prior to any such transfer, will provide for the use of such Assets in a manner satisfactory to the Partnership.  All Assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Assets is held.

9.10                                                                        Purchase or Sale of Units

The General Partner may cause the Partnership to purchase or otherwise acquire Units.  As long as Units are held by the Partnership, such Units shall not be considered Outstanding for any purpose, except as otherwise provided herein.  The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Units for its own account, subject to the provisions of Article 13 and Article 14.

9.11                                                                        Reliance by Third Parties

Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner has full power and authority to encumber, sell or otherwise use in any manner any and all Assets of the Partnership and to enter into any contracts on behalf of the Partnership, including contracts related to the incurrence or guarantee of indebtedness, and such Person shall be entitled to deal with the General Partner as if it were the Partnership’s sole party in interest, both legally and beneficially.  Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner in connection with any such dealing.  In no event shall any Person dealing with the General Partner or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or its representatives.  Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

9.12                                                                        Services

The General Partner may cause the Partnership to appoint any Person (including any Affiliate of the General Partner) to manage the affairs of the Partnership, in accordance with the Conflicts Guidelines.  Any services rendered pursuant to such appointment shall be on terms that are fair and reasonable to the Partnership, provided that the requirements of this Section 9.12 shall be deemed satisfied as to (i) any services provided under the Master Services Agreement and any agreement contemplated thereby, (ii) any transaction approved by a majority of the members of the Independent Committee, subject to compliance with the requirements of applicable Law, or (iii) any transaction entered into in accordance with the Conflicts Guidelines, subject to compliance with the requirements of applicable Law.  The provisions of Section 9.3 shall apply to the rendering of services described in this Section 9.12.

ARTICLE 10
RIGHTS AND OBLIGATIONS OF LIMITED PARTNERS

10.1                                                                        Limitation of Liability

The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Limited Partnership Act or the Exempted Partnerships Act.

If it were determined that a Limited Partner was participating in the control or management of the Partnership or conducting the affairs of, signing or executing documents for or otherwise binding the Partnership (or purporting to do any of the foregoing) within the meaning of the Limited Partnership Act or the Exempted Partnerships Act, such legislation provides that such Limited Partner would be liable as if it were a general partner of the Partnership in respect of all debts of the Partnership incurred while that Limited Partner was so acting or purporting to act.

10.2                                                                        Management of Partnership Affairs

No Limited Partner (other than the General Partner or any officer, director, employee, partner, agent or trustee of the General Partner, in its capacity as such, if such Person shall also be a Limited Partner) shall take part in the management or control of the activities and affairs of the Partnership or have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership or to vote on matters relating to the Partnership, to have access to the books and records of the Partnership or any other member of the BREP Group other than as required by applicable Law or as set forth in this Agreement.  The transaction of any such activities or affairs by the General Partner or any officer, director, employee, partner, agent or trustee of the General Partner, in its capacity as such, shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

10.3                                                                        Outside Activities

Subject to the provisions of Section 9.4, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, any Limited Partner shall be entitled to and may have interests and engage in activities in addition to activities relating to the Partnership, including interests and activities in direct competition with the Partnership or BREP.  Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any ventures of any Limited Partner.

ARTICLE 11
BOOKS, RECORDS, ACCOUNTING AND REPORTS

11.1                                                                        Books, Records and Accounting

The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s activities and affairs.  Any books and records maintained by or on behalf of the Partnership in the regular course of its activities and undertakings, including the record of the Record Holders, books of account and records of Partnership proceedings, may be kept on information storage devices, provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time.  The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with IFRS-IASB. Such books, records and registers will be kept available for inspection by and at the sole expense of any Limited Partner or its duly authorized representatives upon notice to the General Partner during regular business hours at the office of the General Partner for any purpose relating to such Limited Partner’s Partnership Interest.  Limited Partners shall not have access to any information of the Partnership contained in its books and records which the General Partner is required by legal or contractual restriction to keep confidential or which, in the opinion of the General Partner, acting reasonably, should be kept confidential in the interests of the Partnership or may be kept confidential as provided in this Agreement, and each Limited Partner hereby waives any right, statutory or otherwise, to greater access to the books and records of the Partnership than is permitted herein, to the greatest extent permitted by law.

11.2                                                                        Fiscal Year

Subject to Section 17.1.9, the first fiscal year of the Partnership shall end on December 31, 2011 and subsequent fiscal years of the Partnership shall be the calendar year; provided, however, that if the Code requires the Partnership to use a taxable year other than a calendar year then, for U.S. tax purposes, the fiscal year of the Partnership shall be such taxable year.

11.3                                                                        Delivery of Financial Statements

The General Partner shall deliver to BREP (i) the annual financial statements of the Partnership and (ii) the accounts and financial statements of any Holding Entity or any other holding vehicle established by the Partnership.

ARTICLE 12
TAX MATTERS

12.1                                                                        Tax Information

12.1.1.                              Following each taxable year of the Partnership, the General Partner shall use commercially reasonable efforts to supply each Person that was a Partner at any time during such taxable year with a Schedule K-1 (or equivalent) within ninety (90) days after the close of such taxable year.  The General Partner shall also, where reasonably possible and applicable, prepare and send such Persons such other information required by any non-U.S. Limited Partner for U.S. federal income tax reporting purposes.

12.1.2.                              Within eighty (80) days following the end of each fiscal year of the Partnership and within the eighty (80) days after the date of the dissolution of the Partnership, the General Partner shall use commercially reasonable efforts to supply each Person that was a Partner at any time during such fiscal year and who is required to file an income tax return under the Income Tax Act (or, in the case of a Partner that is a partnership, that has one or more partners who is required to file an income tax return under the Income Tax Act) all necessary income tax reporting information with respect to such Partner’s income from the Partnership for such fiscal year.

12.2                                                                        Preparation of Tax Returns

The General Partner shall arrange for the preparation and timely filing of all returns of Partnership income, gains, deductions, losses and other items required of the Partnership for U.S. federal and state income tax purposes and, where applicable, Canadian federal income tax purposes.  The classification, realization and recognition of income, gain, losses and deductions and other items shall be computed (i) for U.S. federal income tax purposes, on the accrual method of accounting, and (ii) for Canadian federal income tax purposes, in accordance with the Income Tax Act.

12.3                                                                        Tax Elections

The General Partner shall determine whether to make, to refrain from making or to revoke the election provided for in Section 754 of the Code, and any and all other elections permitted by the Code, the Income Tax Act or any other national, federal, state or local tax Law, in its sole discretion.

12.4                                                                        Tax Controversies

Subject to the provisions hereof, the General Partner is designated the Tax Matters Partner (as defined in Section 6231 of the Code) and the designated partner for the purposes of the Income Tax Act including subsections 152(1.4) to 152(1.8) thereof, and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith.  Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

12.5                                                                        Withholding

Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that it determines in its sole discretion to be necessary or appropriate to cause the Partnership to comply with any withholding requirements established under the Code, the Income Tax Act or any other national, federal, state or local Law including pursuant to Chapters 3 and 4 of Subtitle A of the Code.  To the extent that the Partnership is required to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner, the amount withheld shall be treated as a distribution of cash pursuant to Section 5.2 or Section 16.3 (as applicable) in the amount of such withholding from such Partner.  To the extent an amount otherwise payable to a member of the BREP Group is required to be withheld and paid over to any taxing authority, and such withheld amount is attributable to a Partner’s ownership of Units, then such withheld amount shall be treated as a distribution of cash to such Partner pursuant to Section 5.2 or Section 16.3 (as applicable) in the amount of such withholding.

12.6                                                                        Election to be Treated as a Corporation

Notwithstanding anything to the contrary contained herein, if the General Partner determines in its sole discretion that it is no longer in the best interests of the Partnership to continue as a partnership for U.S. federal income tax purposes, the General Partner may elect to treat the Partnership as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

12.7                                                                        U.S. Tax Classification of the Partnership

Prior to the General Partner making an election described in Section 12.7 hereof, it is intended that the Partnership be classified as a partnership for U.S. federal income tax purposes.  In furtherance of the foregoing, and prior to the General Partner making an election described in Section 12.7, to ensure that interests in the Partnership are not traded on an established securities market within the meaning of Treasury Regulations Section 1.7704-1(b) or readily tradable on a secondary market or the substantial equivalent thereof within the meaning of Treasury Regulations Section 1.7704-1(c), notwithstanding anything to the contrary contained in this Agreement, (i) the Partnership shall not participate in the establishment of a market or the inclusion of its interests thereon, and (ii) the Partnership shall not recognize any transfer made on any market by (x) redeeming the transferor Partner (in the case of a redemption or repurchase by the Partnership) or (y) admitting the transferee as a Partner or otherwise recognizing any rights of the transferee, such as a right of the transferee to receive Partnership distributions (directly or indirectly) or to acquire an interest in the capital or profits of the Partnership.

ARTICLE 13
CERTIFICATES; RECORD HOLDERS; TRANSFERS OF PARTNERSHIP INTERESTS

13.1                                                                        Certificates

13.1.1.                              Upon the Partnership’s issuance of Partnership Interests of all or any classes to any Person and the request of such Person, the Partnership shall issue one or more Certificates in the name of such Person evidencing the number of such Partnership Interests being so issued.  Certificates shall be executed on behalf of the Partnership by the General Partner.  No Certificate evidencing the issuance of Partnership Interests shall be valid for any purpose until it has been countersigned by the General Partner.

13.1.2.                              Certificates may bear any legends required by applicable Law or otherwise determined to be appropriate by the General Partner.

13.2                                                                        Mutilated, Destroyed, Lost or Stolen Certificates

13.2.1.                              If any mutilated Certificate is surrendered to the General Partner, the General Partner on behalf of the Partnership shall execute, countersign and deliver in exchange therefor, a new Certificate evidencing the same number of Partnership Interests as the Certificate so surrendered.

13.2.2.                              The General Partner on behalf of the Partnership shall execute, countersign and deliver a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

13.2.2.1                                 makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

13.2.2.2                                 requests the issuance of a new Certificate before the Partnership has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

13.2.2.3                                 if requested by the General Partner, delivers to the Partnership a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may reasonably direct, in its sole discretion, to indemnify the Partnership, and the General Partner against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

13.2.2.4                                 satisfies any other reasonable requirements imposed by the General Partner.

13.2.3.                              If a Record Holder fails to notify the Partnership within a reasonable time after the holder has notice of the loss, destruction or theft of a Certificate, and a transfer of the Partnership Interests represented by the Certificate is registered before the Partnership or the General Partner receives such notification, the Record Holder shall be precluded from making any claim against the Partnership or the General Partner for such transfer or for a new Certificate.

13.2.4.                              As a condition to the issuance of any new Certificate under this Section 13.2, the General Partner may require the payment of a sum sufficient to cover any Tax or other governmental charge that may be imposed in relation thereto and any other expenses reasonably connected therewith.

13.3                                                                        Record Holder

In accordance with Section 13.5.2, the Partnership shall be entitled to recognize the Record Holder as the Limited Partner with respect to any Units and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Units on the part of any other Person, whether or not the Partnership shall have actual or other notice thereof, except as otherwise provided by applicable Law.  Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Units, as between the Partnership on the one hand and such other Person on the other hand, such representative Person shall be the Record Holder of such Partnership Interest.  A Person may become a Record Holder without the consent or approval of any Partner.

13.4                                                                        Transfer Generally

13.4.1.                              The term “transfer”, when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns its General Partner Units to another Person or (ii) by which the holder of a Unit assigns such Unit to another Person, and includes a sale, assignment (including the foreclosure of a pledge, encumbrance, hypothecation or mortgage), gift, or exchange; save that the term transfer shall not be deemed to include the grant of a security interest, mortgage, charge or pledge of any kind over a Partnership  Interest.

13.4.2.                              No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article 13.  Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article 13 shall be null and void.

13.4.3.                              Nothing contained in this Agreement shall be construed to prevent the parent entity of the General Partner from disposing of all of the issued and outstanding capital stock of the General Partner.

13.5                                                                        Registration and Transfer of Units

13.5.1.                              The General Partner shall cause to be kept at its registered office in Bermuda on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 13.5.2, the General Partner will provide for the registration and transfer of Units.  The Partnership shall not recognize transfers of Certificates representing Units unless such transfers are effected in the manner described in this Section 13.5.  Upon surrender for registration of transfer of any Units evidenced by a Certificate, and subject to the provisions of Section 13.5.2, the General Partner on behalf of the Partnership shall execute, countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number of Units as was evidenced by the Certificate so surrendered.

13.5.2.                              Except as otherwise provided in Article 14, the Partnership shall not recognize any transfer of Units until the Certificates evidencing such Units are surrendered for registration of transfer.

13.5.3.                              Subject to (i) the foregoing provisions of this Section 13.5; (ii) Section 13.3; (iii) Section 13.7; (iv) with respect to any class or series of Units, the provisions of any statement of designations or amendment to this Agreement establishing such class or series; (v) any contractual provisions binding on any Limited Partner; (vi) Section 12.7; and

(vii) provisions of applicable Law including the Limited Partnership Act and the Exempted Partnerships Act, Units shall be freely transferable.

13.5.4.                              The General Partner may, in its sole discretion and without giving a reason, refuse to register a transfer of any Unit in Certificated form which is not fully paid or on which the Partnership has a lien.

13.6                                                                        Transfer of General Partner Units

13.6.1.                              The General Partner may transfer its General Partner Units to a single transferee (including upon its merger, consolidation or other combination into any other Person or the transfer by it of all or substantially all of its assets to another Person) if, but only if, (i) the transferee is an Affiliate of the general partner of BREP (or the transfer is being made concurrently with a transfer of the general partnership units of BREP to an Affiliate of the transferee), (ii) the transferee agrees to assume and be bound by the provisions of this Agreement and (iii) the Partnership receives an Opinion of Counsel (delivered by counsel acceptable to the Independent Committee) that such transfer (or merger, consolidation or combination) would not result in the loss of limited liability of any Limited Partner or of any limited partner of BREP or cause the Partnership or BREP to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for tax purposes (to the extent not previously treated as such).

13.6.2.                              In the case of a transfer pursuant to this Section 13.6, the transferee or successor (as the case may be) shall be admitted to the Partnership as the General Partner immediately after the transfer of the General Partner Units, and the Partnership shall continue without dissolution.

13.6.3.                              The Parties agree that no transfer under this Section 13.6 will occur without the notification to and approval of the relevant Bermuda regulatory authorities in accordance with Bermuda law.

13.7                                                                        Restrictions on Transfers

Notwithstanding the other provisions of this Article 13, no transfer of any Partnership Interest shall be made if such transfer would (a) violate the then applicable securities Laws or rules and regulations of any securities commission of any jurisdiction or any other Governmental Authorities with jurisdiction over such transfer, (b) result in the taxation of the Partnership as an association taxable as a corporation or otherwise subject the Partnership to entity-level taxation for tax purposes (in either case, for U.S. tax purposes, to the extent not otherwise elected by the General Partner pursuant to Section 12.6 to be treated as such) or (c) affect the Partnership’s existence or qualification as an exempted limited partnership under the Limited Partnership Act or Exempted Partnerships Act.

ARTICLE 14
ADMISSION OF ADDITIONAL OR SUCCESSOR PARTNERS

14.1                                                                        Admission of Additional Limited Partners

14.1.1.                              By acceptance of the transfer of any Units or the issuance of any Units in accordance with this Agreement, each Person to whom a Unit is transferred or issued (including any nominee holder or an agent or representative acquiring such Units for the account of another Person) shall:

14.1.1.1                                 be admitted to the Partnership as a Limited Partner with respect to the Units so transferred or issued to such Person when any such transfer or issuance is reflected in the books and records of the Partnership, with or without execution of this Agreement;

14.1.1.2                                 become bound by, and shall be deemed to have agreed to be bound by, the terms of this Agreement;

14.1.1.3                                 shall become the Record Holder of the Units so transferred or issued;

14.1.1.4                                 represents that the transferee or other recipient has the capacity, power and authority to enter into this Agreement;

14.1.1.5                                 be deemed to grant the powers of attorney set forth in this Agreement;

14.1.1.6                                 be deemed to make the consents and waivers contained in the Agreement, including with respect to the approval of the transactions and agreements entered into in connection with the formation of the Partnership, the Reorganization and the Fund Conversion; and

14.1.1.7                                 be deemed to ratify and confirm all contracts, agreements, assignments and instruments entered into on behalf of the Partnership, in accordance with this Agreement, including the granting of any charge or security interest over the Assets and the assumption of any indebtedness in connection with the affairs of the Partnership.

14.1.2.                              The transfer of any Unit and/or the admission of any new Limited Partner to the Partnership will not constitute any amendment to this Agreement.  A Person may become a Record Holder without the consent or approval of any of the Partners.  A Person may not become a Limited Partner without acquiring a Unit.

14.1.3.                              Any transfer of a Unit shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner and a party to this Agreement pursuant to this Article 14.

14.2                                                                        Admission of Successor General Partner

A successor general partner approved pursuant to Sections 15.1 or 15.2 or the transferee of or successor to the General Partner’s General Partner Units pursuant to Section 13.6 shall be admitted to the Partnership as the general partner, subject to the requirements of the Limited Partnership Act and the Exempted Partnerships Act, effective immediately prior to the withdrawal or removal of the General Partner pursuant to Sections 15.1 or 15.2 or immediately after the transfer of the General Partner’s General Partner Units pursuant to Section 13.6.  Any such successor shall conduct the activities and affairs of the Partnership without the Partnership being dissolved.  In each case, the admission shall be subject to the successor general partner executing and delivering to the Partnership an acceptance of all of the terms and conditions of this Agreement and such other documents or instruments as may be required to effect the admission.  Any such successor is hereby authorized to and shall, subject to the terms hereof, conduct the activities and affairs of the Partnership without the Partnership being dissolved and shall be deemed to ratify and confirm all contracts, agreements, assignments and instruments entered into on behalf of the Partnership, in accordance with this Agreement, including the granting of any charge or security interest over the Assets and the assumption of any indebtedness in connection with the affairs of the Partnership.

ARTICLE 15
WITHDRAWAL OF PARTNERS

15.1                                                                        Withdrawal of the General Partner

15.1.1.                              The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”):

15.1.1.1                                 the General Partner voluntarily withdraws from the Partnership by giving 180 days advance written notice to the other Partners;

15.1.1.2                                 the General Partner transfers all of its rights as General Partner pursuant to Section 13.6;

15.1.1.3                                 the General Partner is removed pursuant to Section 15.2;

15.1.1.4                                 the General Partner (a) makes a general assignment for the benefit of creditors; (b) files a voluntary bankruptcy petition; (c) files a petition or answer seeking for itself a reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any Law; (d) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in Sections (a)-(c) of this Section 15.1.1.4; or (e) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the General Partner or of all or any substantial part of its properties;

15.1.1.5                                 a final and non-appealable judgment is entered by a court with appropriate jurisdiction ruling that the General Partner is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the General Partner, in each case under any federal or state bankruptcy or insolvency Laws as now or hereafter in effect; or

15.1.1.6                                 a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the Laws of its state of incorporation.

15.1.2.                              If an Event of Withdrawal specified in Sections 15.1.1.4, 15.1.1.5 or 15.1.1.6 or 15.1.1.6 occurs or is expected, the withdrawing General Partner shall give notice as soon as reasonably practicable to the Limited Partners.  The Partners hereby agree that only the Events of Withdrawal described in this Section 15.1 shall result in the withdrawal of the General Partner from the Partnership.

15.1.3.                              Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) the General Partner voluntarily withdraws by giving at least 180 days’ advance notice to the Limited Partners, such withdrawal to take effect on the date specified in such notice; or (ii) at any time that the General Partner ceases to be a general partner pursuant to Section 15.1.1.2 or is removed pursuant to Section 15.2.

15.1.4.                              If the General Partner gives a notice of withdrawal pursuant to Sections 15.1.1.1 or 15.1.2, holders of at least a majority of the voting power of the Class A Units may, prior to the effective date of such withdrawal, elect a successor general partner.  If, prior to the effective date of the General Partner’s withdrawal, a successor is not selected by the holders of Class A Units as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 16.2.  Any such successor general partner shall be subject to the provisions of Section 14.2.

15.2                                                                        Removal of the General Partner

The General Partner may be removed if (i) such removal is approved by holders of at least 66 2/3% of the voting power of the Outstanding Class A Units; and (ii) the Partnership receives a Withdrawal Opinion of Counsel.  Any such action by such holders of Class A Units for removal of the General Partner must also provide for the election and succession of a new general partner.  Such removal shall be effective immediately following the admission of the successor general partner pursuant to Article 14.  The removal of the General Partner is subject to the approval of the successor general partner by holders of a majority of the voting power of the Outstanding Class A Units.  Any such successor general partner shall be subject to the provisions of Section 14.2.

15.3                                                                        Interest of Departing General Partner and Successor General Partner

15.3.1.                              In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the Limited Partners under circumstances where Cause does not exist, the Departing General Partner shall, at its option exercisable prior to the effective date of the departure of such

Departing General Partner, promptly receive from its successor in exchange for its General Partner Units an amount in cash equal to the fair market value of the General Partner Units, such amount to be determined and payable as of the effective date of its departure.  If the General Partner is removed by the Limited Partners under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, its successor shall have the option described in the immediately preceding sentence, and the Departing General Partner shall not have such option.

15.3.2.                              For purposes of this Section 15.3.2, the fair market value of the Departing General Partner’s General Partner Units shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s departure, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts and the determination of which shall be conclusive as to such matter.  If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which shall determine the fair market value of the General Partner Units.  In making its determination, such independent investment banking firm or other independent expert shall consider the Partnership’s Assets, the rights and obligations of the General Partner and other factors it may deem relevant.

15.3.3.                              If the General Partner Units are not acquired in the manner set forth in Section 15.3.1, the Departing General Partner shall become a Limited Partner and the General Partner Units shall be converted into Equity Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 15.3.1, without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor).

15.4                                                                        Withdrawal of Limited Partners

No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Units becomes a Record Holder, such transferring Limited Partner shall, subject to Section 4.8.2 cease to be a Limited Partner with respect to the Units so transferred.

ARTICLE 16
TERMINATION OF THE PARTNERSHIP

16.1                                                                        Dissolution

Subject to Section 16.2, the Partnership shall dissolve and its affairs shall be wound up, upon any of the following occurring:

16.1.1.                              the service of notice by the General Partner, with the approval of a majority of the members of the Independent Committee that in the opinion of the General Partner, the coming into force of any Law or binding authority renders illegal or impracticable the continuation of the Partnership; or

16.1.2.                              the election of the General Partner, with the approval of a majority of the members of the Independent Committee, if the Partnership, as determined by the General Partner, based upon an Opinion of Counsel, is required to register as an “investment company” under the U.S. Investment Company Act of 1940, as amended, or similar legislation in other jurisdictions;

16.1.3.                              the date that the General Partner withdraws from the Partnership without the appointment of a successor pursuant to Section 15.1 having been implemented;

16.1.4.                              the date on which any court of competent jurisdiction enters a decree of judicial dissolution of the Partnership or an order to wind up or liquidate the General Partner without the appointment of a successor pursuant to Section 15.1 or 15.2 having been implemented; or

16.1.5.                              the date on which the General Partner decides to dispose of, or otherwise realize proceeds in respect of, all or substantially all of the Assets in a single transaction or series of transactions.

16.2                                                                        Reconstitution of Partnership

The Partnership shall be reconstituted and continue without dissolution, if within 30 days of the date of dissolution (and provided that a notice of dissolution with respect to the Partnership has not been provided to the Bermuda Monetary Authority) under this Section 16.2, a successor general partner appointed pursuant to this Agreement executes a transfer deed pursuant to which the new general partner assumes the rights and undertakes the obligations of the original general partner, but only if the Partnership receives an Opinion of Counsel that the admission of the new general partner will not result in the loss of limited liability of any Limited Partner.

16.3                                                                        Liquidation

Upon dissolution of the Partnership, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to Section 16.2, the General Partner shall act, or cause one or more Persons to act, as the Liquidator.  The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by a majority of the members of the Independent Committee.  If the General Partner is acting as the Liquidator, it shall not be entitled to receive any additional compensation for acting in such capacity.  The Liquidator shall agree not to resign at any time without 15 days’ prior notice and (if other than the General Partner) may be removed at any time, with or without cause, by notice of removal approved by a majority of the members of the Independent Committee.  Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by a majority of the members of the

Independent Committee.  The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided.  Except as expressly provided in this Section 16.3, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding-up and liquidation of the Partnership as provided for herein.  The Liquidator shall proceed to dispose of the Assets, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as the Liquidator determines to be in the best interest of the Partners, subject to applicable Laws and the following:

16.3.1.                              the Assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidators and such Partners or Partners may agree; if any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 16.3.3 to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners; the Liquidator may distribute the Assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners;

16.3.2.                              liabilities of the Partnership, including amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 16.3) and amounts to Partners otherwise than in respect of their distribution rights under Section 5.2, shall be discharged; with respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment; when paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds; and

16.3.3.                              by the end of the taxable year in which the liquidation of the Partnership occurs (or, if later, within 90 days after the date of such liquidation), all property and all cash in excess of that required to discharge liabilities of the Partnership pursuant to Section 16.3.2 shall be distributed to the Partners as provided in this Section 16.3.3:

16.3.3.1                                 an amount equal to the amount of cash or property held by the Partnership at such time, that is attributable to a realization event occurring prior to the date of an event specified in Section 16.1 and that has not been deemed by the General Partner as Capital Surplus shall be distributed in accordance with Section 5.2.2 as if such distribution were a distribution occurring prior to dissolution;

16.3.3.2                                 only if there are no Preferred Units Outstanding, an amount equal to the amount of cash or property held by the Partnership at such time, that is attributable to a realization event occurring prior to the date of an event specified in Section 16.1 and that has been deemed by the General Partner as Capital Surplus shall be distributed in accordance with Section 5.2.4 as if such distribution were a distribution occurring prior to dissolution; and

16.3.3.3                                 all other cash and property of the Partnership shall be distributed to the Partners as follows:

16.3.3.3.1                                first, 100% to BREP until BREP has received pursuant to this Section 16.3.3.3.1 an amount equal to the excess of (1) the amount of BREP’s outlays and expenses incurred during the term of the Partnership, over (2) the aggregate amount of distributions received by BREP pursuant to Section 5.2.2.1;

16.3.3.3.2                                second, 100% to the Preferred Unitholders pro rata in proportion to their respective relative percentage of Preferred Units held (determined by reference to the aggregate value of the issue price of the Preferred Units held by each Preferred Unitholder relative to the aggregate value of the issue price of all Preferred Units then Outstanding) until there has been distributed pursuant to this Section 16.3.3.3.2 in respect of each Preferred Unit Outstanding an amount equal to any preferential distributions to which the Preferred Unitholders are entitled in the event of dissolution, liquidation, or winding-up of the Partnership under the terms of the Preferred Units then Outstanding (including any outstanding accrued and unpaid preferential distributions from prior periods);

16.3.3.3.3                                third, if there are Preferred Units Outstanding, an amount equal to the amount of cash or property held by the Partnership at such time, that is attributable to a realization event occurring prior to the date of an event specified in Section 16.1 and that has been deemed by the General Partner as Capital Surplus shall be distributed in accordance with Section 5.2.4 as if such distribution were a distribution occurring prior to dissolution;

16.3.3.3.4                                fourth, 100% to the Partners other than Preferred Unitholders pro rata in proportion to the Unrecovered Capital Amounts attributable to the Equity Units and General Partner Units held by the Partners until the Unrecovered Capital Amount attributable to each Equity Unit and General Partner Unit is equal to zero;

16.3.3.3.5                                fifth, 100% to the Partners other than Preferred Unitholders pro rata in proportion to their respective Percentage Interests until there has been distributed pursuant to this Section 16.3.3.3.5 in respect of each Equity Unit Outstanding an amount equal to the excess of (1) the First Distribution Threshold for each Quarter during the period beginning on the date the Capital Amount in respect of each Equity Unit and General Partner Unit was last adjusted pursuant to Section 3.4.3 and ending on the date of distribution pursuant to this Section 16.3.3.3.5, over (2) the aggregate amount of distributions (if any) made in respect of an Equity Unit pursuant to Section 5.2.2.4  during such period of time;

16.3.3.3.6                                sixth, 15% to the General Partner and 85% to the Partners other than Preferred Unitholders, pro rata in proportion to their respective Percentage Interests, until there has been distributed pursuant to this Section 16.3.3.3.6 in respect of each Equity Unit Outstanding an amount equal to the excess of (1) the Second Distribution Threshold less the First Distribution Threshold for each Quarter during the period beginning on the date the Capital Amount in respect of each Equity Unit and General Partner Unit was last adjusted pursuant to Section 3.4.3 and ending on the date of distribution pursuant to this Section 16.3.3.3.5, over (2) the aggregate amount of distributions (if any) made in respect of an Equity Unit pursuant to Section 5.2.2.4 during such period of time; and

16.3.3.3.7                                thereafter, 25% to the General Partner and 75% to the Partners other than Preferred Unitholders, pro rata in proportion to their respective Percentage Interests.

Any distribution to the General Partner pursuant to Sections 16.3.3.3.6-16.3.3.3.7 shall be made to the General Partner in its capacity as a General Partner and without regard to the number of General Partner Units held by the General Partner.

16.4                                                                        Distributions in Kind

Notwithstanding the provisions of Section 16.3, which require the liquidation of the Assets, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Partnership, the Liquidator determines that an immediate sale of part or all of the Assets would be impractical or would cause undue loss to the Partners, the Liquidator may, in its absolute discretion, defer for a reasonable time the liquidation of any Assets except those necessary to satisfy liabilities of the Partnership (including those to Partners as creditors) and/or distribute to the Partners or to specific classes of Partners, in lieu of cash, as tenants in common and in accordance with the provisions of Section 16.3, undivided interests in such Assets as the Liquidator deems not suitable for liquidation.  Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidator, such distributions in kind are in the best interest of the Limited Partners, and shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such properties at such time.  The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.

16.5                                                                        Cancellation of Certificate of Limited Partnership

Upon the completion of the distribution of Partnership cash and property as provided in Sections 16.3 and 16.4, the Partnership shall be terminated and the Certificate of Limited Partnership and Certificate of Exempted Limited Partnership and all qualifications of the

Partnership as a foreign limited partnership in jurisdictions other than Bermuda shall be cancelled and such other actions as may be necessary to terminate the Partnership shall be taken.

16.6                                                                        Reasonable Time for Winding Up

A reasonable time shall be allowed for the orderly winding up of the activities and affairs of the Partnership and the liquidation of its Assets pursuant to Section 16.3 in order to minimize any losses otherwise attendant upon such winding up, and the provisions of this Agreement shall remain in effect between the Partners during the period of liquidation.

16.7                                                                        Return of Capital

The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners, or any portion thereof, it being expressly understood that any such return shall be made solely from Assets.

16.8                                                                        No Capital Account Restoration

No Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership.

16.9                                                                        Waiver of Partition

Each Partner hereby waives any right to partition of the Partnership property.

ARTICLE 17
AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

17.1                                                                        Amendment to be Adopted Solely by General Partner

Subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, each Limited Partner agrees that the General Partner (pursuant to its powers of attorney from the Limited Partners), without the approval of any Limited Partner, may amend any provision of this Agreement, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

17.1.1.                              a change in the name of the Partnership, the location of the registered office of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

17.1.2.                              admission, substitution or withdrawal or removal of Partners in accordance with this Agreement;

17.1.3.                              a change that the General Partner determines is reasonable and necessary or appropriate to qualify or continue the qualification of the Partnership as an exempted limited partnership under Bermuda law or a partnership in which the limited partners have limited liability under the Laws of any jurisdiction, or that is necessary or advisable in the opinion of the General Partner to ensure that the Partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

17.1.4.                              an amendment that the General Partner determines to be necessary or appropriate to address changes in tax regulations, legislation or interpretation;

17.1.5.                              an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership or the General Partner or its directors or officers from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, as amended, or similar legislation in other jurisdictions;

17.1.6.                              subject to the terms of any Preferred Units then Outstanding, an amendment that the General Partner determines in its sole discretion to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests pursuant to Section 3.4;

17.1.7.                              any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

17.1.8.                              any amendment that in the sole discretion of the General Partner is necessary or appropriate to reflect and account for the formation of the Partnership of, or its investment in, any Person, as otherwise permitted by the Agreement;

17.1.9.                              a change in the Partnership’s fiscal year and related changes;

17.1.10.                       any amendment concerning the computation or allocation of specific items of income, gain, expense or loss among the Partners that, in the sole discretion of the General Partner, is necessary or appropriate to (w) comply with the requirements of the Code and Treasury Regulations (including the requirements of Section 704(b) and Section 704(c) of the Code and the Treasury Regulations promulgated thereunder), (x) comply with the requirements of the Income Tax Act, (y) reflect the Partners’ interests in the Partnership or (z) consistently reflect the distributions made by the Partnership to the Partners pursuant to the terms of this Agreement;

17.1.11.                       any amendment that in the sole discretion of the General Partner is necessary or appropriate to address any statute, rule, regulation, notice, or announcement that affects or could affect the U.S. federal income tax treatment of any allocation or distribution related to any interest of the General Partner in the profits of the Partnership; or

17.1.12.                       any other amendments substantially similar to the matters described in Section 17.1.1 through 17.1.11.

In addition, the General Partner may make amendments to this Agreement, without the approval of any Limited Partner, if those amendments, in the discretion of the General Partner:

17.1.13.        do not adversely affect the Limited Partners considered as a whole (including any particular class of Partnership Interest as compared to other classes of Partnership Interests) in any material respect;

17.1.14.        are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion or binding directive, order, ruling or regulation of any Governmental Authority;

17.1.15.        are necessary or appropriate for any action taken by the General Partner relating to splits or combinations of Units or Partnership Interests made in accordance with the provisions of this Agreement; or

17.1.16.        are required to effect the intent of the provisions of the Combination Agreement or the intent of the provisions of this Agreement or are otherwise contemplated by this Agreement.

17.2                                                                        Amendment Procedures

Except as provided in Sections 17.1 and 17.3, all amendments to this Agreement shall be made in accordance with the following procedures:

17.2.1.                     amendments to this Agreement may only be proposed by or with the consent of the General Partner, provided that the General Partner shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to propose or consent to an amendment to the fullest extent permitted by Law, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Limited Partnership Act or the Exempted Partnerships Act or any other Law or at equity;

17.2.2.                     subject to the terms of any Preferred Units then Outstanding, a proposed amendment shall be effective upon its approval by the General Partner and, where required under this Agreement or by the Limited Partnership Act, on the consent, vote or approval of the amendment by the holders of at least 66 2/3% of the voting power of the Outstanding Equity Units; and

17.2.3.                     each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Equity Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Equity Units or call a meeting of the Equity Unitholders to consider and vote on such proposed amendment.

17.3                                                                        Amendment Requirements

17.3.1.          Notwithstanding the provisions of Sections 17.1 and 17.2, no provision of this Agreement that establishes a percentage of the voting power of the Outstanding Units required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting requirement unless such amendment is approved by the written consent or the affirmative vote of the voting power of Outstanding Units whose aggregate Outstanding Units constitute voting power not less than the voting requirement sought to be reduced.

17.3.2.          Notwithstanding the provisions of Sections 17.1 and 17.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent except if the same occurs as a result of any amendment approved pursuant to Section 17.3.3, or (ii) enlarge the obligations, restrict in any way any action by or rights of or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Partnership to the General Partner or any of its Affiliates without the consent of the General Partner, which may be given or withheld in its sole discretion.

17.3.3.          Except as otherwise provided, and without limitation of the General Partner’s authority to adopt amendments to this Agreement as contemplated in Section 17.1, the General Partner may amend the Partnership Agreement without the approval of holders of Outstanding Equity Units, except that any amendment that would have a material adverse effect on the rights or preferences of any class of Outstanding Units in relation to other classes of Partnership Interests must be consented to or approved by the holders of at least a majority of the Outstanding Partnership Interests of the class affected.

17.3.4.          Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 17.1, no amendments shall become effective without the approval of at least 90% of the voting power of the Outstanding Equity Units unless the Partnership obtains an Opinion of Counsel to the effect that (a) such amendment will not cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the General Partner has not made the election contemplated by Section 12.6) and (b) such amendment will not affect the limited liability of any Limited Partner or any limited partner of BREP under applicable Law; provided, however, that no such opinion shall be required in connection with an election described in Section 12.6 made by the General Partner or in connection with a transfer following such election.

17.3.5.          This Section 17.3 shall only be amended with the approval of not less than 90% of the Outstanding Equity Units.

17.4                                                                        Meetings

17.4.1.          All acts of Limited Partners to be taken hereunder shall be taken in the manner provided in this Article 17.  Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners holding greater than 50% or more of the voting power of the Outstanding Partnership Interests of the class or classes for which a meeting is proposed, provided that, for this purpose, the Partnership Interests Outstanding shall not include Partnership Interests owned by the General Partner or any of its Affiliates other than any member of the BREP Group. (For the avoidance of doubt, the Class A Units and the Redemption-Exchange Units shall not constitute separate classes for this purpose.) Limited

Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any Laws, governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners.

17.4.2.          A meeting shall be held at a time and place (outside of Canada) determined by the General Partner on a date not less than 10 days and not more than 60 days after the mailing of notice of the meeting.  Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the activities and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Limited Partnership Act or the Law of any other jurisdiction in which the Partnership is qualified to conduct activities and affairs.

17.5                                                                        Notice of Meeting

Notice of a meeting called pursuant to Section 17.4 shall be given to the Record Holders of the class or classes of Partnership Interests in writing by mail or other means of written communication in accordance with Section 18.2 and shall include details of any proposal or other matter required by any provision of this Agreement or Law to be submitted for the consideration and approval of the Limited Partners.  The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.  In addition, notices of special meetings pursuant to Section 17.4 shall be delivered, announced and/or published to the extent required for the Partnership to comply with applicable Law.

17.6                                                                        Record Date

For purposes of determining the Limited Partners entitled to notice of and participation in or to vote at a meeting of the Limited Partners or to provide consents or give approvals to any action by the Partnership as provided in Section 17.11 without a meeting as provided in Section 17.10, the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any applicable Law, in which case the applicable Law shall govern) or (b) in the event that consents or approvals to any action by the Partnership are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to provide such consents or approvals.

17.7                                                                        Adjournment

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days.  At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting.  If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting and/or the new Record Date, as applicable, shall be given in accordance with this Article 17.

17.8                                                                        Quorum

A majority of the Outstanding Units of the class or classes for which a meeting has been called (including Units held by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by Limited Partners holding a greater percentage of the voting power of such Units, in which case the quorum shall be such greater percentage.  At any meeting of the Limited Partners, or any class or series thereof, duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners or any class or series thereof, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required.  The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of the voting power of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner).  In the absence of a quorum, any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of Limited Partners holding at least a majority of the voting power of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 17.7.

17.9                                                                        Conduct of Meeting

The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of consents or approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 17.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting.  The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting, in either case including a Partner or a director or officer of the General Partner.  All minutes shall be kept with the records of the Partnership maintained by the General Partner.  The General Partner may make such other regulations consistent with applicable Law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of consents or approvals in writing.

17.10                                                                 Action Without a Meeting

If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if (i) written consent to such action is solicited by or on behalf of the General Partner, and (ii) an approval in writing setting forth the action to be taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units that would be necessary to authorize or take such action at a meeting at which all the applicable Limited Partners were present and voted.  Prompt notice of the taking of action by written consent or without a meeting shall be given to the Limited Partners who have not approved in writing.  The General Partner may specify that any written ballot from Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner.  If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partner, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted.

17.11                                                                 Voting and Other Rights

17.11.1.        Only those holders of Units of the class or series for which a meeting has been called who are Record Holders on the Record Date set pursuant to Section 17.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act.  Notwithstanding the definition of “Limited Partner,” all references in this Agreement to votes, consents or approvals of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes, consents, approvals or acts of the Record Holders of such Outstanding Units.

17.11.2.        Each Outstanding Unit shall entitle the holder thereof to one vote for the purposes of any approval at a meeting of Limited Partners or by written consent.

17.11.3.        With respect to Units that are held for a Person’s account by another Person, in whose name such Units are registered, such other Person shall, in exercising the voting or consent rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry.  The provisions of this Section 17.11.3 (as well as all other provisions of this Agreement) are subject to the provisions of Section 13.3.

ARTICLE 18
GENERAL PROVISIONS

18.1                                                                        Enurement

This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

18.2                                                                        Notices

18.2.1.          To the Partnership and General Partner

18.2.1.1           Any notice, payment demand, request, report or other document required or permitted to be given or made under this Agreement (“Notice”) by a Limited Partner to the Partnership or General Partner shall be given or sent by fax or letter post or by other means of written communication to the address of the General Partner specified below, or at such other address as the General Partner may notify to the Record Holders, in compliance with applicable Laws:

BREP Holding L.P.

73 Front Street, 5th Floor
Hamilton HM 12
Bermuda

Attention:	Secretary
Telecopier number:	441-296-4475

18.2.2.          To BREP

18.2.2.1           Any Notice by a Limited Partner to BREP shall be given or sent by fax or letter post or by other means of written communication to the address of the general partner of BREP specified below, or at such other address as the General Partner may notify to the Record Holders, in compliance with applicable Laws and regulations:

Brookfield Renewable Partners Limited
73 Front Street, 5th Floor
Hamilton HM 12
Bermuda

Attention:	Secretary
Telecopier number:	441-296-4475

18.2.3.          To the Limited Partners

18.2.3.1           Any Notice by the General Partner or Partnership to a Limited Partner shall, unless otherwise required by applicable Laws, be deemed given or made to the Limited Partner when delivered in person or when sent to the relevant Record Holder by fax, letter post or by other means of written communication at the address described in Section 18.2.3.2 or when provided as set forth in Section 18.2.3.3.

18.2.3.2           Any Notice to be given or made to a Limited Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give any Notice shall, unless otherwise required by applicable Laws, be deemed conclusively to have been fully satisfied, upon sending of such Notice to the

Record Holder of the Partnership Interests, at such Person’s address as shown on the records of the Partnership, or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Interests by reason of any transfer or otherwise.  An affidavit or certificate of making of any Notice in Section 18.2 executed by the General Partner, Partnership or the mailing organization shall be prima facie evidence of the giving or making of such Notice.  If any Notice addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Partnership or the Partnership is returned by letter post marked to indicate that the relevant postal service is unable to deliver it, such Notice and any subsequent Notices shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Partnership of a change in his address) if they are available for the Limited Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such Notice to the other Limited Partners.

18.2.3.3           Any Notice to be given or made to a Limited Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give any Notice shall, unless otherwise required by applicable Laws, be deemed conclusively to have been fully satisfied, upon issuing a press release complying with applicable Laws, if deemed by the General Partner in its sole discretion to be a reasonable or appropriate means of providing such Notice.

18.3                                                                        Further Assurances

Each of the parties hereto will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and will use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

18.4                                                                        Counterparts

This Agreement may be signed in counterparts and each of such counterparts will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

[NEXT PAGE IS SIGNATURE PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of February 11, 2016.

GENERAL PARTNER: BREP HOLDING L.P., by its general partner, BRP Bermuda GP Limited

By:	(signed) Jane Sheere
Name: Jane Sheere
Title: Secretary

LIMITED PARTNER: BROOKFIELD RENEWABLE ENERGY PARTNERS L.P., by its general partner, Brookfield Renewable Partners Limited

By:	(signed) Jane Sheere
Name: Jane Sheere
Title: Secretary

LIMITED PARTNER: BROOKFIELD RENEWABLE POWER INC.

By:	(signed) Andrea Rocheleau
Name: Andrea Rocheleau
Title: Senior Vice-President

LIMITED PARTNER: BRP CANADA GP LP, by its general partner, BRP GP III Canada ULC

By:	(signed) Andrea Rocheleau
Name: Andrea Rocheleau
Title: Senior Vice-President

LIMITED PARTNER: BROOKFIELD ENERGY MARKETING LP, by its general partner, Brookfield Energy Marketing Inc.

By:	(signed) Shaun P. Logue
Name: Shaun P. Logue
Title: Vice-President Legal Services and General Counsel

SCHEDULE A

PART I
BROOKFIELD RENEWABLE ENERGY L.P. (the “Partnership”)

Designation of and Rights, Privileges, Restrictions and Conditions
Attaching to Class A Preferred Limited Partnership Units

1.                                                                                      Designation

The Class A Preferred Limited Partnership Units (as defined below), as a class, shall be designated as Class A Preferred Limited Partnership Units. The Class A Preferred Limited Partnership Units shall have attached thereto the following rights, privileges, restrictions and conditions.

2.                                                                                      Definitions

All terms used but not otherwise defined in this Schedule A shall have the meanings assigned to those terms in the Third Amended and Restated Limited Partnership Agreement of the Partnership dated as of February 11, 2016. In addition, the following definitions shall be for the purpose of all parts of this Schedule A:

2.1                                                                               “Class A Preferred Limited Partnership Unit”  means a limited partnership interest in the Partnership having the rights, privileges, restrictions and conditions set forth in this Schedule A.

2.2                                                                               “Junior Securities” means the Class A Units, Redemption-Exchange Units, the General Partner Units, and any Partnership Interest hereafter authorized that pursuant to a written agreement with the Partnership ranks junior to the Class A Preferred Limited Partnership Units in the payment of distributions and in the distribution of assets upon the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary.

2.3                                                                               “Parity Securities” means any Partnership Interest hereafter authorized that pursuant to a written agreement with the Partnership ranks equally with the Class A Preferred Limited Partnership Units in the payment of distributions and in the distribution of assets upon the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary.

2.4                                                                               “Senior Securities” means, subject to Section 5.4, any Partnership Interest hereafter authorized that pursuant to a written agreement with the Partnership ranks senior to the Class A Preferred Limited Partnership Units in the payment of distributions and/or in the distribution of assets upon the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary.

3.                                                                                      Interpretation of Terms

In the provisions herein contained attaching to the Class A Preferred Limited Partnership Units:

(a)                                 “prior to”, “on a parity with” and “junior to” have reference to the order of priority in payment of distributions and in the distribution of assets in the event of any liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, or other distribution of the assets of the Partnership among its unitholders for the purpose of winding-up its affairs;

(b)                                 reference to any statute is to that statute as in force from time to time, including any regulations, rules, policy statements or guidelines made under that statute, and includes any statute which may be enacted in substitution of that statute;

(c)                                  if it is necessary to convert any amount into Canadian dollars, the General Partner will select an appropriate method and rate of exchange to convert any non-Canadian currency into Canadian dollars; and

(d)                                 all references herein to a holder of the Class A Preferred Limited Partnership Units shall be interpreted as referring to a registered holder of the Class A Preferred Limited Partnership Units.

4.                                                                                      General Partner’s Right to Issue in One or More Series

The Class A Preferred Limited Partnership Units may be issued at any time or from time to time in one or more series.  Before any units of a series are issued, the General

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Partner shall, subject to Section 5.1, fix the maximum number of units that will form such series and shall determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Preferred Limited Partnership Units of such series.

5.                                                                                      Ranking

5.1                                                                               The Class A Preferred Limited Partnership Units of each series shall rank on parity with the Class A Preferred Limited Partnership Units of every other series with respect to the payment of distributions and in the distribution of the assets in the event of the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary.

5.2                                                                               The Class A Preferred Limited Partnership Units as a class shall rank, with respect to the payment of distributions and in the distribution of the assets in the event of the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary:

5.2.1               senior to the Junior Securities;

5.2.2               on parity with any Parity Securities; and

5.2.3               junior to all indebtedness of the Partnership and any Senior Securities.

5.3                                                                               The Partnership may issue Junior Securities and Parity Securities from time to time without the consent of the holders of Class A Preferred Limited Partnership Units.

5.4                                                                               The Partnership may issue Senior Securities, from time to time, only with the approval of the holders of a majority of the Outstanding Class A Preferred Limited Partnership Units, given as hereinafter specified.

6.                                                                                      Voting Rights

The holders of the Class A Preferred Limited Partnership Units shall not have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the

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conduct or management of the Partnership or (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Limited Partnership Units as a class or meetings of the holders of a series thereof, in each case in respect of matters which limited partners may properly vote under Bermuda law) be entitled to receive notice of, attend, or vote at any meeting of unitholders of the Partnership.

7.                                                                                      Amendment with Approval of Holders of the Class A Preferred Limited Partnership Units

The provisions attaching to the Class A Preferred Limited Partnership Units as a class may be repealed, altered, modified or amended from time to time with such approval as may then be required by applicable law, subject to a minimum requirement that such approval be passed by the requisite affirmative vote of the votes cast at a meeting of the holders of the Class A Preferred Limited Partnership Units duly called and held for that purpose, or given by resolution signed by the requisite percentage of holders of Class A Preferred Limited Partnership Units, in each case, in accordance with Section 8, hereof.

8.                                                                                      Approval of Holders of the Class A Preferred Limited Partnership Units

8.1                                                                               Notwithstanding Section 17.8 of the Agreement, and except as otherwise provided herein, any approval of the holders of the Class A Preferred Limited Partnership Units as a class with respect to any matters requiring the consent of the holders of the Class A Preferred Limited Partnership Units as a class may be given in such manner as may then be required by applicable law, subject to a minimum requirement that such approval be given by a resolution signed by the holders of Class A Preferred Limited Partnership Units owning not less than the percentage of the Class A Preferred Limited Partnership Units that would be necessary to authorize such action at a meeting at which all holders of Class A Preferred Limited Partnership Units were present and voted or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of Class A Preferred Limited Partnership Units at a meeting of the holders of Class A Preferred Limited Partnership Units as a class duly called for that purpose and at which the holders of Class A Preferred Limited Partnership Units of at least 25% of the

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Outstanding Class A Preferred Limited Partnership Units are present or represented by proxy. If at any such meeting the holders of Class A Preferred Limited Partnership Units of at least 25% of the then Outstanding Class A Preferred Limited Partnership Units are not present or represented by proxy within one half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 5 days thereafter and to such time and place as may be designated by the chairman of such meeting, and no notice need be given of such adjourned meeting. At such adjourned meeting, the holders of Class A Preferred Limited Partnership Units represented in person or by proxy may transact the business for which the meeting was originally called and the holders of Class A Preferred Limited Partnership Units then represented in person or by proxy shall form the necessary quorum.

8.2                                                                               Each Class A Preferred Limited Partnership Unit shall entitle the holder thereof to one vote for the purposes of any approval at a meeting of the holders of the Class A Preferred Limited Partnership Units or by written consent.

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PART II

Number and Designation of and Rights, Privileges, Restrictions and Conditions

Attaching to the Class A Preferred Limited Partnership Units, Series 7

The first series of Class A Preferred Limited Partnership Units of the Partnership shall consist of 7,000,000 preferred limited partnership interests designated as Class A Preferred Limited Partnership Units, Series 7 (the “Series 7 Preferred Limited Partnership Units”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Limited Partnership Units as a class, shall have attached thereto the following rights, privileges, restrictions and conditions (the “Series 7 Preferred Limited Partnership Unit Provisions”):

1.                                      Consideration for Issue

The consideration for the issue of each Series 7 Preferred Limited Partnership Unit shall be C$25.00 or its equivalent in property or past services.

2.                                      Distributions

2.1          Cumulative Preferential Distributions

The holders of the then Outstanding Series 7 Preferred Limited Partnership Units (the “Holders”) shall be entitled to receive, and the Partnership shall pay thereon, as and when declared by the General Partner, out of moneys of the Partnership legally available for distributions under Bermuda law and without regard to the income of the Partnership, cumulative preferential cash distributions (the “Series 7 Distributions”) payable quarterly at the rates and times herein provided by cheque at par in lawful money of Canada at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable.

(a)                                 During the Initial Fixed Rate Period, the Series 7 Distributions will be payable quarterly on or before the last day of January, April, July and October of each year (each, a “Distribution Payment Date”) at the Initial Fixed Distribution Rate. The initial Series 7 Distribution will be payable on or before January 31, 2016 and will be an amount in cash equal to C$0.2524 per Series 7 Preferred

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Limited Partnership Unit less any tax required to be deducted and withheld. On each Distribution Payment Date during the Initial Fixed Rate Period (other than January 31, 2016), the Series 7 Distribution will be equal to C$0.34375 per unit.

(b)                                 During each Subsequent Fixed Rate Period, Series 7 Distributions payable on the Series 7 Preferred Limited Partnership Units will be in an annual amount per unit determined by multiplying the Annual Fixed Distribution Rate applicable to such Subsequent Fixed Rate Period by C$25.00, less any tax required to be deducted and withheld, and shall be payable quarterly on each Distribution Payment Date during such Subsequent Fixed Rate Period.

(c)                                  In respect of each Subsequent Fixed Rate Period, the Partnership will, during such Subsequent Fixed Rate Period calculate on each Fixed Rate Calculation Date the Annual Fixed Distribution Rate for such Subsequent Fixed Rate Period and will, on the Fixed Rate Calculation Date, give written notice thereof to the Holders. Each such determination by the Partnership of the Annual Fixed Distribution Rate will, in the absence of manifest error, be final and binding upon the Partnership and upon all Holders of Series 7 Preferred Limited Partnership Units.

(d)                                 If on any Distribution Payment Date, the Series 7 Distributions accrued to such date are not paid in full on all of the Series 7 Preferred Limited Partnership Units then Outstanding, such Series 7 Distributions, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the General Partner on which the Partnership shall have sufficient monies legally available for such Series 7 Distributions under Bermuda law.

(e)                                  The Holders shall not be entitled to any distributions other than or in excess of the Series 7 Distributions.

(f)                                   The Record Date for the payment of Series 7 Distributions will be the fifteenth (15th) day in the calendar month during which a Distribution Payment Date falls, or such other record date if any, as may be fixed by the General Partner.

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Series 7 Distributions shall (except in case of redemption or reclassification in which case payment of Series 7 Distributions shall be made on surrender of the certificate representing the Series 7 Preferred Limited Partnership Units to be redeemed or reclassified) be paid by (i) posting in a postage paid envelope addressed to each Holder at the last address of such Holder as it appears on the securities register of the Partnership or, in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders, or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, a cheque for such Series 7 Distributions (less any tax required to be deducted and withheld) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary or (ii) by any other reasonable means the Partnership deems desirable. Notwithstanding the foregoing, any distribution cheque may be delivered by the Partnership to a Holder at his/her address as aforesaid. The posting or delivery of such cheque or the payment of the Series 7 Distributions by any other reasonable means on or before the date on which such distribution is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such Distributions to the extent of the sum represented thereby (plus the amount of any tax required to be deducted and withheld as aforesaid and remitted to the proper tax authority) unless, if applicable, such cheque is not paid on due presentation. Subject to applicable law, distributions which are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed for a period of two years from the date on which they were declared to be payable shall be forfeited to the Partnership.

2.2          Distribution for Other than a Full Distribution Period

Subject to the Section 2.1, for any period that is less than a full Distribution Period, with respect to any Series 7 Preferred Limited Partnership Unit (i) that is issued or redeemed during such Distribution Period or (ii) in respect of which assets of the Partnership are distributed to the Holders thereof pursuant to Section 3, the Holders shall be entitled to receive, and the Partnership shall pay thereon, if, as and when declared by the General Partner, out of moneys of the Partnership legally available for distributions under Bermuda law and without regard to the income of the Partnership, Series 7 Distributions as follows:

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(a)                                 in respect of the period beginning on and including the date of initial issue of the Series 7 Preferred Limited Partnership Units up to and including January 31, 2016 (the “Initial Distribution Period”), a distribution in an amount per Series 7 Preferred Limited Partnership Unit equal to the amount obtained (rounded to four decimal places) where C$1.375 is multiplied by a fraction, the numerator of which is the number of calendar days from but excluding the date of issue of the Series 7 Preferred Limited Partnership Units up to and including January 31, 2016 and the denominator of which is 365, less any tax required to be deducted and withheld. The Series 7 Distribution payable for the Initial Distribution Period, payable as of January 31, 2016, as calculated by this method shall be C$0.2524 per Series 7 Preferred Limited Partnership Unit; and

(b)                                 in respect of any period other than the Initial Distribution Period that is less than a full Distribution Period, a distribution in an amount per Series 7 Preferred Limited Partnership Unit equal to the amount obtained (rounded to four decimal places) when the product of the Annual Fixed Distribution Rate and C$25.00 is multiplied by a fraction, the numerator of which is the number of calendar days elapsed in the relevant period and the denominator of which is 365, less any tax required to be deducted and withheld.

3.                                      Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, or any other distribution of assets of the Partnership among its unitholders for the purpose of winding-up its affairs, unless the Partnership is continued under the election to reconstitute and continue the Partnership pursuant to Section 16.2 of the Agreement, the Holders shall be entitled to receive C$25.00 per Series 7 Preferred Limited Partnership Unit held by them, together with all accrued (whether or not declared) and unpaid Series 7 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership), before any amounts shall be paid or any assets of the Partnership distributed to the holders of any Junior Securities. Upon payment of

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such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Partnership.

4.                                      Redemption at the Option of the Partnership

The Partnership may not redeem any of the Series 7 Preferred Limited Partnership Units prior to January 31, 2021. On January 31, 2021 and on January 31 every five years thereafter (each, a “Series 7 Reclassification Date”), the Partnership may, subject to applicable law, meeting the solvency requirements under Bermuda law and to the provisions described under Section 6 below, upon giving notice as hereinafter provided, at its option, without the consent of the Holders redeem all, or any part, of the then Outstanding Series 7 Preferred Limited Partnership Units by the payment of an amount in cash for each Series 7 Preferred Limited Partnership Unit so redeemed equal to C$25.00 per Series 7 Preferred Limited Partnership Unit, together with all accrued and unpaid Series 7 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership) (the “Redemption Price”).

If less than all of the then Outstanding Series 7 Preferred Limited Partnership Units are at any time to be redeemed, then the particular Series 7 Preferred Limited Partnership Units to be redeemed shall be selected on a pro rata basis disregarding fractions or, if the Series 7 Preferred Limited Partnership Units are at such time listed on such exchange, with the consent of the Toronto Stock Exchange, in such manner as the General Partner in its sole discretion may, by resolution determine.

The Partnership shall give notice in writing not less than 25 days nor more than 60 days prior to the applicable Series 7 Reclassification Date of its intention to redeem such Series 7 Preferred Limited Partnership Units to each person who at the date of giving such notice is the Holder of Series 7 Preferred Limited Partnership Units to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each Holder of Series 7 Preferred Limited Partnership Units to be redeemed at the last address of such Holder as it appears on the securities register of the Partnership, or in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such

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joint Holders or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such Holders shall not affect the validity of the redemption as to the other Holders to be redeemed. Such notice shall set out the number of such Series 7 Preferred Limited Partnership Units held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Partnership shall pay or cause to be paid to the Holders to be redeemed the Redemption Price on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 7 Preferred Limited Partnership Units so called for redemption. Such payment (less any tax required to be deducted and withheld by the Partnership) shall be made by cheque payable at par at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable and shall be a full and complete discharge of the Partnership’s obligation to pay the Redemption Price owed to the Holders of Series 7 Preferred Limited Partnership Units so called for redemption unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series 7 Preferred Limited Partnership Units called for redemption shall cease to be entitled to Series 7 Distributions and the Holders thereof shall not be entitled to exercise any of the rights of unitholders in respect thereof, except to receive the Redemption Price therefor, provided that if payment of the Redemption Price shall not be duly made by the Partnership on or before the redemption date, the Partnership shall forthwith thereafter return the Holder’s deposited unit certificate or certificates to the Holder. At any time after notice of redemption is given as aforesaid, the Partnership shall have the right to deposit the Redemption Price of any or all Series 7 Preferred Limited Partnership Units called for redemption (less any tax required to be deducted and withheld by the Partnership), or such part thereof as at the time of deposit has not been claimed by the Holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such units, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, such units shall be deemed to be redeemed on the redemption date specified in the notice of

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redemption. After the Partnership has made a deposit as aforesaid with respect to any units, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of unitholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such units, without interest. Any interest allowed on such deposit shall belong to the Partnership. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of two years from the date specified for redemption shall be forfeited to the Partnership.

5.                                      Reclassification of Series 7 Preferred Limited Partnership Units

5.1          Reclassification into Series 8 Preferred Limited Partnership Units at the Option of the Holder

(a)                                 Holders of Series 7 Preferred Limited Partnership Units will have the right, at their option, on each Series 7 Reclassification Date, to reclassify, subject to the applicable law and the terms and provisions hereof, all or any part of the then Outstanding Series 7 Preferred Limited Partnership Units registered in the name of the Holder into Series 8 Preferred Limited Partnership Units on the basis of one (1) Series 8 Preferred Limited Partnership Unit for each Series 7 Preferred Limited Partnership Unit. The Partnership will provide written notice not less than 25 and not more than 60 days prior to the applicable Series 7 Reclassification Date to the Holders of the reclassification privilege provided for herein (the “Reclassification Privilege”). Such notice shall (i) set out the Series 7 Reclassification Date, and (ii) include instructions to such Holders as to the method by which such Reclassification Privilege may be exercised, as described in Section 5.3. On the 30th day prior to the first day of a Subsequent Fixed Rate Period, the Partnership will provide to the Holders written notice of the Floating Quarterly Distribution Rate applicable to the Series 8 Preferred Limited Partnership Units for the next succeeding Quarterly Floating Rate Period and the Annual Fixed Distribution Rate applicable to the Series 7 Preferred Limited

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Partnership Units for the next succeeding Subsequent Fixed Rate Period, in each case as determined by the Partnership.

(b)                                 If the Partnership gives notice as provided in Section 4 to the Holders of the redemption of all the Series 7 Preferred Limited Partnership Units, the Partnership will not be required to give notice as provided in this Section 5.1 to the Holders of the Floating Quarterly Distribution Rate, Annual Fixed Distribution Rate or Reclassification Privilege and the right of any Holder of Series 7 Preferred Limited Partnership Units to reclassify such Series 7 Preferred Limited Partnership Units as herein provided will cease and terminate in that event.

(c)                                  Holders of Series 7 Preferred Limited Partnership Units shall not be entitled to reclassify their units into Series 8 Preferred Limited Partnership Units on a Series 7 Reclassification Date if the Partnership determines that there would remain Outstanding on the Series 7 Reclassification Date less than 1,000,000 Series 8 Preferred Limited Partnership Units after taking into account all Series 7 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 8 Preferred Limited Partnership Units has been provided and all Series 8 Preferred Limited Partnership Units in respect of which a notice for reclassification into Series 7 Preferred Limited Partnership Units has been provided. The Partnership will give written notice thereof to all affected Holders of Series 7 Preferred Limited Partnership Units at least five (5) days prior to the applicable Series 7 Reclassification Date and will issue and deliver, or cause to be delivered, prior to such Series 7 Reclassification Date, at the expense of the Partnership, to such Holders of Series 7 Preferred Limited Partnership Units, who have surrendered for reclassification any endorsed certificate or certificates representing Series 7 Preferred Limited Partnership Units, new certificates representing the Series 7 Preferred Limited Partnership Units represented by any certificate or certificates surrendered as aforesaid.

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5.2          Automatic Reclassification

If the Partnership determines that there would remain Outstanding on a Series 7 Reclassification Date less than 1,000,000 Series 7 Preferred Limited Partnership Units after taking into account all Series 7 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 8 Preferred Limited Partnership Units has been provided and all Series 8 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 7 Preferred Limited Partnership Units has been provided, then, all, but not part, of the remaining Outstanding Series 7 Preferred Limited Partnership Units will automatically be reclassified into Series 8 Preferred Limited Partnership Units on the basis of one (1) Series 8 Preferred Limited Partnership Unit for each Series 7 Preferred Limited Partnership Unit on the applicable Series 7 Reclassification Date. The Partnership shall give notice in writing thereof to the Holders of such remaining Series 7 Preferred Limited Partnership Units at least five (5) days prior to the Series 7 Reclassification Date.

5.3          Manner of Reclassification

(a)                                 The Reclassification Privilege may be exercised by notice in writing (an “Election Notice”) given not earlier than the 30th day prior to a Series 7 Reclassification Date but not later than 5:00 p.m. (Toronto time) on the 13th day preceding the applicable Series 7 Reclassification Date during usual business hours at any principal office of the Transfer Agent, or such other place or places in Canada as the Partnership may agree, accompanied by (1) payment or evidence of payment of the tax (if any) payable as provided in this Section 5.3; and (2) the certificate or certificates representing the Series 7 Preferred Limited Partnership Units in respect of which the Holder thereof desires to exercise the Reclassification Privilege with the notice of reclassification on the back thereof or other appropriate notice of reclassification duly endorsed by the Holder, or his or her attorney duly authorized in writing, in which Election Notice such Holder may also elect to reclassify part only of the Series 7 Preferred Limited Partnership Units represented by such certificate or certificates not theretofore called for redemption in which event the Partnership will issue and deliver or cause to be

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delivered to such Holder, at the expense of the Partnership, a new certificate representing the Series 7 Preferred Limited Partnership Units represented by such certificate or certificates that have not been reclassified. Each Election Notice will be irrevocable once received by the Partnership.

(b)                                 If the Partnership does not receive an Election Notice from a Holder of Series 7 Preferred Limited Partnership Units during the notice period therefor, then the Series 7 Preferred Limited Partnership Units shall be deemed not to have been reclassified (except in the case of an automatic reclassification pursuant to Section 5.2).

(c)                                  In the event the Partnership is required to reclassify all remaining Outstanding Series 7 Preferred Limited Partnership Units into Series 8 Preferred Limited Partnership Units on the applicable Series 7 Reclassification Date as provided for in Section 5.2, the Series 7 Preferred Limited Partnership Units in respect of which the Holders have not previously elected to reclassify will be reclassified on the Series 7 Reclassification Date into Series 8 Preferred Limited Partnership Units and the Holders thereof will be deemed to be Holders of Series 8 Preferred Limited Partnership Units at 5:00 p.m. (Toronto time) on the Series 7 Reclassification Date and will be entitled, upon surrender during usual business hours at any principal office of the Transfer Agent, or such other place or places in Canada as the Partnership may agree, of the certificate or certificates representing Series 7 Preferred Limited Partnership Units not previously provided for reclassification, to receive a certificate or certificates representing the same number of Series 8 Preferred Limited Partnership Units in the manner and subject to the terms and provisions as provided in this Section 5.3.

(d)                                 As promptly as practicable after the Series 7 Reclassification Date, the Partnership will issue and deliver, or cause to be delivered to or upon the written order of the Holder of the Series 7 Preferred Limited Partnership Units so reclassified in accordance with this Section 5, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such Holder

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representing the number of fully-paid and non-assessable Series 8 Preferred Limited Partnership Units and the number of remaining Series 7 Preferred Limited Partnership Units, if any, to which such Holder is entitled. Such reclassification will be deemed to have been made at 5:00 p.m. (Toronto time) on the Series 7 Reclassification Date, so that the rights of the Holder of such Series 7 Preferred Limited Partnership Units as the Holder thereof will cease at such time and the person or persons entitled to receive the Series 8 Preferred Limited Partnership Units upon such reclassification will be treated for all purposes as having become the Holder or Holders of record of such Series 8 Preferred Limited Partnership Units at such time.

(e)                                  The Holder of any Series 7 Preferred Limited Partnership Unit on the record date for any Series 7 Distributions declared payable on such unit will be entitled to such distributions notwithstanding that such unit is reclassified into a Series 8 Preferred Limited Partnership Unit after such record date and on or before the date of the payment of such distribution.

(f)                                   The issuance of certificates for the Series 8 Preferred Limited Partnership Units upon the reclassification of Series 7 Preferred Limited Partnership Units will be made without charge to the reclassifying Holders for any fee in respect of the issuance of such certificates or the Series 8 Preferred Limited Partnership Units represented thereby; provided, however, that the Partnership will not be required to pay any tax that may be imposed upon such Holder as a result of the reclassification or the issuance of such certificate representing such Series 8 Preferred Limited Partnership Units or any security transfer taxes, and the Partnership will not be required to issue or deliver a certificate or certificates in a name or names other than that of the Holder of the Series 8 Preferred Limited Partnership Units reclassified unless the person or persons requesting the issuance thereof has paid to the Partnership the amount of any such security transfer tax or has established to the satisfaction of the Partnership that such tax has been paid.

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5.4          Status of Reclassified Series 7 Preferred Limited Partnership Units

The reclassification of Series 7 Preferred Limited Partnership Units into Series 8 Preferred Limited Partnership Units shall not give rise to a redemption or cancellation of such Preferred Units.

5.5          Right Not to Deliver Series 7 Preferred Limited Partnership Units

On the exercise of the Reclassification Privilege by a Holder, the Partnership reserves the right not to reclassify the Series 7 Preferred Limited Partnership Units held by any Ineligible Person.

6.                                      Restrictions on Distributions and Retirement and Issue of Units

Subject to meeting the solvency requirements under Bermuda law and so long as any of the Series 7 Preferred Limited Partnership Units are Outstanding, the Partnership shall not, without the approval of the Holders:

(a)                                 declare, pay or set apart for payment any distributions (other than distributions payable in Junior Securities) in respect of any Junior Securities;

(b)                                 except out of the net cash proceeds of a substantially concurrent issue of Junior Securities, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Junior Securities;

(c)                                  redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 7 Preferred Limited Partnership Units then Outstanding; or

(d)                                 except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Parity Securities;

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unless, in each such case, all accrued and unpaid Series 7 Distributions up to and including the Series 7 Distribution payable for the last completed Distribution Period, and all accrued and unpaid distributions up to and including the distribution payable for the last completed period for which distributions were payable on all Parity Securities and Senior Securities, have been declared and paid or set apart for payment.

7.                                      Purchase for Cancellation

Subject to applicable law, meeting the solvency requirements under Bermuda law and to the provisions described in Section 6, the Partnership may at any time purchase for cancellation the whole or any part of the Series 7 Preferred Limited Partnership Units Outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the General Partner, such units are obtainable.

8.                                      Voting Rights

The Holders shall not have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership or (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Limited Partnership Units as a class and meetings of the Holders as a series, in each case in respect of matters which limited partners may properly vote under Bermuda law) be entitled to receive notice of, attend, or vote at any meeting of unitholders of the Partnership.

9.                                      Modifications

The provisions attaching to the Series 7 Preferred Limited Partnership Units as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by applicable law, subject to a minimum requirement that such approval be passed by of the requisite affirmative vote of the votes cast at a meeting of the Holders of the Series 7 Preferred Limited Partnership Units duly called and held for that purpose, or given by resolution signed by the requisite percentage of Holders of Series 7 Preferred Limited Partnership Units, in each case, in accordance with Section 10, hereof.

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10.                               Approval of Holders of Series 7 Preferred Limited Partnership Units

10.1        Approval

Notwithstanding Section 17.8 of the Agreement, and except as otherwise provided herein, any approval of the Holders as a series with respect to any matters requiring the consent of the Holders as a series may be given in such manner as may then be required by applicable law, subject to a minimum requirement that such approval be given by a resolution signed by the Holders of Series 7 Preferred Limited Partnership Units owning not less than the percentage of the Series 7 Preferred Limited Partnership Units that would be necessary to authorize such action at a meeting at which all holders of Series 7 Preferred Limited Partnership Units were present and voted or represented by proxy or passed by the affirmative vote of at least 66 2/3% of the votes cast by the Holders of the Series 7 Preferred Limited Partnership Units at a meeting of the Holders duly called for that purpose and at which the Holders of at least 25% of the Outstanding Series 7 Preferred Limited Partnership Units are present or represented by proxy. If at any such meeting the Holders of at least 25% of the then Outstanding Series 7 Preferred Limited Partnership Units are not present or represented by proxy within one half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 5 days thereafter and to such time and place as may be designated by the chairman of such meeting, and no notice need be given of such adjourned meeting. At such adjourned meeting, the Holders of Series 7 Preferred Limited Partnership Units represented in person or by proxy may transact the business for which the meeting was originally called and the Holders of Series 7 Preferred Limited Partnership Units then represented in person or by proxy shall form the necessary quorum.

Each Series 7 Preferred Limited Partnership Unit shall entitle the Holder thereof to one vote for the purposes of any approval at a meeting of the Holders of the Series 7 Preferred Limited Partnership Units or by written consent.

10.2        Formalities, etc.

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or

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any adjourned meeting of Holders shall be those from time to time prescribed by the Agreement with respect to meetings of unitholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders, each such Holder entitled to vote thereat shall be entitled to one vote in respect of each Series 7 Preferred Limited Partnership Unit held.

11.                               Tax Matters

The Series 7 Distribution, whether paid or accrued, shall be treated as a guaranteed payment within the meaning of Section 707(c) of the Code, including for the purpose of determining Net Income and Net Loss and otherwise maintaining Capital Accounts, unless there is a change in Tax law or administrative practice that requires treatment other than as a guaranteed payment for U.S. federal income tax purposes, as determined in the sole discretion of the General Partner. For U.S. federal income tax purposes, the deduction attributable to any amount treated as a guaranteed payment under this Section 11 shall be specially allocated to the Partners in a manner determined by the General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations.

12.                               Unissued or Reclassified Units

Series 7 Preferred Limited Partnership Units not issued or that have been issued and reclassified by the Partnership shall be restored to the status of authorized but unissued Class A Preferred Limited Partnership Units.

13.                               No Sinking Fund

Series 7 Preferred Limited Partnership Units are not subject to the operation of a sinking fund.

14.                               Notices

If the General Partner determines that mail service is or is threatened to be interrupted at the time when the Partnership is required or elects to give or send any Notice (including any cheque or any unit certificate) by mail to a Holder of Series 7 Preferred Limited Partnership Units, whether in connection with the redemption or reclassification of such Series 7 Preferred Limited Partnership Units or otherwise, notwithstanding provisions hereof, the Partnership may

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fulfill the requirement to send such Notice by arranging for the delivery thereof to such Holder by the Transfer Agent at its principal office(s), and such Notice shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in the Agreement, provided that as soon as the General Partner determines that mail service is no longer interrupted or threatened to be interrupted, such Notice, if not theretofore delivered to such Holder, shall be sent by mail or other means as herein provided.

Accidental failure to give Notice, including invitation for tenders or other communication to one or more Holders shall not affect the validity of the Notices properly given or any action taken pursuant to such Notice but, upon such failure being discovered, such Notice shall be given forthwith to such Holder or Holders.

15.                               Preemption

Holders of Series 7 Preferred Limited Partnership Units shall not have any rights of preemption with regard to any Partnership Interests.

16.                               Interpretation

16.1        Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

“Annual Fixed Distribution Rate” means, for any Subsequent Fixed Rate Period, the greater of: (i) the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 4.47%, and (ii) 5.50%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>“ on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

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“Distribution Payment Date” in respect of the distributions payable on the Series 7 Preferred Limited Partnership Units means the day on or before the last day of each of January, April, July and October in each year.

“Distribution Period” means the period from and including the Issue Date up to and including January 31, 2016 and, thereafter, the period from the date following a Distribution Payment Date up to and including the next succeeding Distribution Payment Date.

“Election Notice” has the meaning attributed to it in Section 5.3(a).

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Floating Quarterly Distribution Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 4.47% calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365.

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Partnership, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of

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Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Holder” has the meaning attributed to it in Section 2.1.

“Ineligible Person” means any person whose address is in, or whom the Partnership or the Transfer Agent has reason to believe is a resident of, any jurisdiction outside Canada where the issue or delivery to that person of Series 7 Preferred Limited Partnership Units or Series 8 Preferred Limited Partnership Units would require the Partnership to take any action to comply with securities or analogous laws of that jurisdiction.

“Initial Distribution Period” has the meaning ascribed thereto in Section 2.2(a).

“Initial Fixed Distribution Rate” means 5.50% per annum.

“Initial Fixed Rate Period” means the period commencing on the Issue Date and ending on and including January 31, 2021.

“Issue Date” means the date on which the Series 7 Preferred Limited Partnership Units are first issued.

“Quarterly Commencement Date” means the 1st day of each of February, May, August and November in each year.

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period commencing on February 1, 2021 and ending on and including April 30, 2021, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to but excluding the next succeeding Quarterly Commencement Date.

“Reclassification Privilege” has the meaning attributed to it in Section 5.1(a).

“Redemption Price” has the meaning attributed to it in Section 4.

“Series 7 Distributions” has the meaning attributed to it in Section 2.1.

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“Series 7 Preferred Limited Partnership Units” has the meaning attributed to it in the introductory paragraph to these Series 7 Preferred Limited Partnership Units Provisions.

“Series 7 Preferred Limited Partnership Unit Provisions” has the meaning attributed to it in the introductory paragraph to these terms and conditions.

“Series 7 Reclassification Date” has the meaning attributed to it in Section 4.

“Series 8 Preferred Limited Partnership Units” means the Class A Preferred Limited Partnership Units, Series 8.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on February 1, 2021 and ending on and including January 31, 2026 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including January 31 in the fifth year thereafter.

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

“Transfer Agent” means the Partnership or any person as from time to time may be the registrar and transfer agent for the Series 7 Preferred Limited Partnership Units.

16.2        Interpretation of terms

In the provisions herein contained attaching to the Series 7 Preferred Limited Partnership Units:

(a)                                 “accrued and unpaid distributions” means the aggregate of (i) all unpaid Series 7 Distributions for any completed Distribution Period; and (ii) a cash amount calculated as though Series 7 Distributions had been accruing on a day to day basis from but excluding the date on which the last quarterly distribution was payable up to and including the date to which the computation of accrued

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distributions is to be made; provided in the case of each of (i) and (ii), no amount shall be included in the accrued and unpaid Series 7 Distributions that would result in the duplication in payment by the Partnership of the amount of any distribution on the Series 7 Preferred Limited Partnership Units;

(b)                                 in the event that any date on which any Series 7 Distribution is payable by the Partnership, or any date on or by which any other action is required to be taken by the Partnership or the Holders hereunder, is not a Business Day, then such distribution shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day;

(c)                                  in the event of the non-receipt of a cheque by a Holder of Series 7 Preferred Limited Partnership Units entitled to the cheque, or the loss or destruction of the cheque, the Partnership, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Partnership, will issue to the Holder a replacement cheque for the amount of the original cheque; and

(d)                                 the Partnership will be entitled to deduct or withhold from any amount payable to a Holder of Series 7 Preferred Limited Partnership Units under these Series 7 Preferred Limited Partnership Units Provisions any amount required by law to be deducted and withheld from that payment.

17.                               Reclassification of Series 8 Preferred Limited Partnership Units

In accordance with the terms and limitations of such Preferred Units, each Series 8 Preferred Limited Partnership Unit may be reclassified into a Series 7 Preferred Limited Partnership Unit.  Any such Preferred Units that are reclassified into Series 7 Preferred Limited Partnership Units shall have the rights, privileges, restrictions and conditions set out herein.

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PART III

Number and Designation of and Rights, Privileges, Restrictions and Conditions

Attaching to the Class A Preferred Limited Partnership Units, Series 8

The second series of Class A Preferred Limited Partnership Units of the Partnership shall consist of 7,000,000 preferred limited partnership interests designated as Class A Preferred Limited Partnership Units, Series 8 (the “Series 8 Preferred Limited Partnership Units”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Limited Partnership Units as a class, shall have attached thereto the following rights, privileges, restrictions and conditions (the “Series 8 Preferred Limited Partnership Unit Provisions”):

1.                                      Consideration for Issue

The consideration for the issue of each Series 8 Preferred Limited Partnership Unit shall be C$25.00 or its equivalent in property or past services.

2.                                      Distributions

2.1          Cumulative Preferential Distributions

The holders of the then Outstanding Series 8 Preferred Limited Partnership Units (the “Holders”) shall be entitled to receive, and the Partnership shall pay thereon, as and when declared by the General Partner, out of moneys of the Partnership legally available for distributions under Bermuda law and without regard to the income of the Partnership, cumulative preferential cash distributions (the “Series 8 Distributions”) payable quarterly at the rates and times herein provided by cheque at par in lawful money of Canada at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable.

(a)                                 During each Quarterly Floating Rate Period, Series 8 Distributions payable on the Series 8 Preferred Limited Partnership Units will be in an amount per Series 8 Preferred Limited Partnership Unit determined by multiplying the Floating Quarterly Distribution Rate applicable to such Quarterly Floating Rate Period by

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C$25.00, less any tax required to be deducted and withheld, and shall be payable quarterly on each Distribution Payment Date during such Quarterly Floating Rate Period.

(b)                                 In respect of each Quarterly Floating Rate Period, the Partnership will, during such Quarterly Floating Rate Period, calculate on each Floating Rate Calculation Date the Floating Quarterly Distribution Rate for such Quarterly Floating Rate Period and will, on the Floating Rate Calculation Date, give written notice thereof to the Holders. Each such determination by the Partnership of the Quarterly Floating Distribution Rate will, in the absence of manifest error, be final and binding upon the Partnership and upon all Holders of Series 8 Preferred Limited Partnership Units.

(c)                                  If on any Distribution Payment Date, the Series 8 Distributions accrued to such date are not paid in full on all of the Series 8 Preferred Limited Partnership Units then Outstanding, such Series 8 Distributions, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the General Partner on which the Partnership shall have sufficient monies legally available for such Series 8 Distributions under Bermuda law.

(d)                                 The Holders shall not be entitled to any distributions other than or in excess of the Series 8 Distributions.

(e)                                  The Record Date for the payment of Series 8 Distributions will be the fifteenth (15th) day in the calendar month during which a Distribution Payment Date falls, or such other record date if any, as may be fixed by the General Partner.

Series 8 Distributions shall (except in case of redemption or reclassification in which case payment of Series 8 Distributions shall be made on surrender of the certificate representing the Series 8 Preferred Limited Partnership Units to be redeemed or reclassified) be paid by (i) posting in a postage paid envelope addressed to each Holder at the last address of such Holder as it appears on the securities register of the Partnership or, in the case of joint Holders, to the address of that one whose name appears first in the securities register of the

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Partnership as one of such joint Holders, or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, a cheque for such Series 8 Distributions (less any tax required to be deducted and withheld) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary or (ii) by any other reasonable means the Partnership deems desirable. Notwithstanding the foregoing, any distribution cheque may be delivered by the Partnership to a Holder at his/her address as aforesaid. The posting or delivery of such cheque or the payment of the Series 8 Distributions by any other reasonable means on or before the date on which such distribution is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such Distributions to the extent of the sum represented thereby (plus the amount of any tax required to be deducted and withheld as aforesaid and remitted to the proper taxing authority) unless, if applicable, such cheque is not paid on due presentation. Subject to applicable law, distributions which are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed for a period of two years from the date on which they were declared to be payable shall be forfeited to the Partnership.

2.2          Distribution for Other than a Full Quarterly Floating Rate Period

Subject to the Section 2.1, for any period that is less than a full Quarterly Floating Rate Period, with respect to any Series 8 Preferred Limited Partnership Unit (i) that is issued or redeemed during such Quarterly Floating Rate Period or (ii) in respect of which assets of the Partnership are distributed to the Holders thereof pursuant to Section 3, the Holders shall be entitled to receive, and the Partnership shall pay thereon, if, as and when declared by the General Partner, out of moneys of the Partnership legally available for distributions under Bermuda law and without regard to the income of the Partnership, Series 8 Distributions as follows. In respect of any period that is less than a full Quarterly Floating Rate Period, a distribution in an amount per Series 8 Preferred Limited Partnership Unit equal to the amount obtained (rounded to four decimal places) when the product of the Floating Quarterly Distribution Rate and C$25.00 is multiplied by a fraction, the numerator of which is the number of calendar days elapsed in the relevant period and the denominator of which is the number of calendar days in the Quarterly Floating Rate Period in which such period falls.

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3.                                      Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, or any other distribution of assets of the Partnership among its unitholders for the purpose of winding-up its affairs, unless the Partnership is continued under the election to reconstitute and continue the Partnership pursuant to Section 16.2 of the Agreement, the Holders shall be entitled to receive C$25.00 per Series 8 Preferred Limited Partnership Unit held by them, together with all accrued (whether or not declared) and unpaid Series 8 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership), before any amounts shall be paid or any assets of the Partnership distributed to the holders of any Junior Securities. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Partnership.

4.                                      Redemption at the Option of the Partnership

The Partnership may not redeem any of the Series 8 Preferred Limited Partnership Units prior to January 31, 2021. Thereafter, the Partnership may, subject to applicable law, meeting the solvency requirements under Bermuda law and to the provisions described under Section 6 below, upon giving notice as hereinafter provided, at its option, at any time, without the consent of the Holders redeem all, or from time to time any part, of the then Outstanding Series 8 Preferred Limited Partnership Units by the payment of an amount in cash for each Series 8 Preferred Limited Partnership Unit so redeemed equal to (i) in the case of redemptions on January 31, 2026 and on January 31 every five years thereafter (each a “Series 8 Reclassification Date”), C$25.00, or (ii) C$25.50 in the case of redemptions on any date which is not a Series 8 Reclassification Date on or after January 31, 2021, in each case including all accrued and unpaid Series 8 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership) (the “Redemption Price”).

If less than all of the then Outstanding Series 8 Preferred Limited Partnership Units are at any time to be redeemed, then the particular Series 8 Preferred Limited Partnership Units to be redeemed shall be selected on a pro rata basis disregarding fractions or, if the Series

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8 Preferred Limited Partnership Units are at such time listed on such exchange, with the consent of the Toronto Stock Exchange, in such manner as the General Partner in its sole discretion may, by resolution determine.

The Partnership shall give notice in writing not less than 25 days nor more than 60 days prior to the applicable Series 8 Reclassification Date or such other date on which the Series 8 Preferred Limited Partnership Units are to be redeemed of its intention to redeem such Series 8 Preferred Limited Partnership Units to each person who at the date of giving such notice is the Holder of Series 8 Preferred Limited Partnership Units to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each Holder of Series 8 Preferred Limited Partnership Units to be redeemed at the last address of such Holder as it appears on the securities register of the Partnership, or in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such Holders shall not affect the validity of the redemption as to the other Holders to be redeemed. Such notice shall set out the number of such Series 8 Preferred Limited Partnership Units held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Partnership shall pay or cause to be paid to the Holders to be redeemed the Redemption Price on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 8 Preferred Limited Partnership Units so called for redemption. Such payment (less any tax required to be deducted and withheld by the Partnership) shall be made by cheque payable at par at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable and shall be a full and complete discharge of the Partnership’s obligation to pay the Redemption Price owed to the Holders of Series 8 Preferred Limited Partnership Units so called for redemption unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series 8 Preferred Limited Partnership Units called for redemption shall cease to be entitled to Series 8 Distributions and the Holders thereof shall not be entitled to exercise any of the rights of

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unitholders in respect thereof, except to receive the Redemption Price therefor, provided that if payment of the Redemption Price shall not be duly made by the Partnership on or before the redemption date, the Partnership shall forthwith thereafter return the Holder’s deposited unit certificate or certificates to the Holder. At any time after notice of redemption is given as aforesaid, the Partnership shall have the right to deposit the Redemption Price of any or all Series 8 Preferred Limited Partnership Units called for redemption (less any tax required to be deducted and withheld by the Partnership), or such part thereof as at the time of deposit has not been claimed by the Holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such units, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, such units shall be deemed to be redeemed on the redemption date specified in the notice of redemption. After the Partnership has made a deposit as aforesaid with respect to any units, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of unitholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such units, without interest. Any interest allowed on such deposit shall belong to the Partnership. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of two years from the date specified for redemption shall be forfeited to the Partnership.

5.                                      Reclassification of Series 8 Preferred Limited Partnership Units

5.1          Reclassification into Series 7 Preferred Limited Partnership Units at the Option of the Holder

(a)                                 Holders of Series 8 Preferred Limited Partnership Units will have the right, at their option, on each Series 8 Reclassification Date, to reclassify, subject to the applicable law and the terms and provisions hereof, all or any part of the then Outstanding Series 8 Preferred Limited Partnership Units registered in the name

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of the Holder into Series 7 Preferred Limited Partnership Units on the basis of one (1) Series 7 Preferred Limited Partnership Unit for each Series 8 Preferred Limited Partnership Unit. The Partnership will provide written notice not less than 25 and not more than 60 days prior to the applicable Series 8 Reclassification Date to the Holders of the reclassification privilege provided for herein (the “Reclassification Privilege”). Such notice shall (i) set out the Series 8 Reclassification Date, and (ii) include instructions to such Holders as to the method by which such Reclassification Privilege may be exercised, as described in Section 5.3. On the 30th day prior to the first day of Subsequent Fixed Rate Period, the Partnership will provide to the Holders written notice of the Floating Quarterly Distribution Rate applicable to the Series 8 Preferred Limited Partnership Units for the next succeeding Quarterly Floating Rate Period and the Annual Fixed Distribution Rate applicable to the Series 7 Preferred Limited Partnership Units for the next succeeding Subsequent Fixed Rate Period, in each case as determined by the Partnership.

(b)                                 If the Partnership gives notice as provided in Section 4 to the Holders of the redemption of all the Series 8 Preferred Limited Partnership Units, the Partnership will not be required to give notice as provided in this Section 5.1 to the Holders of the Floating Quarterly Distribution Rate, Annual Fixed Distribution Rate or Reclassification Privilege and the right of any Holder of Series 8 Preferred Limited Partnership Units to reclassify such Series 8 Preferred Limited Partnership Units as herein provided will cease and terminate in that event.

(c)                                  Holders of Series 8 Preferred Limited Partnership Units shall not be entitled to reclassify their units into Series 7 Preferred Limited Partnership Units on a Series 8 Reclassification Date if the Partnership determines that there would remain Outstanding on the Series 8 Reclassification Date less than 1,000,000 Series 7 Preferred Limited Partnership Units after taking into account all Series 8 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 7 Preferred Limited Partnership Units has been provided and all Series 7 Preferred Limited Partnership Units in respect of which

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a notice for reclassification into Series 8 Preferred Limited Partnership Units has been provided. The Partnership will give written notice thereof to all affected Holders of Series 8 Preferred Limited Partnership Units at least five (5) days prior to the applicable Series 8 Reclassification Date and will issue and deliver, or cause to be delivered, prior to such Series 8 Reclassification Date, at the expense of the Partnership, to such Holders of Series 8 Preferred Limited Partnership Units, who have surrendered for reclassification any endorsed certificate or certificates representing Series 8 Preferred Limited Partnership Units, new certificates representing the Series 8 Preferred Limited Partnership Units represented by any certificate or certificates surrendered as aforesaid.

5.2          Automatic Reclassification

If the Partnership determines that there would remain Outstanding on a Series 8 Reclassification Date less than 1,000,000 Series 8 Preferred Limited Partnership Units after taking into account all Series 8 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 7 Preferred Limited Partnership Units has been provided and all Series 7 Preferred Limited Partnership Units in respect of which a notice of reclassification into Series 8 Preferred Limited Partnership Units has been provided, then, all, but not part, of the remaining Outstanding Series 8 Preferred Limited Partnership Units will automatically be reclassified into Series 7 Preferred Limited Partnership Units on the basis of one (1) Series 7 Preferred Limited Partnership Unit for each Series 8 Preferred Limited Partnership Unit on the applicable Series 8 Reclassification Date. The Partnership shall give notice in writing thereof to the Holders of such remaining Series 8 Preferred Limited Partnership Units at least five (5) days prior to the Series 8 Reclassification Date.

5.3          Manner of Reclassification

(a)                                 The Reclassification Privilege may be exercised by notice in writing (an “Election Notice”) given not earlier than the 30th day prior to a Series 8 Reclassification Date but not later than 5:00 p.m. (Toronto time) on the 13th day preceding the applicable Series 8 Reclassification Date during usual business hours at any principal office of the Transfer Agent, or such other place or places

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in Canada as the Partnership may agree, accompanied by (1) payment or evidence of payment of the tax (if any) payable as provided in this Section 5.3; and (2) the certificate or certificates representing the Series 8 Preferred Limited Partnership Units in respect of which the Holder thereof desires to exercise the Reclassification Privilege with the notice of reclassification on the back thereof or other appropriate notice of reclassification duly endorsed by the Holder, or his or her attorney duly authorized in writing, in which Election Notice such Holder may also elect to reclassify part only of the Series 8 Preferred Limited Partnership Units represented by such certificate or certificates not theretofore called for redemption in which event the Partnership will issue and deliver or cause to be delivered to such Holder, at the expense of the Partnership, a new certificate representing the Series 8 Preferred Limited Partnership Units represented by such certificate or certificates that have not been reclassified. Each Election Notice will be irrevocable once received by the Partnership.

(b)                                 If the Partnership does not receive an Election Notice from a Holder of Series 8 Preferred Limited Partnership Units during the notice period therefor, then the Series 8 Preferred Limited Partnership Units shall be deemed not to have been reclassified (except in the case of an automatic reclassification pursuant to Section 5.2).

(c)                                  In the event the Partnership is required to reclassify all remaining Outstanding Series 8 Preferred Limited Partnership Units into Series 7 Preferred Limited Partnership Units on the applicable Series 8 Reclassification Date as provided for in Section 5.2, the Series 8 Preferred Limited Partnership Units in respect of which the Holders have not previously elected to reclassify will be reclassified on the Series 8 Reclassification Date into Series 7 Preferred Limited Partnership Units and the Holders thereof will be deemed to be Holders of Series 7 Preferred Limited Partnership Units at 5:00 p.m. (Toronto time) on the Series 8 Reclassification Date and will be entitled, upon surrender during usual business hours at any principal office of the Transfer Agent, or such other place or places in Canada as the Partnership may agree, of the certificate or certificates

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representing Series 8 Preferred Limited Partnership Units not previously provided for reclassification, to receive a certificate or certificates representing the same number of Series 7 Preferred Limited Partnership Units in the manner and subject to the terms and provisions as provided in this Section 5.3.

(d)                                 As promptly as practicable after the Series 8 Reclassification Date, the Partnership will issue and deliver, or cause to be delivered to or upon the written order of the Holder of the Series 8 Preferred Limited Partnership Units so reclassified in accordance with this Section 5, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such Holder representing the number of fully-paid and non-assessable Series 7 Preferred Limited Partnership Units and the number of remaining Series 8 Preferred Limited Partnership Units, if any, to which such Holder is entitled. Such reclassification will be deemed to have been made at 5:00 p.m. (Toronto time) on the Series 8 Reclassification Date, so that the rights of the Holder of such Series 8 Preferred Limited Partnership Units as the Holder thereof will cease at such time and the person or persons entitled to receive the Series 7 Preferred Limited Partnership Units upon such reclassification will be treated for all purposes as having become the Holder or Holders of record of such Series 7 Preferred Limited Partnership Units at such time.

(e)                                  The Holder of any Series 8 Preferred Limited Partnership Unit on the record date for any Series 8 Distributions declared payable on such unit will be entitled to such distributions notwithstanding that such unit is reclassified into a Series 7 Preferred Limited Partnership Unit after such record date and on or before the date of the payment of such distribution.

(f)                                   The issuance of certificates for the Series 7 Preferred Limited Partnership Units upon the reclassification of Series 8 Preferred Limited Partnership Units will be made without charge to the reclassifying Holders for any fee in respect of the issuance of such certificates or the Series 7 Preferred Limited Partnership Units represented thereby; provided, however, that the Partnership will not be required

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to pay any tax that may be imposed upon such Holder as a result of the reclassification or the issuance of such certificate representing such Series 7 Preferred Limited Partnership Units or any security transfer taxes, and the Partnership will not be required to issue or deliver a certificate or certificates in a name or names other than that of the Holder of the Series 7 Preferred Limited Partnership Units reclassified unless the person or persons requesting the issuance thereof has paid to the Partnership the amount of any such security transfer tax or has established to the satisfaction of the Partnership that such tax has been paid.

5.4          Status of Reclassified Series 8 Preferred Limited Partnership Units

The reclassification of Series 8 Preferred Limited Partnership Units into Series 7 Preferred Limited Partnership Units shall not give rise to a redemption or cancellation of such Preferred Units.

5.5          Right Not to Deliver Series 7 Preferred Limited Partnership Units

On the exercise of the Reclassification Privilege by a Holder, the Partnership reserves the right not to reclassify the Series 8 Preferred Limited Partnership Units held by any Ineligible Person.

6.                                      Restrictions on Distributions and Retirement and Issue of Units

Subject to meeting the solvency requirements under Bermuda law and so long as any of the Series 8 Preferred Limited Partnership Units are Outstanding, the Partnership shall not, without the approval of the Holders:

(a)                                 declare, pay or set apart for payment any distributions (other than distributions payable in Junior Securities) in respect of any Junior Securities;

(b)                                 except out of the net cash proceeds of a substantially concurrent issue of Junior Securities, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Junior Securities;

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(c)                                  redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 8 Preferred Limited Partnership Units then Outstanding; or

(d)                                 except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Parity Securities;

unless, in each such case, all accrued and unpaid Series 8 Distributions up to and including the Series 8 Distribution payable for the last completed Quarterly Floating Rate Period, and all accrued and unpaid distributions up to and including the distribution payable for the last completed period for which distributions were payable on all Parity Securities and Senior Securities, have been declared and paid or set apart for payment.

7.                                      Purchase for Cancellation

Subject to applicable law, meeting the solvency requirements under Bermuda law and to the provisions described in Section 6, the Partnership may at any time purchase for cancellation the whole or any part of the Series 8 Preferred Limited Partnership Units Outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the General Partner, such units are obtainable.

8.                                      Voting Rights

The Holders shall not have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership or (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Limited Partnership Units as a class and meetings of the Holders as a series, in each case in respect of matters which limited partners may properly vote under Bermuda law) be entitled to receive notice of, attend, or vote at any meeting of unitholders of the Partnership.

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9.                                      Modifications

The provisions attaching to the Series 8 Preferred Limited Partnership Units as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by applicable law, subject to a minimum requirement that such approval be passed by of the requisite affirmative vote of the votes cast at a meeting of the Holders of the Series 8 Preferred Limited Partnership Units duly called and held for that purpose, or given by resolution signed by the requisite percentage of Holders of Series 8 Preferred Limited Partnership Units, in each case, in accordance with Section 10, hereof.

10.                               Approval of Holders of Series 8 Preferred Limited Partnership Units

10.1        Approval

Notwithstanding Section 17.8 of the Agreement, and except as otherwise provided herein, any approval of the Holders as a series with respect to any matters requiring the consent of the Holders as a series may be given in such manner as may then be required by applicable law, subject to a minimum requirement that such approval be given by a resolution signed by the Holders of Series 8 Preferred Limited Partnership Units owning not less than the percentage of the Series 8 Preferred Limited Partnership Units that would be necessary to authorize such action at a meeting at which all holders of Series 8 Preferred Limited Partnership Units were present and voted or represented by proxy or passed by the affirmative vote of at least 66 2/3% of the votes cast by the Holders of the Series 8 Preferred Limited Partnership Units at a meeting of the Holders duly called for that purpose and at which the Holders of at least 25% of the Outstanding Series 8 Preferred Limited Partnership Units are present or represented by proxy. If at any such meeting the Holders of at least 25% of the then Outstanding Series 8 Preferred Limited Partnership Units are not present or represented by proxy within one half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 5 days thereafter and to such time and place as may be designated by the chairman of such meeting, and no notice need be given of such adjourned meeting. At such adjourned meeting, the Holders(s) of Series 8 Preferred Limited Partnership Units represented in person or by proxy may transact the business for which the meeting was originally called and the Holders of Series 8 Preferred

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Limited Partnership Units then represented in person or by proxy shall form the necessary quorum.

Each Series 8 Preferred Limited Partnership Unit shall entitle the Holder thereof to one vote for the purposes of any approval at a meeting of the Holders of the Series 8 Preferred Limited Partnership Units or by written consent.

10.2        Formalities, etc.

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Holders shall be those from time to time prescribed by the Agreement with respect to meetings of unitholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders, each such Holder entitled to vote thereat shall be entitled to one vote in respect of each Series 8 Preferred Limited Partnership Unit held.

11.                               Tax Matters

The Series 8 Distribution, whether paid or accrued, shall be treated as a guaranteed payment within the meaning of Section 707(c) of the Code, including for the purpose of determining Net Income and Net Loss and otherwise maintaining Capital Accounts, unless there is a change in Tax law or administrative practice that requires treatment other than as a guaranteed payment for U.S. federal income tax purposes, as determined in the sole discretion of the General Partner. For U.S. federal income tax purposes, the deduction attributable to any amount treated as a guaranteed payment under this Section 11 shall be specially allocated to the Partners in a manner determined by the General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations.

12.                               Unissued or Reclassified Units

Series 8 Preferred Limited Partnership Units not issued or that have been issued and reclassified by the Partnership shall be restored to the status of authorized but unissued Class A Preferred Limited Partnership Units.

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13.                               No Sinking Fund

Series 8 Preferred Limited Partnership Units are not subject to the operation of a sinking fund.

14.                               Notices

If the General Partner determines that mail service is or is threatened to be interrupted at the time when the Partnership is required or elects to give or send any Notice (including any cheque or any unit certificate) by mail to a Holder of Series 8 Preferred Limited Partnership Units, whether in connection with the redemption or reclassification of such Series 8 Preferred Limited Partnership Units or otherwise, notwithstanding provisions hereof, the Partnership may fulfill the requirement to send such Notice by arranging for the delivery thereof to such Holder by the Transfer Agent at its principal office(s), and such Notice shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in the Agreement, provided that as soon as the General Partner determines that mail service is no longer interrupted or threatened to be interrupted, such Notice, if not theretofore delivered to such Holder, shall be sent by mail or other means as herein provided.

Accidental failure to give Notice, including invitation for tenders or other communication to one or more Holders shall not affect the validity of the Notices properly given or any action taken pursuant to such Notice but, upon such failure being discovered, such Notice shall be given forthwith to such Holder or Holders.

15.                               Preemption

Holders of Series 8 Preferred Limited Partnership Units shall not have any rights of preemption with regard to any Partnership Interests.

16.                               Interpretation

16.1        Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

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“Annual Fixed Distribution Rate” means, for any Subsequent Fixed Rate Period, the greater of: (i) the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 4.47%, and (ii) 5.50%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>“ on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Distribution Payment Date” in respect of the distributions payable on the Series 8 Preferred Limited Partnership Units means the day on or before the last day of each Quarterly Floating Rate Period in each year.

“Election Notice” has the meaning attributed to it in Section 5.3(a).

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Floating Quarterly Distribution Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 4.47% calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365.

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen

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GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Partnership, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Holder” has the meaning attributed to it in Section 2.1.

“Ineligible Person” means any person whose address is in, or whom the Partnership or the Transfer Agent has reason to believe is a resident of, any jurisdiction outside Canada where the issue or delivery to that person of Series 7 Preferred Limited Partnership Units or Series 8 Preferred Limited Partnership Units would require the Partnership to take any action to comply with securities or analogous laws of that jurisdiction.

“Issue Date” means the date on which the Series 8 Preferred Limited Partnership Units are first issued.

“Quarterly Commencement Date” means the 1st day of each of February, May, August and November in each year.

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period commencing on February 1, 2021 and ending on and including April 30, 2021, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to but excluding the next succeeding Quarterly Commencement Date.

“Reclassification Privilege” has the meaning attributed to it in Section 5.1(a).

“Redemption Price” has the meaning attributed to it in Section 4.

“Series 7 Preferred Limited Partnership Units” means the Class A Preferred Limited Partnership Units, Series 7.

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“Series 8 Distributions” has the meaning attributed to it in Section 2.1.

“Series 8 Preferred Limited Partnership Units” has the meaning attributed to it in the introductory paragraph to these Series 8 Preferred Limited Partnership Units Provisions.

“Series 8 Preferred Limited Partnership Unit Provisions” has the meaning attributed to it in the introductory paragraph to these terms and conditions.

“Series 8 Reclassification Date” has the meaning attributed to it in Section 4.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on February 1, 2021 and ending on and including January 31, 2026 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including January 31 in the fifth year thereafter.

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

“Transfer Agent” means the Partnership or any person as from time to time may be the registrar and transfer agent for the Series 8 Preferred Limited Partnership Units.

16.2        Interpretation of terms

In the provisions herein contained attaching to the Series 8 Preferred Limited Partnership Units:

(a)                                 “accrued and unpaid distributions” means the aggregate of (i) all unpaid Series 8 Distributions for any completed Quarterly Floating Rate Period; and (ii) a cash amount calculated as though Series 8 Distributions had been accruing on a day to day basis from but excluding the date on which the last quarterly distribution was payable up to and including the date to which the computation of accrued distributions is to be made; provided in the case of each of (i) and (ii), no amount

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shall be included in the accrued and unpaid Series 8 Distributions that would result in the duplication in payment by the Partnership of the amount of any distribution on the Series 8 Preferred Limited Partnership Units;

(b)                                 in the event that any date on which any Series 8 Distribution is payable by the Partnership, or any date on or by which any other action is required to be taken by the Partnership or the Holders hereunder, is not a Business Day, then such distribution shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day;

(c)                                  in the event of the non-receipt of a cheque by a Holder of Series 8 Preferred Limited Partnership Units entitled to the cheque, or the loss or destruction of the cheque, the Partnership, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Partnership, will issue to the Holder a replacement cheque for the amount of the original cheque; and

(d)                                 the Partnership will be entitled to deduct or withhold from any amount payable to a Holder of Series 8 Preferred Limited Partnership Units under these Series 8 Preferred Limited Partnership Units Provisions any amount required by law to be deducted and withheld from that payment.

17.                               Reclassification of Series 8 Preferred Limited Partnership Units

In accordance with the terms and limitations of such Preferred Units, each Series 8 Preferred Limited Partnership Unit may be reclassified into a Series 7 Preferred Limited Partnership Unit.  Any such Preferred Units that are reclassified into Series 7 Preferred Limited Partnership Units shall have the rights, privileges, restrictions and conditions set out herein.

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PART IV

Number and Designation of and Rights, Privileges, Restrictions and Conditions

Attaching to the Class A Preferred Limited Partnership Units, Series 5

The third series of Class A Preferred Limited Partnership Units of the Partnership shall consist of a maximum of 7,000,000 preferred limited partnership interests designated as Class A Preferred Limited Partnership Units, Series 5 (the “Series 5 Preferred Limited Partnership Units”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Limited Partnership Units as a class, shall have attached thereto the following rights, privileges, restrictions and conditions (the “Series 5 Preferred Limited Partnership Unit Provisions”):

1.                                      Consideration for Issue

The consideration for the issue of each Series 5 Preferred Limited Partnership Unit shall be one Class A Preference Share, Series 5 of Brookfield Renewable Power Preferred Equity Inc.

2.                                      Distributions

2.1          Cumulative Preferential Distributions

The holders of the then Outstanding Series 5 Preferred Limited Partnership Units (the “Holders”) shall be entitled to receive, and the Partnership shall pay thereon, as and when declared by the General Partner, out of moneys of the Partnership legally available for distributions under Bermuda law and without regard to the income of the Partnership, cumulative preferential cash distributions (the “Series 5 Distributions”) payable quarterly at the rates and times herein provided by cheque at par in lawful money of Canada at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable.

(a)                                 Subject to Section 2.1(b), Series 5 Distributions payable on the Series 5 Preferred Limited Partnership Units will be in an annual amount per unit determined by multiplying the Annual Fixed Distribution Rate by C$25.00, less any tax required to be deducted and withheld, and shall be payable quarterly on each Distribution Payment Date.

(b)                                 The initial Series 5 Distribution payable on any Series 5 Preferred Limited Partnership Unit will be determined as if such Series 5 Preferred Limited Partnership Unit was issued and outstanding for the number of days commencing from and including the immediately preceding Distribution Payment Date (had such Series 5 Preferred Limited Partnership Unit been issued and outstanding at such time) to but excluding the Distribution Payment Date on which such initial Series 5 Distribution is to be paid.

(c)                                  If on any Distribution Payment Date, the Series 5 Distributions accrued to such date are not paid in full on all of the Series 5 Preferred Limited Partnership Units then Outstanding, such Series 5 Distributions, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the General Partner on which the Partnership shall have sufficient monies legally available for such Series 5 Distributions under Bermuda law.

(d)                                 The Holders shall not be entitled to any distributions other than or in excess of the Series 5 Distributions.

Series 5 Distributions shall (except in case of redemption in which case payment of Series 5 Distributions shall be made on surrender of the certificate representing the Series 5 Preferred Limited Partnership Units to be redeemed) be paid by (i) posting in a postage paid envelope addressed to each Holder at the last address of such Holder as it appears on the securities register of the Partnership or, in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders, or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, a cheque for such Series 5 Distributions (less any tax required to be deducted and withheld) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary or (ii) by any other reasonable means the Partnership deems desirable. Notwithstanding the foregoing, any distribution cheque may be delivered by the Partnership to a Holder at his/her address as

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aforesaid. The posting or delivery of such cheque or the payment of the Series 5 Distributions by any other reasonable means on or before the date on which such distribution is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such Series 5 Distributions to the extent of the sum represented thereby (plus the amount of any tax required to be deducted and withheld as aforesaid and remitted to the proper tax authority) unless, if applicable, such cheque is not paid on due presentation. Subject to applicable law, distributions which are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed for a period of two years from the date on which they were declared to be payable shall be forfeited to the Partnership.

2.2          Distribution for Other than a Full Distribution Period

Subject to Section 2.1, for any period that is less than a full Distribution Period, with respect to any Series 5 Preferred Limited Partnership Unit (i) that is issued or redeemed during such Distribution Period or (ii) in respect of which assets of the Partnership are distributed to the Holders thereof pursuant to Section 3, the Holders shall be entitled to receive, and the Partnership shall pay thereon, if, as and when declared by the General Partner, out of moneys of the Partnership legally available for distributions under Bermuda law and without regard to the income of the Partnership, Series 5 Distributions in an amount per Series 5 Preferred Limited Partnership Unit equal to the amount obtained (rounded to five decimal places) when the product of the Annual Fixed Distribution Rate and C$25.00 is multiplied by a fraction, the numerator of which is the number of calendar days elapsed in the relevant period and the denominator of which is 365, less any tax required to be deducted and withheld.

3.                                      Rights on Liquidation

In the event of the liquidation, dissolution or winding up of the Partnership, whether voluntary or involuntary, or any other distribution of assets of the Partnership among its unitholders for the purpose of winding-up its affairs, unless the Partnership is continued under the election to reconstitute and continue the Partnership pursuant to Section 16.2 of the Agreement, the Holders shall be entitled to receive C$25.00 per Series 5 Preferred Limited Partnership Unit held by them, together with all accrued (whether or not declared) and unpaid

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Series 5 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership), before any amounts shall be paid or any assets of the Partnership distributed to the holders of any Junior Securities. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Partnership.

4.                                      Redemption at the Option of the Partnership

The Partnership may not redeem any of the Series 5 Preferred Limited Partnership Units prior to April 30, 2018. On or after April 30, 2018, the Partnership may, subject to applicable law, meeting the solvency requirements under Bermuda law and to the provisions described under Section 6 below, upon giving notice as hereinafter provided, at its option, without the consent of the Holders redeem all, or any part, of the then Outstanding Series 5 Preferred Limited Partnership Units by the payment of an amount in cash for each Series 5 Preferred Limited Partnership Unit so redeemed equal to:

(a)                                 C$26.00 per Series 5 Preferred Limited Partnership Unit if redeemed before April 30, 2019;

(b)                                 C$25.75 per Series 5 Preferred Limited Partnership Unit if redeemed on or after April 30, 2019 but before April 30, 2020;

(c)                                  C$25.50 per Series 5 Preferred Limited Partnership Unit if redeemed on or after April 30, 2020 but before April 30, 2021;

(d)                                 C$25.25 per Series 5 Preferred Limited Partnership Unit if redeemed on or after April 30, 2021 but before April 30, 2022;

(e)                                  C$25.00 per Series 5 Preferred Limited Partnership Unit if redeemed on or after April 30, 2022;

in each case, together with all accrued and unpaid Series 5 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership) (the “Redemption Price”).

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If less than all of the then Outstanding Series 5 Preferred Limited Partnership Units are at any time to be redeemed, then the particular Series 5 Preferred Limited Partnership Units to be redeemed shall be selected on a pro rata basis disregarding fractions or, if the Series 5 Preferred Limited Partnership Units are at such time listed on such exchange, with the consent of the Toronto Stock Exchange, in such manner as the General Partner in its sole discretion may, by resolution determine.

The Partnership shall give notice in writing not less than 25 days nor more than 60 days prior to the date on which the redemption is to take place of its intention to redeem such Series 5 Preferred Limited Partnership Units to each person who at the date of giving such notice is the Holder of Series 5 Preferred Limited Partnership Units to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each Holder of Series 5 Preferred Limited Partnership Units to be redeemed at the last address of such Holder as it appears on the securities register of the Partnership, or in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Partnership as one of such joint Holders or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Partnership, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such Holders shall not affect the validity of the redemption as to the other Holders to be redeemed. Such notice shall set out the number of such Series 5 Preferred Limited Partnership Units held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Partnership shall pay or cause to be paid to the Holders to be redeemed the Redemption Price on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 5 Preferred Limited Partnership Units so called for redemption. Such payment (less any tax required to be deducted and withheld by the Partnership) shall be made by cheque payable at par at any branch in Canada of the Partnership’s bankers for the time being or by any other reasonable means the Partnership deems desirable and shall be a full and complete discharge of the Partnership’s obligation to pay the Redemption Price owed to the Holders of Series 5 Preferred Limited Partnership Units so called for redemption unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the

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Series 5 Preferred Limited Partnership Units called for redemption shall cease to be entitled to Series 5 Distributions and the Holders thereof shall not be entitled to exercise any of the rights of unitholders in respect thereof, except to receive the Redemption Price therefor, provided that if payment of the Redemption Price shall not be duly made by the Partnership on or before the redemption date, the Partnership shall forthwith thereafter return the Holder’s deposited unit certificate or certificates to the Holder. At any time after notice of redemption is given as aforesaid, the Partnership shall have the right to deposit the Redemption Price of any or all Series 5 Preferred Limited Partnership Units called for redemption (less any tax required to be deducted and withheld by the Partnership), or such part thereof as at the time of deposit has not been claimed by the Holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such units, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made, such units shall be deemed to be redeemed on the redemption date specified in the notice of redemption. After the Partnership has made a deposit as aforesaid with respect to any units, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of unitholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such units, without interest. Any interest allowed on such deposit shall belong to the Partnership. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Partnership’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of two years from the date specified for redemption shall be forfeited to the Partnership.

5.                                      Restrictions on Distributions and Retirement and Issue of Units

Subject to meeting the solvency requirements under Bermuda law and so long as any of the Series 5 Preferred Limited Partnership Units are Outstanding, the Partnership shall not, without the approval of the Holders:

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(a)                                 declare, pay or set apart for payment any distributions (other than distributions payable in Junior Securities) in respect of any Junior Securities;

(b)                                 except out of the net cash proceeds of a substantially concurrent issue of Junior Securities, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Junior Securities;

(c)                                  redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 5 Preferred Limited Partnership Units then Outstanding; or

(d)                                 except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Parity Securities;

unless, in each such case, all accrued and unpaid Series 5 Distributions up to and including the Series 5 Distribution payable for the last completed Distribution Period, and all accrued and unpaid distributions up to and including the distribution payable for the last completed period for which distributions were payable on all Parity Securities and Senior Securities, have been declared and paid or set apart for payment.

6.                                      Purchase for Cancellation

Subject to applicable law, meeting the solvency requirements under Bermuda law and to the provisions described in Section 5, the Partnership may at any time purchase for cancellation the whole or any part of the Series 5 Preferred Limited Partnership Units Outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the General Partner, such units are obtainable.

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7.                                      Voting Rights

The Holders shall not have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership or (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Limited Partnership Units as a class and meetings of the Holders as a series, in each case in respect of matters which limited partners may properly vote under Bermuda law) be entitled to receive notice of, attend, or vote at any meeting of unitholders of the Partnership.

8.                                      Modifications

The provisions attaching to the Series 5 Preferred Limited Partnership Units as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by applicable law, subject to a minimum requirement that such approval be passed  by of the requisite affirmative vote of the votes cast at a meeting of the Holders of the Series 5 Preferred Limited Partnership Units duly called and held for that purpose, or given by resolution signed by the requisite percentage of Holders of Series 5 Preferred Limited Partnership Units, in each case, in accordance with Section 9, hereof.

9.                                      Approval of Holders of Series 5 Preferred Limited Partnership Units

9.1                               Approval

Notwithstanding Section 17.8 of the Agreement, and except as otherwise provided herein, any approval of the Holders as a series with respect to any matters requiring the consent of the Holders as a series may be given in such manner as may then be required by applicable law, subject to a minimum requirement that such approval be given by a resolution signed by the Holders of Series 5 Preferred Limited Partnership Units owning not less than the percentage of the Series 5 Preferred Limited Partnership Units that would be necessary to authorize such action at a meeting at which all holders of Series 5 Preferred Limited Partnership Units were present and voted or represented by proxy or passed by the affirmative vote of at least 66 2/3% of the votes cast by the Holders of the Series 5 Preferred Limited Partnership Units at a meeting of the Holders duly called for that purpose and at which the Holders of at least 25% of the Outstanding Series 5 Preferred Limited Partnership Units are present or represented by proxy. If at any such

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meeting the Holders of at least 25% of the then Outstanding Series 5 Preferred Limited Partnership Units are not present or represented by proxy within one half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 5 days thereafter and to such time and place as may be designated by the chairman of such meeting, and no notice need be given of such adjourned meeting. At such adjourned meeting, the Holders of the Series 5 Preferred Limited Partnership Units represented in person or by proxy may transact the business for which the meeting was originally called and the Holders of Series 5 Preferred Limited Partnership Units then represented in person or by proxy shall form the necessary quorum.

Each Series 5 Preferred Limited Partnership Unit shall entitle the Holder thereof to one vote for the purposes of any approval at a meeting of the Holders of the Series 5 Preferred Limited Partnership Units or by written consent.

9.2                               Formalities, etc

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Holders shall be those from time to time prescribed by the Agreement with respect to meetings of unitholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders, each such Holder entitled to vote thereat shall be entitled to one vote in respect of each Series 5 Preferred Limited Partnership Unit held.

10.                               Tax Matters

The Series 5 Distribution, whether paid or accrued, shall be treated as a guaranteed payment within the meaning of Section 707(c) of the Code, including for the purpose of determining Net Income and Net Loss and otherwise maintaining Capital Accounts, unless there is a change in Tax law or administrative practice that requires treatment other than as a guaranteed payment for U.S. federal income tax purposes, as determined in the sole discretion of the General Partner. For U.S. federal income tax purposes, the deduction attributable to any amount treated as a guaranteed payment under this Section 10 shall be specially allocated to the

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Partners in a manner determined by the General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations.

11.                               Unissued Units

Series 5 Preferred Limited Partnership Units not issued shall be provided the status of authorized but unissued Series 5 Preferred Limited Partnership Units.

12.                               No Sinking Fund

Series 5 Preferred Limited Partnership Units are not subject to the operation of a sinking fund.

13.                               Notices

If the General Partner determines that mail service is or is threatened to be interrupted at the time when the Partnership is required or elects to give or send any Notice (including any cheque or any unit certificate) by mail to a Holder of Series 5 Preferred Limited Partnership Units, whether in connection with the redemption of such Series 5 Preferred Limited Partnership Units or otherwise, notwithstanding provisions hereof, the Partnership may fulfill the requirement to send such Notice by arranging for the delivery thereof to such Holder by the Transfer Agent at its principal office(s), and such Notice shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in the Agreement, provided that as soon as the General Partner determines that mail service is no longer interrupted or threatened to be interrupted, such Notice, if not theretofore delivered to such Holder, shall be sent by mail or other means as herein provided.

Accidental failure to give Notice, including invitation for tenders or other communication to one or more Holders shall not affect the validity of the Notices properly given or any action taken pursuant to such Notice but, upon such failure being discovered, such Notice shall be given forthwith to such Holder or Holders.

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14.                               Preemption

Holders of Series 5 Preferred Limited Partnership Units shall not have any rights of preemption with regard to any Partnership Interests.

15.                               Interpretation

15.1                        Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

“Annual Fixed Distribution Rate” means 5.59%.

“Distribution Payment Date” in respect of the distributions payable on the Series 5 Preferred Limited Partnership Units means the day on or before the last day of each of January, April, July and October in each year.

“Distribution Period” means the period from and including the Series 5 Issue Date up to and including the next Distribution Payment Date and, thereafter, the period from the date following a Distribution Payment Date up to and including the next succeeding Distribution Payment Date.

“Holder” has the meaning attributed to it in Section 2.1.

“Ineligible Person” means any person whose address is in, or whom the Partnership or the Transfer Agent has reason to believe is a resident of, any jurisdiction outside Canada where the issue or delivery to that person of Series 5 Preferred Limited Partnership Units would require the Partnership to take any action to comply with securities or analogous laws of that jurisdiction.

“Redemption Price” has the meaning attributed to it in Section 4.

“Series 5 Distributions” has the meaning attributed to it in Section 2.1.

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“Series 5 Issue Date” means the date on which the applicable Series 5 Preferred Limited Partnership Units are issued.

“Series 5 Preferred Limited Partnership Units” has the meaning attributed to it in the introductory paragraph to these Series 5 Preferred Limited Partnership Units Provisions.

“Series 5 Preferred Limited Partnership Unit Provisions” has the meaning attributed to it in the introductory paragraph to these terms and conditions.

“Transfer Agent” means the Partnership, or any person as from time to time may be the registrar and transfer agent for the Series 5 Preferred Limited Partnership Units.

15.2                        Interpretation of terms

In the provisions herein contained attaching to the Series 5 Preferred Limited Partnership Units:

(a)                                 “accrued and unpaid distributions” means the aggregate of (i) all unpaid Series 5 Distributions for any completed Distribution Period; and (ii) a cash amount calculated as though Series 5 Distributions had been accruing on a day to day basis from but excluding the date on which the last quarterly distribution was payable up to and including the date to which the computation of accrued distributions is to be made; provided in the case of each of (i) and (ii), no amount shall be included in the accrued and unpaid Series 5 Distributions that would result in the duplication in payment by the Partnership of the amount of any distribution on the Series 5 Preferred Limited Partnership Units;

(b)                                 in the event that any date on which any Series 5 Distribution is payable by the Partnership, or any date on or by which any other action is required to be taken by the Partnership or the Holders hereunder, is not a Business Day, then such distribution shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day;

(c)                                  in the event of the non-receipt of a cheque by a Holder of Series 5 Preferred Limited Partnership Units entitled to the cheque, or the loss or destruction of the

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cheque, the Partnership, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Partnership, will issue to the Holder a replacement cheque for the amount of the original cheque; and

(d)                                 the Partnership will be entitled to deduct or withhold from any amount payable to a Holder of Series 5 Preferred Limited Partnership Units under these Series 5 Preferred Limited Partnership Units Provisions any amount required by law to be deducted and withheld from that payment.

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